UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President - Executive Officer / CFO

Mizuho Financial Group, Inc.

For Immediate Release:	May 15, 2009

Financial Statements for Fiscal 2008 <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):		8411
Stock Exchanges (Japan):		Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:		http://www.mizuho-fg.co.jp/english/
Representative:	Name: Title:	Takashi Tsukamoto President & CEO	Ordinary General Meeting of Shareholders (scheduled):	June 25, 2009
Filing of Yuka Shoken Hokokusho to the Kanto
For Inquiry:	Name:	Tatsuya Yamada	Local Finance Bureau (scheduled):	June 26, 2009
	Title:	General Manager, Accounting	Commencement of Dividend Payment (scheduled):	June 25, 2009
	Phone:	+81-3-5224-2030	Trading Accounts:	Established

Amounts less than one million yen are rounded down.

1. Financial Highlights for Fiscal 2008 (for the fiscal year ended March 31, 2009)

(1) Consolidated Results of Operations

	(%: Changes from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
Fiscal 2008	3,514,428	(22.3)	(395,131)	—	(588,814)	—
Fiscal 2007	4,523,510	10.3	397,120	(46.9)	311,224	(49.8)

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Net Income on Own Capital	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	¥	¥	%	%	%
Fiscal 2008	(54.14)	—	(29.6)	(0.2)	(11.2)
Fiscal 2007	25,370.25	24,640.00	8.5	0.2	8.7

Reference:   Equity in Income from Investments in Affiliates:

            Fiscal 2008: ¥(3,584) million; Fiscal 2007: ¥9,083 million

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock	Consolidated Capital Adequacy Ratio (BIS)
	¥ million	¥ million	%	¥	%
Fiscal 2008	152,723,070	4,186,606	1.3	104.38	10.55
Fiscal 2007	154,412,105	5,694,159	2.5	254,722.01	11.70

Reference:   Own Capital:

            As of March 31, 2009: ¥2,133,751 million; As of March 31, 2008: ¥3,902,114 million

Notes:	1. Own Capital Ratio was calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets × 100

2.      Consolidated Capital Adequacy Ratio (BIS) is based on the “Standards for Bank Holding Company to Consider the Adequacy of Its Capital Based on Assets and Others Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law” (Financial Services Agency Ordinance Announcement No. 20, March 27, 2006).

3. Consolidated Capital Adequacy Ratio (BIS) is a preliminary figure.

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
	¥ million	¥ million	¥ million	¥ million
Fiscal 2008	573,765	2,408,207	32,972	5,048,671
Fiscal 2007	170,714	(1,118,704)	(85,087)	2,055,793

2. Cash Dividends for Shareholders of Common Stock

	Cash Dividends per Share					Total Cash Dividends (Annual)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
(Record Date)	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million	%	%
Fiscal 2007	—	0.00	—	10,000.00	10,000.00	113,922	39.4	3.3
Fiscal 2008	—	0.00	—	10.00	10.00	111,676	—	5.5
Fiscal 2009 (estimate)	—	0.00	—	8.00	8.00		49.4

Note:	Please refer to page 1-3 for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Earnings Estimates for Fiscal 2009 (for the fiscal year ending March 31, 2010)

	(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥

1H F2009	1,600,000	(15.9)	130,000	128.9	70,000	(25.9)	6.26
Fiscal 2009	3,200,000	(8.9)	330,000	—	200,000	—	16.17

Note:	The number of shares of common stock used in calculating the above Net Income per Share of Common Stock is based on the number of outstanding shares of common stock as of March 31, 2009. It does not take into account the eventuality of an increase in the number shares of common stock as a result of the issuance of new shares by shelf registration announced today (May 15, 2009) or any increase in the number of outstanding shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock.

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Mizuho Financial Group, Inc.

4. Others

(1)	Changes in Significant Subsidiaries during the Fiscal Year

(changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2)	Changes in Accounting Methods and Presentation of Consolidated Financial Statements

(To be described in changes of fundamental and important matters for the preparation of Consolidated Financial Statements)

(a)	Changes due to revisions of accounting standards, etc.: Yes
(b)	Changes other than (a) above: No

Please refer to “Changes of Fundamental and Important Matters for the Preparation of Consolidated Financial Statements” on page 1-28 for details.

(3)	Issued Shares of Common Stock

(a) Year-end issued shares (including treasury stock ):	As of March 31, 2009:	11,178,940,660 shares; As of March 31, 2008:	11,396,254 shares
(b) Year-end treasury stock:	As of March 31, 2009:	11,335,903 shares; As of March 31, 2008:	4,585 shares

Please refer to “Per Share Information (Consolidated Basis)” on page 1-44 for the number of shares, based on which Net Income per share of common stock (consolidated basis) was calculated.

(Reference) Non-Consolidated Financial Statements for Fiscal 2008

1. Financial Highlights for Fiscal 2008 (for the fiscal year ended March 31, 2009)

(1) Non-Consolidated Results of Operations

	(%: Changes from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%	¥ million	%
Fiscal 2008	442,701	(45.1)	422,733	(46.2)	411,961	(46.6)	378,815	(53.2)
Fiscal 2007	806,519	(35.4)	787,155	(36.0)	772,635	(36.5)	811,002	(34.5)

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
Fiscal 2008	32.00	28.45
Fiscal 2007	68,658.41	64,138.22

(2) Non-Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2008	4,552,741	3,608,611	79.2	236.36
Fiscal 2007	4,658,922	3,512,845	75.4	220,538.65

References:

1. Own Capital:

As of March 31, 2009: ¥3,607,578 million; As of March 31, 2008: ¥3,512,845 million

2. Maximum amount available for dividends: As of March 31, 2009: ¥1,677,022 million; As of March 31, 2008: ¥1,582,289 million

(note) “Maximum amount available for dividends” is calculated pursuant to Article 461, Paragraph 2 of the Company Law.

2. Earnings Estimates for Fiscal 2009 (for the fiscal year ending March 31, 2010)

	(%: Changes from the corresponding period of the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥ million	%	¥
1H F2009	18,000	(95.7)	8,000	(98.0)	4,000	(99.0)	4,000	(99.1)	0.35
Fiscal 2009	33,000	(92.5)	13,000	(96.9)	4,000	(99.0)	4,000	(98.9)	(1.37)

Note:	The number of shares of common stock used in calculating the above Net Income per Share of Common Stock is based on the number of outstanding shares of common stock as of March 31, 2009. It does not take into account the eventuality of an increase in the number shares of common stock as a result of the of new shares by shelf registration announced today (May 15, 2009) or any increase in the number of outstanding shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio including as a result of the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan and elsewhere.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with, and in our report on Form 6-K dated February 13, 2009 furnished to, the U.S. Securities and Exchange Commission (“SEC”) which are available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

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Mizuho Financial Group, Inc.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share and total cash dividends related to classified stock, the rights of which are different from those of common stock, is as follows:

	Cash Dividends per Share					Total Cash Dividends (Annual)
(Record Date)	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million
Eleventh Series Class XI Preferred Stock
Fiscal 2007	—	0.00	—	20,000.00	20,000.00	18,874
Fiscal 2008	—	0.00	—	20.00	20.00	18,239
Fiscal 2009 (estimate)	—	0.00	—	20.00	20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2007	—	0.00	—	30,000.00	30,000.00	1,100
Fiscal 2008	—	0.00	—	30.00	30.00	1,100
Fiscal 2009 (estimate)	—	0.00	—	30.00	30.00

(Retroactive adjustments according to the allotment of shares or fractions of a share without consideration)

We conducted the allotment of shares or fractions of a share without consideration on January 4, 2009. Cash Dividends per Share and Per Share Information on the assumption that such allotment had been made at the beginning of the previous period would be as follows:

	Cash Dividends per Share
(Record Date)	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥
Common stock
Fiscal 2007	—	0.00	—	10.00	10.00
Eleventh Series Class XI Preferred Stock
Fiscal 2007	—	0.00	—	20.00	20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2007	—	0.00	—	30.00	30.00

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Total Net Assets per Share of Common Stock
	¥	¥	¥
(Consolidated)
Fiscal 2007	25.37	24.64	254.72

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Total Net Assets per Share of Common Stock
	¥	¥	¥
(Non-consolidated)
Fiscal 2007	68.65	64.13	220.53

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Mizuho Financial Group, Inc.

¡Notes to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

Reference:

For example, in the EDINET website, it is stated that “any information in English contained in this XBRL data that may be downloaded from the list is provided for reference purpose only, and the accuracy of the information is not assured.”

The examples of English account names, which are different in our financial statements and XBRL, include the following:

	Mizuho: Reserves for Possible Losses on Loans	XBRL: Allowance for loan losses
	Mizuho: Common Stock and Preferred Stock	XBRL: Capital Stock
	Mizuho: Net Unrealized Gains on Other Securities, net of Taxes	XBRL: Valuation difference on available-for-sale securities
	Mizuho: Other Operating Income (Expenses)	XBRL: Other ordinary income (expenses)
	Mizuho: Other Ordinary Income (Expenses)	XBRL: Other income (expenses)

Please note that the names of the English accounts, including but not limited to, those other than the above examples, may be subject to changes in the future.

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Mizuho Financial Group, Inc.

1. CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

(Please refer to Summary of Financial Results for Fiscal 2008 for more information.)

(1) Analysis of Results of Operations

Looking back over the economic climate during the fiscal year ended March 31, 2009, many financial institutions, mainly in Europe and the United States, experienced shortages of capital and management difficulties in the wake of the turmoil of the securitization market triggered by the subprime loan problem. As a result, uncertainties in financial markets increased significantly in the form of, for example, the tightening of credit on a global scale due to the deterioration of intermediary function of financial institutions.

These financial uncertainties had significant impacts on the actual economy. The serious economic downturn is continuing in the United States and Europe, as personal consumption, housing investments and capital investments are further worsening. Emerging countries and countries dependent on natural resources are also suffering from worsening economies.

As for the Japanese economy, corporate earnings were significantly aggravated, affected by drastic declines in exports due to the deteriorating world economy and appreciation of the yen. As a result, the number of bankruptcies increased regardless of industry type and company size, and stock prices fell sharply. In addition, personal consumption decreased in the worsening environment of employment and income due to the rapid production adjustments. The serious downturn in the economy is continuing against the background of decreased domestic and foreign demand.

Under these circumstances, leading countries are promoting coordination of global policies to stabilize the financial markets and achieve economic recovery through summit conferences and other means, and the effects are gradually being materialized. However, there is a possibility that the actual economy deteriorates further due to protracted or worsening financial uncertainty.

Given the above business environment, it is important for Mizuho Financial Group (the “Group”) to further strengthen its profitability by allocating management resources flexibly and providing superior financial services to meet customers’ needs, while maintaining financial soundness and enhancing corporate governance such as risk management.

Reflecting the above economic environment, Net Loss amounted to ¥588.8 billion.

Taking segment information by type of business for MHFG and its consolidated subsidiaries categorized under banking business (banking and trust banking business), securities business and other, Ordinary Profits before excluding inter-segment Ordinary Profits was ¥(386.4) billion for banking business, ¥(21.4) billion for securities business and ¥18.9 billion for other. Looking at segment information by geographic area categorized under Japan, the Americas, Europe and Asia/Oceania, Ordinary Profits before excluding inter-segment Ordinary Profits was ¥(406.6) billion for Japan, ¥97.6 billion for the Americas, ¥(104.7) billion for Europe and ¥31.4 billion for Asia/Oceania.

As for earnings estimates for fiscal 2009, we estimate Ordinary Income of ¥3,200.0 billion, Ordinary Profits of ¥330.0 billion and Net Income of ¥200.0 billion on a consolidated basis.

The above estimates are based on information that is available at this moment and assumptions of factors that have an influence on future results of operations. Actual results may differ materially from these estimates, depending on future events. Please refer to “forward-looking statements” on page 1-2.

(2) Analysis of Financial Conditions

Consolidated total assets as of March 31, 2009 amounted to ¥152,723.0 billion, decreasing by ¥1,689.0 billion from the end of the previous fiscal year, mainly due to decreases in Securities.

Securities were ¥30,173.6 billion, decreasing by ¥3,784.9 billion from the end of the previous fiscal year. The balance of Loans and Bills Discounted amounted to ¥70,520.2 billion, increasing by ¥4,911.5 billion from the end of the previous fiscal year.

Deposits amounted to ¥77,179.5 billion, increasing by ¥1,004.2 billion from the end of the previous fiscal year.

Net Assets amounted to ¥4,186.6 billion, decreasing by ¥1,507.5 billion from the end of the previous fiscal year. Shareholders’ Equity was ¥2,554.1 billion, Total Valuation and Translation Adjustments was ¥(420.3) billion and Minority Interests was ¥2,051.6 billion.

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Mizuho Financial Group, Inc.

Net Cash Provided in Operating Activities was ¥573.7 billion mainly due to increased Borrowed Money (excluding Subordinated Borrowed Money). Net Cash Provided by Investing Activities was ¥2,408.2 billion mainly due to purchase and sale of securities, and Net Cash Used in Financing Activities was ¥32.9 billion. As a result, Cash and Cash Equivalents as of March 31, 2009 was ¥5,048.6 billion.

The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 10.55% (preliminary).

	March 31, 2007	March 31, 2008	March 31, 2009
Basel II	12.48%	11.70%	10.55%

(3) Basic Policy on Profit Distribution, Proposed Dividend Payment for Fiscal 2008 and Forecast Dividend Payment for Fiscal 2009

We will continue to pursue “strengthening of stable capital base” and “steady returns to shareholders” as our “disciplined capital management”.

Based on this policy, despite the considerable worsening of our consolidated financial results compared with the previous term we plan to make cash dividend payments of ¥10 per share of common stock for the fiscal year ending March 31, 2009 as prescribed, from the standpoint of providing regular stable dividend payments while maintaining and strengthening the capital base. We also propose making dividend payments on preferred stock as prescribed (i.e., a cash dividend of ¥20 per share for the Eleventh Series Class XI Preferred Stock and a cash dividend of ¥30 per share for the Thirteenth Series Class XIII Preferred Stock).

As for the dividend forecast for fiscal 2009, although we anticipate a continuing severe business environment, we plan to make cash dividend payments of ¥8 per share of common stock from the standpoint also of providing stable dividend payments.

In July 2008, we repurchased our own shares (common shares) of ¥150.0 billion and cancelled almost all of them in September 2008 for the purpose of offsetting the potential dilutive effect of our common shares from the conversion of the Eleventh Series Class XI Preferred Stock. However, in light of factors including the current financial market turmoil and global economic downturn, we have been putting more priority on “strengthening of stable capital base” since the second half of fiscal 2008 in order to prepare for further adverse business environment. We will continue to focus on disciplined capital management together with steady returns to our shareholders as the current management priority as it has become increasingly important for financial institutions to maintain sufficient capital base amid a prolonged stagnation of both domestic and overseas economies.

The above dividend estimate is based on information that is currently available to us and on assumptions of factors that have an influence on future results of operations. Actual results may differ materially from these estimates. Please refer to “forward-looking statements” on page 1-2.

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2. ORGANIZATION STRUCTURE OF MIZUHO FINANCIAL GROUP

Mizuho Financial Group (the “Group”) is composed of Mizuho Financial Group, Inc. (“MHFG”) and its affiliates. The Group provides various financial services, principally banking business, together with securities business, trust and asset management business among others.

Notes:	1.	Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd. merged on May 7, 2009. Corporate name of the merged company is Mizuho Securities Co., Ltd.
	2.	DIAM Co., Ltd. is an affiliate of MHFG.

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Mizuho Financial Group, Inc.

Of the major domestic subsidiaries and affiliates, the following companies are listed on domestic stock exchanges:

Company Name	Location	Main Business	Ownership Percentage (%)	Listed Stock Exchanges
Mizuho Trust & Banking Co., Ltd.	Chuo-Ku, Tokyo	Trust and Banking Business	69.9 0.2	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section)

Mizuho Investors Securities Co., Ltd.	Chuo-Ku, Tokyo	Securities Business	66.8 66.8	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section) Nagoya Stock Exchange (First Section)

Shinko Securities Co., Ltd. (Note 1)	Chuo-Ku, Tokyo	Securities Business	27.3 27.3	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section) Nagoya Stock Exchange (First Section)

Italic figures of Ownership Percentage denote percentage of interest held by subsidiaries.

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Mizuho Financial Group, Inc.

3. MANAGEMENT POLICY

(1) Principal Management Policy

Mizuho Financial Group (the “Group”) pursues our goals of being held in high regard by our shareholders and the financial markets and earning widespread trust from the community as Japan’s leading comprehensive financial services group on the basis of the three fundamental management philosophies below.

a)	To provide the highest level of comprehensive financial services to our customers and clients.

b)	To provide an attractive, inspiring workplace for our employees where they can each demonstrate their rich individuality and ability to meet their respective challenges.

c)	To enable each group company to demonstrate to the utmost its own particular characteristics and strengths in its respective business field and function.

(2) Management’s Medium/Long-term Targets and Issues to be Resolved

The turmoil in the global financial markets caused by the subprime loan problem is affecting the actual economy significantly all over the world, including Europe and the United States. In Japan, the impacts on finance and the economy are rapidly worsening.

In this difficult environment, the Group will provide financial services to meet customer needs while focusing on improving efficiency and strengthening its risk management capabilities. For this, the Group will review its strategies in consideration of the changes in the environment and will promptly establish a stable management base. In consideration of the importance of capital, the Group will continue to take measures focusing on strengthening its capital to maintain financial soundness.

The Group companies will further promote efficient business operation, including the effective use of capital, by allocating management resources flexibly. In addition, the Group companies will strengthen profitability by providing superior financial services to their customers through utilization of their respective strengths and promotion of mutual collaboration within the Group. We will also strive to win further confidence of domestic and overseas customers by continuing to establish a solid compliance structure and advanced risk management system.

[Business Strategy]

(Please refer to “Management Structure of Mizuho Financial Group, Inc.” on page 1-11.)

(The Global Corporate Group)

Mizuho Corporate Bank, Ltd. (“MHCB”) will offer financial solutions on a global basis based on its strengths as a professional in corporate finance, while taking into account changes in the financial and economic environment. In particular, we will strengthen our business reorganization, cross-border M&As and corporate revitalization businesses. At the same time, we will review our business operation through the streamlining of our organization such as reduction of headquarter personnel and improvement in the efficiency of personnel allocation. We will also strengthen human resources through various efforts, promoting activities of diverse personnel, such as women and national staff. Steps will also be taken to strengthen and enhance the sophistication of risk management and credit management systems on a global basis.

With the merger of MHSC and Shinko Securities Co., Ltd. effective in May 2009, a new Mizuho Securities Co., Ltd. was established. The new MHSC will combine the global platform held by the former MHSC with the nationwide network of a full-line, comprehensive securities company held by Shinko Securities Co., Ltd., establish a solid management structure and provide optimum solutions for customers through high-quality products and services.

In addition, MHCB and MHSC will endeavor to reinforce their collaboration taking into account deregulatory developments. They will offer superior financial services to customers who demand high-quality solutions that combine functions of banks and securities companies, while adhering to compliance as before.

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Mizuho Financial Group, Inc.

(The Global Retail Group)

Mizuho Bank, Ltd. (“MHBK”) will return to its original starting point as a commercial bank and deepen and advance the relationship of trust with customers, including “individual customers” and “small- and medium-sized enterprises, middle market corporations, and their management,” based on the philosophy of “putting customers first.”

In the individual market, we will strengthen marketing and improve our products and services, while enhancing remote channels in order to expand points of contact with customers. As for human resources, we will respond to the diverse financial demands of customers by raising the quality of our financial consultants.

In the corporate market, while conducting careful credit control, we will actively provide smooth financing to small and medium-sized enterprise and middle market corporation customers, with the recognition that this is the mission of financial institutions. We will also provide optimum solutions such as derivatives, MBOs and business successions, while enhancing our loan, deposit and settlement services. We will even more actively support the business revitalization of customers under difficult economic conditions.

We will respond to the more diversified and sophisticated needs of customers by reinforcing collaboration with the Group companies and leveraging all of the comprehensive resources of the Group.

We will continue to strengthen compliance, customer protection and security to ensure that our customers can conduct their transactions without concern.

(The Global Asset & Wealth Management Group)

Mizuho Trust & Banking Co., Ltd. (“MHTB”) aims to become “top brand in asset & wealth management” by developing highly professional personnel and further increasing points of contact with customers through augmenting sales staff. We will continue to strengthen collaboration with the Group companies, including MHBK, through exchanges of personnel and provide a wide range of trust functions to customers of the whole Group.

Mizuho Private Wealth Management Co., Ltd. will promote high-quality wealth management services and establish its status as a pioneer in the Japanese market by further strengthening owner consulting capabilities and developing professional personnel.

As core companies in the asset management business of the Group, Mizuho Asset Management Co., Ltd. and DIAM Co., Ltd. will respond to the diversified needs of customers.

In our efforts to become “a financial partner that helps customers shape their future and achieve their dreams,” which is an ideal implicit in the Group brand slogan, “Channel to Discovery,” the Group will work to fulfill our social responsibilities and public duties and further promote our corporate values by steadily pursuing business strategies under a solid internal control system and promoting CSR (corporate social responsibility) activities, including support for financial education and environmental efforts. We sincerely look forward to the continuing support of our shareholders.

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Management Structure of Mizuho Financial Group, Inc.

Mizuho Financial Group, Inc.
Global Corporate Group
Global Retail Group
Global Asset & Wealth Management Group
Group Strategy Affiliates
Mizuho Corporate Bank, Ltd.
Mizuho Bank, Ltd.
Mizuho Trust & Banking Co., Ltd.
Mizuho Private Wealth Management Co., Ltd.
Mizuho Financial Strategy Co., Ltd.
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.
Trust & Custody Services Bank, Ltd.
Mizuho Asset Management Co., Ltd.
DIAM Co., Ltd.
Shinko Securities Co., Ltd.
Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd. merged on May 7, 2009. Corporate name of the merged company is Mizuho Securities Co., Ltd.
(as of March 31, 2009)

Global Corporate Group:

The Global Corporate Group provides highly specialized and cutting-edge products and services by leveraging its comprehensive financial capability, with close cooperation between the global corporate banking sector and the securities sector in response to the needs of large and global corporations.

Global Retail Group:

The Global Retail Group provides top-level products and services, in close cooperation with domestic and international companies throughout the group in response to the diversified and globalized needs of individuals as well as SMEs and middle-market corporations in Japan.

Global Asset & Wealth Management Group:

The Global Asset & Wealth Management Group provides top-level products and services on a global scale in response to the diversified and advanced customers' needs in the business areas of trust and custody, and private banking.

Group Strategy Affiliates :

Mizuho Financial Strategy Co., Ltd.:
An advisory company for financial institutions regarding corporate management and corporate revitalization.

Mizuho Research Institute Ltd.:
A think tank.

Mizuho Information & Research Institute, Inc.:
An IT-related company.

1-11

Mizuho Financial Group, Inc.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS FOR PRESENTATION AND PRINCIPLES OF CONSOLIDATION

1. Scope of Consolidation

a)	Number of consolidated subsidiaries: 145

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

During the period, Mizuho Capital Investment (JPY) 3 Limited and nine other companies were newly consolidated upon their establishment and so on.

During the period, Mizuho Credit Co., Ltd. and ten other companies were excluded from the scope of consolidation as a result of dissolution and other factors.

b)	Number of non-consolidated subsidiaries: 0

2. Application of the Equity Method

a)	Number of non-consolidated subsidiaries under the equity method: 0

b)	Number of affiliates under the equity method: 22

Names of principal companies:

The Chiba Kogyo Bank, Ltd.

Shinko Securities Co., Ltd.

During the period, Japan Stockholders Data Service Co., Ltd. and two other companies were newly included in the scope of the equity method.

During the period, Mizuho Corporate Leasing (Thailand) Co., Ltd. and one other company were excluded from the scope of the equity method as a result of the disposition of its shares, and other factors.

c)	Number of non-consolidated subsidiaries not under the equity method: 0

d)	Affiliates not under the equity method:

Name of principal company:

Asian-American Merchant Bank Limited

Non-consolidated subsidiaries and affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s consolidated financial statements in terms of Net Income (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Net Deferred Hedge Gains (Losses), net of Taxes (amount corresponding to MHFG’s equity position) and others.

1-12

Mizuho Financial Group, Inc.

3. Balance Sheet Dates of Consolidated Subsidiaries

a)	Balance sheet dates of consolidated subsidiaries are as follows:

October 31	1 company
December 31	55 companies
March 31	62 companies
The day before the last business day of June	23 companies
The day before the last business day of December	4 companies

b)	Consolidated subsidiaries with balance sheet dates of October 31, the day before the last business day of June, and the day before the last business day of December were consolidated based on their tentative financial statements as of and for the period ended December 31. Other consolidated subsidiaries were consolidated based on their financial statements as of and for the period ended their respective balance sheet dates.

The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective balance sheet dates and the date of the consolidated financial statements.

4. Special Purpose Entities Subject to Disclosure

a)	Summary of special purpose entities subject to disclosure and transactions with these special purpose entities

Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”), and Mizuho Trust & Banking Co., Ltd. (“MHTB”), which are consolidated subsidiaries of MHFG, granted loans, credit facilities and liquidity facilities to 25 special purpose entities (mainly incorporated in the Cayman Islands) in their borrowings and fund raising by commercial paper in order to support securitization of monetary assets of customers. The aggregate assets and aggregate liabilities of these 25 special purpose entities at their respective balance sheet dates amounted to ¥2,984,889 million and ¥2,984,039 million, respectively. MHBK, MHCB and MHTB do not own any shares with voting rights in any of these special purpose entities and have not dispatched any director or employee to them.

b)	Major transactions with these special purpose entities subject to disclosure as of or for the fiscal year ended March 31, 2009 are as follows:

As of March 31, 2009	Millions of yen
Loans	¥2,051,070
Credit and Liquidity Facilities	¥543,269

For the Fiscal Year ended March 31, 2009	Millions of yen
Interest Income on Loans	¥23,612
Fee and Commission Income, etc.	¥3,468

5. Evaluation of Assets and Liabilities of Consolidated Subsidiaries

Assets and liabilities of consolidated subsidiaries, including the portion attributable to minority shareholders, are valued at fair value as of the respective dates of acquisition.

6. Amortization of Goodwill and Negative Goodwill

As a rule, Goodwill and Negative Goodwill are amortized over a period up to 20 years under the straight-line method. The entire amount is expensed as incurred if the amount has no material impact.

1-13

Mizuho Financial Group, Inc.

(2) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2008	As of March 31, 2009
Assets
Cash and Due from Banks	¥3,483,802	¥5,720,253
Call Loans and Bills Purchased	248,728	141,296
Receivables under Resale Agreements	7,233,199	6,270,321
Guarantee Deposits Paid under Securities Borrowing Transactions	9,069,138	5,819,418
Other Debt Purchased	3,388,461	2,612,368
Trading Assets	13,856,237	13,514,509
Money Held in Trust	32,827	40,693
Securities	33,958,537	30,173,632
Loans and Bills Discounted	65,608,705	70,520,224
Foreign Exchange Assets	803,141	980,003
Derivatives other than for Trading Assets		7,872,780
Other Assets	10,984,529	4,138,508
Tangible Fixed Assets	802,692	842,809
Buildings	274,751	283,992
Land	395,873	410,391
Lease Assets	—	8,678
Construction in Progress	7,044	19,931
Other Tangible Fixed Assets	125,023	119,815
Intangible Fixed Assets	284,825	303,854
Software	228,412	232,786
Lease Assets	—	1,354
Other Intangible Fixed Assets	56,413	69,713
Deferred Tax Assets	607,920	722,160
Customers’ Liabilities for Acceptances and Guarantees	4,733,852	3,939,818
Reserves for Possible Losses on Loans	(684,465)	(889,579)
Reserve for Possible Losses on Investments	(30)	(3)

Total Assets	¥154,412,105	¥152,723,070

1-14

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2008	As of March 31, 2009
Liabilities
Deposits	¥76,175,319	¥77,179,540
Negotiable Certificates of Deposit	10,088,721	9,359,479
Debentures	3,159,443	2,300,459
Call Money and Bills Sold	6,693,712	6,449,829
Payables under Repurchase Agreements	11,511,019	9,173,846
Guarantee Deposits Received under Securities Lending Transactions	6,927,740	4,110,941
Commercial Paper	30,000	—
Trading Liabilities	8,313,072	7,995,359
Borrowed Money	4,818,895	8,941,972
Foreign Exchange Liabilities	222,652	591,132
Short-term Bonds	787,784	428,785
Bonds and Notes	4,052,189	4,597,403
Due to Trust Accounts	1,119,946	986,147
Derivatives other than for Trading Liabilities		7,578,211
Other Liabilities	9,795,054	4,620,459
Reserve for Bonus Payments	43,375	47,942
Reserve for Employee Retirement Benefits	36,019	36,329
Reserve for Director and Corporate Auditor Retirement Benefits	7,057	1,978
Reserve for Possible Losses on Sales of Loans	50,895	28,711
Reserve for Contingencies	14,095	20,555
Reserve for Frequent Users Services	8,349	11,389
Reserve for Reimbursement of Deposits	9,614	13,605
Reserve for Reimbursement of Debentures	—	8,973
Reserves under Special Laws	2,680	1,750
Deferred Tax Liabilities	11,354	7,486
Deferred Tax Liabilities for Revaluation Reserve for Land	105,096	104,355
Acceptances and Guarantees	4,733,852	3,939,818

Total Liabilities	148,717,945	148,536,464

Net Assets
Common Stock and Preferred Stock	1,540,965	1,540,965
Capital Surplus	411,093	411,318
Retained Earnings	1,476,129	608,053
Treasury Stock	(2,507)	(6,218)

Total Shareholders’ Equity	3,425,680	2,554,119

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	401,375	(519,574)
Net Deferred Hedge Gains, net of Taxes	5,985	67,525
Revaluation Reserve for Land, net of Taxes	147,467	146,447
Foreign Currency Translation Adjustments	(78,394)	(114,765)

Total Valuation and Translation Adjustments	476,434	(420,367)

Stock Acquisition Rights	—	1,187
Minority Interests	1,792,045	2,051,667

Total Net Assets	5,694,159	4,186,606

Total Liabilities and Net Assets	¥154,412,105	¥152,723,070

1-15

Mizuho Financial Group, Inc.

(3) CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2009
Ordinary Income	¥4,523,510	¥3,514,428
Interest Income	2,864,796	2,144,436
Interest on Loans and Bills Discounted	1,507,449	1,367,354
Interest and Dividends on Securities	671,783	466,785
Interest on Call Loans and Bills Purchased	12,847	8,253
Interest on Receivables under Resale Agreements	460,390	149,001
Interest on Securities Borrowing Transactions	46,492	37,853
Interest on Due from Banks	73,783	36,393
Other Interest Income	92,049	78,793
Fiduciary Income	64,355	55,891
Fee and Commission Income	596,759	514,997
Trading Income	249,076	301,521
Other Operating Income	294,356	259,151
Other Ordinary Income	454,165	238,431

Ordinary Expenses	4,126,390	3,909,560
Interest Expenses	1,801,156	1,075,584
Interest on Deposits	581,601	390,176
Interest on Negotiable Certificates of Deposit	127,984	87,019
Interest on Debentures	23,746	17,594
Interest on Call Money and Bills Sold	58,020	46,394
Interest on Payables under Repurchase Agreements	606,806	196,546
Interest on Securities Lending Transactions	70,596	41,493
Interest on Commercial Paper	78	21
Interest on Borrowed Money	70,255	74,093
Interest on Short-term Bonds	7,970	5,916
Interest on Bonds and Notes	90,253	83,638
Other Interest Expenses	163,841	132,690
Fee and Commission Expenses	102,233	98,343
Trading Expenses	192,927	—
Other Operating Expenses	312,094	295,102
General and Administrative Expenses	1,124,527	1,192,701
Other Ordinary Expenses	593,450	1,247,828
Provision for Reserves for Possible Losses on Loans	—	280,250
Other	593,450	967,578

Ordinary Profits (Losses)	¥397,120	¥(395,131)

1-16

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2009
Extraordinary Gains	¥125,571	¥22,137
Gains on Disposition of Tangible Fixed Assets	9,915	2,205
Reversal of Reserves for Possible Losses on Loans	75,779	—
Recovery on Written-off Claims	39,832	19,001
Reversal of Reserve for Contingent Liabilities from Financial Instruments and Exchange	—	930
Other Extraordinary Gains	43	—

Extraordinary Losses	36,629	32,882
Losses on Disposition of Tangible Fixed Assets	8,215	11,155
Losses on Impairment of Fixed Assets	2,698	10,898
Provision for Reserve for Contingent Liabilities from Financial Instruments and Exchange	0	—
Amortization of Goodwill of Security Subsidiary	25,715	—
Other Extraordinary Losses	—	10,828

Income (Loss) before Income Taxes and Minority Interests	486,062	(405,877)

Income Taxes:
Current	32,212	48,247
Deferred	118,546	109,103
Total Income Taxes	150,758	157,350

Minority Interests in Net Income	24,079	25,586

Net Income (Loss)	¥311,224	¥(588,814)

1-17

Mizuho Financial Group, Inc.

(4) CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2009
Shareholder’s Equity
Common Stock and Preferred Stock
Balance as of the end of the previous period	¥1,540,965	¥1,540,965
Changes during the period

Total Changes during the period	—	—

Balance as of the end of the period	1,540,965	1,540,965

Capital Surplus
Balance as of the end of the previous period	411,110	411,093
Changes during the period
Disposition of Treasury Stock	—	225
Effect of Exclusion of an Affiliate from the Scope of the Equity Method	(16)	—
Effect of Decrease in the Equity Position of an Affiliate	(0)	—

Total Changes during the period	(16)	225

Balance as of the end of the period	411,093	411,318

Retained Earnings
Balance as of the end of the previous period	1,440,310	1,476,129
Effect of Unification of Accounting Policies Applied to Foreign Subsidiaries	2,867	—
Changes during the period
Cash Dividends	(101,229)	(133,898)
Net Income (Loss)	311,224	(588,814)
Disposition of Treasury Stock	(1)	(101)
Cancellation of Treasury Stock	(180,189)	(146,308)
Transfer from Revaluation Reserve for Land, net of Taxes	3,148	1,046

Total Changes during the period	32,951	(868,076)

Balance as of the end of the period	1,476,129	608,053

Treasury Stock
Balance as of the end of the previous period	(32,330)	(2,507)
Changes during the period
Repurchase of Treasury Stock	(150,464)	(150,359)
Disposition of Treasury Stock	100	280
Cancellation of Treasury Stock	180,189	146,308
Increase in Stock issued by MHFG held by Equity-Method Affiliates	(3)	—
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	—	60

Total Changes during the period	29,822	(3,710)

Balance as of the end of the period	¥(2,507)	¥(6,218)

1-18

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2009
Total Shareholders’ Equity
Balance as of the end of the previous period	¥3,360,055	¥3,425,680
Effect of Unification of Accounting Policies Applied to Foreign Subsidiaries	2,867	—
Changes during the period
Cash Dividends	(101,229)	(133,898)
Net Income (Loss)	311,224	(588,814)
Repurchase of Treasury Stock	(150,464)	(150,359)
Disposition of Treasury Stock	98	404
Cancellation of Treasury Stock	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	3,148	1,046
Effect of Exclusion of an Affiliate from the Scope of the Equity Method	(16)	—
Effect of Decrease in the Equity Position of an Affiliate	(0)	—
Increase in Stock issued by MHFG held by Equity-Method Affiliates	(3)	—
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	—	60

Total Changes during the period	62,757	(871,560)

Balance as of the end of the period	3,425,680	2,554,119

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the end of the previous period	1,550,628	401,375
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(1,149,253)	(920,949)

Total Changes during the period	(1,149,253)	(920,949)

Balance as of the end of the period	401,375	(519,574)

Net Deferred Hedge Gains (Losses), net of Taxes
Balance as of the end of the previous period	(111,042)	5,985
Changes during the period
Net Changes in Items other than Shareholders’ Equity	117,028	61,539

Total Changes during the period	117,028	61,539

Balance as of the end of the period	5,985	67,525

Revaluation Reserve for Land, net of Taxes
Balance as of the end of the previous period	150,616	147,467
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(3,148)	(1,020)

Total Changes during the period	(3,148)	(1,020)

Balance as of the end of the period	147,467	146,447

Foreign Currency Translation Adjustments
Balance as of the end of the previous period	(38,964)	(78,394)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(39,429)	(36,371)

Total Changes during the period	(39,429)	(36,371)

Balance as of the end of the period	¥(78,394)	¥(114,765)

1-19

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2009
Total Valuation and Translation Adjustments
Balance as of the end of the previous period	¥1,551,237	¥476,434
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(1,074,803)	(896,802)

Total Changes during the period	(1,074,803)	(896,802)

Balance as of the end of the period	476,434	(420,367)

Stock Acquisition Rights
Balance as of the end of the previous period	—	—
Changes during the period
Net Changes in Items other than Shareholders’ Equity	—	1,187

Total Changes during the period	—	1,187

Balance as of the end of the period	—	1,187

Minority Interests
Balance as of the end of the previous period	1,813,115	1,792,045
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(21,070)	259,621

Total Changes during the period	(21,070)	259,621

Balance as of the end of the period	1,792,045	2,051,667

Total Net Assets
Balance as of the end of the previous period	6,724,408	5,694,159
Effect of Unification of Accounting Policies Applied to Foreign Subsidiaries	2,867	—
Changes during the period
Cash Dividends	(101,229)	(133,898)
Net Income (Loss)	311,224	(588,814)
Repurchase of Treasury Stock	(150,464)	(150,359)
Disposition of Treasury Stock	98	404
Cancellation of Treasury Stock	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	3,148	1,046
Effect of Exclusion of an Affiliate from the Scope of the Equity Method	(16)	—
Effect of Decrease in the Equity Position of an Affiliate	(0)	—
Increase in Stock issued by MHFG held by Equity-Method Affiliates	(3)	—
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	—	60
Net Changes in Items other than Shareholders’ Equity	(1,095,873)	(635,992)

Total Changes during the period	(1,033,116)	(1,507,553)

Balance as of the end of the period	¥5,694,159	¥4,186,606

1-20

Mizuho Financial Group, Inc.

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2009
Cash Flow from Operating Activities
Income (Loss) before Income Taxes and Minority Interests	¥486,062	¥(405,877)
Depreciation	132,721	142,676
Losses on Impairment of Fixed Assets	2,698	10,898
Amortization of Goodwill	27,688	66
Equity in Loss (Gain) from Investments in Affiliates	(9,083)	3,584
Increase (Decrease) in Reserves for Possible Losses on Loans	(163,096)	207,169
Increase (Decrease) in Reserve for Possible Losses on Investments	(144)	(27)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	50,895	(22,184)
Increase (Decrease) in Reserve for Contingencies	1,048	6,460
Increase (Decrease) in Reserve for Bonus Payments	5,152	9,072
Increase (Decrease) in Reserve for Employee Retirement Benefits	(655)	472
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	565	(5,079)
Increase (Decrease) in Reserve for Frequent Users Services	4,575	3,040
Increase (Decrease) in Reserve for Reimbursement of Deposits	9,614	3,990
Increase (Decrease) in Reserve for Reimbursement of Debentures	—	8,973
Interest Income - accrual basis	(2,864,796)	(2,144,436)
Interest Expenses - accrual basis	1,801,156	1,075,584
Losses (Gains) on Securities	(180,014)	548,270
Losses (Gains) on Money Held in Trust	(238)	(87)
Foreign Exchange Losses (Gains) - net	998,555	339,310
Losses (Gains) on Disposition of Fixed Assets	(1,700)	8,949
Decrease (Increase) in Trading Assets	(3,723,814)	(173,012)
Increase (Decrease) in Trading Liabilities	299,439	114,658
Decrease (Increase) in Derivatives other than for Trading Assets		(1,855,354)
Increase (Decrease) in Derivatives other than for Trading Liabilities		2,098,531
Decrease (Increase) in Loans and Bills Discounted	(590,397)	(6,593,357)
Increase (Decrease) in Deposits	2,299,855	2,521,344
Increase (Decrease) in Negotiable Certificates of Deposit	1,528,780	(617,405)
Increase (Decrease) in Debentures	(1,563,995)	(858,983)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	225,338	4,318,212
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(523,301)	663,824
Decrease (Increase) in Call Loans, etc.	845,166	1,022,085
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	(444,926)	3,249,719
Increase (Decrease) in Call Money, etc.	266,469	(1,355,886)
Increase (Decrease) in Commercial Paper	—	(30,000)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	980,959	(2,816,799)
Decrease (Increase) in Foreign Exchange Assets	51,635	(226,677)
Increase (Decrease) in Foreign Exchange Liabilities	(99,831)	369,818
Increase (Decrease) in Short-term Bonds (Liabilities)	(54,086)	(358,999)
Increase (Decrease) in Bonds and Notes	825,207	520,993
Increase (Decrease) in Due to Trust Accounts	(15,412)	(133,798)
Interest and Dividend Income - cash basis	2,922,168	2,233,069
Interest Expenses - cash basis	(1,803,557)	(1,138,316)
Other - net	(1,603,353)	(206,414)

Subtotal	123,352	538,081

Cash Refunded (Paid) in Income Taxes	47,362	35,684

Net Cash Provided by (Used in) Operating Activities	170,714	573,765

1-21

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2009
Cash Flow from Investing Activities
Payments for Purchase of Securities	(83,933,854)	(72,752,600)
Proceeds from Sale of Securities	66,532,713	57,885,003
Proceeds from Redemption of Securities	16,585,885	17,497,697
Payments for Increase in Money Held in Trust	(23,000)	(49,100)
Proceeds from Decrease in Money Held in Trust	39,869	41,193
Payments for Purchase of Tangible Fixed Assets	(84,804)	(106,101)
Payments for Purchase of Intangible Fixed Assets	(128,392)	(114,952)
Proceeds from Sale of Tangible Fixed Assets	18,450	5,956
Proceeds from Sale of Intangible Fixed Assets	10,216	1,112
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	(136,627)	—
Proceeds from Sales of Stocks of Subsidiaries (affecting the scope of consolidation)	838	—

Net Cash Provided by (Used in) Investing Activities	(1,118,704)	2,408,207

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money	129,859	1,388
Repayments of Subordinated Borrowed Money	(83,000)	(125,000)
Proceeds from Issuance of Subordinated Bonds	239,704	274,000
Payments for Redemption of Subordinated Bonds	(142,589)	(127,902)
Proceeds from Investments by Minority Shareholders	288,196	747,821
Repayments to Minority Shareholders	(185,500)	(373,976)
Cash Dividends Paid	(101,115)	(133,393)
Cash Dividends Paid to Minority Shareholders	(80,277)	(79,785)
Payments for Repurchase of Treasury Stock	(150,464)	(150,359)
Proceeds from Sale of Treasury Stock	98	179

Net Cash Provided by (Used in) Financing Activities	(85,087)	32,972

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(160)	(22,066)

Net Increase (Decrease) in Cash and Cash Equivalents	(1,033,237)	2,992,879

Cash and Cash Equivalents at the beginning of the fiscal year	3,089,030	2,055,793

Decrease in Cash and Cash Equivalents for Exclusion from Scope of Consolidation	—	(0)

Cash and Cash Equivalents at the end of the fiscal year	¥2,055,793	¥5,048,671

1-22

Mizuho Financial Group, Inc.

(6) NOTE FOR THE ASSUMPTION OF GOING CONCERN

Not applicable

(7) NOTES

Amounts less than one million yen are rounded down.

I. Standards of Accounting Method

1.	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the fiscal year, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the fiscal year, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the fiscal year, assuming they were settled at the end of the fiscal year.

2.	Securities

(i) Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in non-consolidated subsidiaries and affiliates, which are not under the equity method, are stated at acquisition cost and determined by the moving average method. Other Securities which have readily determinable fair value are stated at fair value. Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities which do not have readily determinable fair value are stated at acquisition cost or amortized cost and determined by the moving average method.

The net unrealized gains on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(ii) Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in (i) above.

3.	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

4.	Depreciation

(1)	Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The range of useful lives is as follows:

Buildings:	3 years to 50 years
Others:	2 years to 20 years

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(2)	Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly five years as determined by MHFG and consolidated subsidiaries.

(3)	Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

5.	Deferred Assets

(1)	Bond issuance costs

Bond issuance costs are expensed as incurred.

(2)	Debenture issuance costs

Debenture issuance costs are expensed as incurred.

(3)	Bond discounts

Bonds are stated at amortized costs computed by the straight-line method on the consolidated balance sheets.

Bond discounts booked on the consolidated balance sheets as of March 31, 2006 are amortized under the straight-line method over the term of the bond by applying the previous accounting method and the unamortized balance is directly deducted from bonds, based on the tentative measure stipulated in the “Tentative Solution on Accounting for Deferred Assets” (ASBJ Report No. 19, August 11, 2006).

6.	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

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In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥540,000 million.

The claims above include corporate bonds which are issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) and others.

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

7.	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company. Except for securitization products which are included as reference assets of another securitization schemes of the Group’s domestic banking subsidiary, Reserve for Possible Losses on Investments is provided against unrealized losses on securitization products related with the discontinuation of business regarding credit investments primarily in Europe which were made as an alternative to loans by the Group’s domestic banking subsidiary. Since securities are recognized at fair value on the consolidated balance sheet, the balance of Securities is offset against that of Reserve for Possible Losses on Investments by ¥31,786 million.

8.	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.

9.	Reserve for Employee Retirement Benefits

Reserve for Employee Retirement Benefits (including Prepaid Pension Cost), which is provided for future benefit payments to employees, is recorded as the required amount, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees of the respective fiscal year.

10.	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued at the end of the respective fiscal year, based on the internally established standards.

11.	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

Of the Loans Held for Sale for which we had recorded Reserve for Possible Losses on Sales of Loans, with respect to loans in the amount of ¥348,279 million to a borrower in Europe whose business condition is sound and has no particular financial problem, we decided not to sell such loans for the foreseeable future based on our determination that it is reasonable to continue holding such loans based on the difficulty in selling at a fair price. We thus reclassified such loans as loans other than Loans Held for Sale, based on the reasonably calculated prices, at the end of December 2008. As a result, Loans and Reserve for Possible Losses on Sales of Loans decreased by ¥27,728 million and ¥70,198 million, respectively, compared to the amounts which would have been recorded if we had continued to classify those loans as Loans Held for Sale. In addition, Other within Other Ordinary Expenses decreased by ¥41,130 million.

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12.	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies, which are not covered by other specific reserves in off-balance transactions, trust transactions and others. The balance is an estimate of possible future losses, on an individual basis, considered to require a reserve.

13.	Reserve for Frequent Users Services

Reserve for Frequent Users Services is provided mainly to meet the future use of points of Mizuho Mileage Club at the amount deemed necessary based on the reasonable estimate of the future usage of points.

14.	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from the liabilities at the estimated amount of future claims for withdrawal to provide for claims by depositors and others.

15.	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from Liabilities at the estimated amount for future claims.

(Additional information)

Even though the debentures derecognized from Liabilities had been recorded as a loss when claims were made, from this fiscal year Reserve for Reimbursement of Debentures is recorded due to the availability of a reasonable estimate as a result of the development and analysis of data on claims.

As a result, Ordinary Losses and Losses before Income Taxes and Minority Interests both increased by ¥8,973 million compared with the corresponding amounts under the previously applied method.

16.	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange of ¥1,750 million. This is the reserve pursuant to Article 46-5, Paragraph 1 and Article 48-3, Paragraph 1 of the Financial Instruments and Exchange Law to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

17.	Assets and Liabilities denominated in foreign currencies

Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in non-consolidated subsidiaries and affiliates not under the equity method, which are translated at historical exchange rates.

Assets and Liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet dates.

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18.	Hedge Accounting

(1)	Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.24).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

(i)	as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

(ii)	as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

Among Net Deferred Hedge Losses, net of Taxes recorded on the consolidated balance sheet, those deferred hedge losses are included that are resulted from the application of the macro-hedge method based on the “Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and others are controlled on a macro-basis using derivatives transactions. The deferred hedge gains/losses are amortized as interest income or interest expenses over the remaining maturity and average remaining maturity of the respective hedging instruments. The unamortized amounts of gross deferred hedge losses and gross deferred hedge gains on the macro-hedges, before net of applicable income taxes were ¥84,716 million and ¥80,611 million, respectively.

(2)	Foreign Exchange Risk

Domestic consolidated banking subsidiaries and some of domestic consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No.25). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(3)	Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports Nos. 24 and 25.

19.	Consumption Taxes and other

With respect to MHFG and its domestic consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

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II.	Scope of Cash and Cash Equivalents on Consolidated Statements of Cash Flows

For the purpose of the consolidated statement of cash flows, Cash and Cash Equivalents consists of cash and due from central banks included in Cash and Due from Banks on the consolidated balance sheet.

III.	Changes of Fundamental and Important Matters for the Preparation of Consolidated Financial Statements

(Accounting Standard for Lease Transactions)

As “Accounting Standard for Lease Transactions” (ASBJ Statement No.13, March 30, 2007) and “Guidance on Accounting Standard for Lease Transactions” (ASBJ Guidance No.16) are applied from the fiscal year beginning on or after April 1, 2008, MHFG has applied the new accounting standard and guidance beginning with this fiscal year.

Although MHFG accounted for finance leases that do not involve transfer of ownership to lessee as operating leases, by this application, MHFG accounts for them as normal trade transactions, including the transactions that started before the end of fiscal 2007.

The amount of accumulated impact until the end of fiscal 2007 on Income before Income Taxes and Minority Interests is recorded in Extraordinary Losses.

This change increases Lease Assets in Tangible Fixed Assets by ¥8,661 million, Lease Assets in Intangible Fixed Assets by ¥1,354 million, Lease Obligation in Other Liabilities by ¥18,667 million, Extraordinary Losses by ¥10,828 million and Losses before Income Taxes and Minority Interests by ¥8,299 million.

(Changes in Presentation of Financial Statements)

While Derivatives other than for Trading Assets (Assets) and Derivatives other than for Trading Liabilities (Liabilities) were formerly included within Other Assets and Other Liabilities, respectively, they are separately presented from this fiscal year due to their increased materiality.

Derivatives other than for Trading Assets included within Other Assets and Derivatives other than for Trading Liabilities included within Other Liabilities as of March 31, 2008 were ¥6,185,988 million and ¥5,633,810 million, respectively.

Additional Information

(Partial Changes to the Calculation Method for Fair Value of Other Securities)

1.	Floating-rate Japanese Government Bonds

For Floating-rate Japanese Government Bonds within Securities, our domestic consolidated banking subsidiaries and some of our domestic consolidated trust banking subsidiaries had been applying market prices to establish book value. Based on our determination that current market prices may not reflect fair value due to the extremely limited volume of actual transactions, we have applied reasonably calculated prices as book value for fiscal 2008.

As a result, compared to applying market price as book value, Securities increased by ¥97,748 million, Deferred Tax Assets decreased by ¥7,488 million, Net Unrealized Gains on Other Securities, net of Taxes increased by ¥85,946 million and Minority Interests increased by ¥4,312 million.

In deriving the reasonably calculated price, we used the Discounted Cash Flow Method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

2.	Securitization Products

With respect to the credit investments in securitization products made as an alternative to loans by the European and North American offices of our domestic consolidated banking subsidiaries, we had previously applied as fair value the valuations obtained from brokers and information vendors based on our determination that such valuations constitute reasonably calculated prices that can be used as a proxy for market prices. Given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value.

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As a result, Securities increased by ¥144,286 million and Net Unrealized Gains on Other Securities, net of Taxes increased by ¥36,908 million. In addition, Other Operating Income increased by ¥416 million, Other Operating Expenses decreased by ¥52,883 million, losses due to the discontinuation of business regarding credit investments primarily in Europe in Other within Other Ordinary Expenses decreased by ¥54,078 million, which led to a decrease in Ordinary Losses of ¥107,378 million.

The book value that was reasonably calculated based on the reasonable estimates of our management mentioned above is ¥515,199 million. In deriving reasonably calculated prices based on the reasonable estimates of our management mentioned above, we used the Discounted Cash Flow Method. The price decision variables include default rates, recovery rates, pre-payment rates and discount rates, and the subject Securities included Residential Mortgage-Backed Securities, Collateralized Loan Obligations, Commercial Mortgage-Backed Securities and other Asset Backed Securities.

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(NOTES TO CONSOLIDATED BALANCE SHEET)

1.	Securities include shares of ¥110,668 million and investments of ¥421 million in non-consolidated subsidiaries and affiliates.

2.	Unsecured loaned securities which the borrowers have the right to sell or repledge amounted to ¥4,490 million and are included in trading securities under Trading Assets. MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral. Among them, the total of securities repledged was ¥8,066,097 million and securities neither repledged nor re-loaned was ¥3,339,133 million, respectively.

3.	Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥112,197 million and Non-Accrual Delinquent Loans of ¥700,358 million.

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

4.	Balance of Loans Past Due for Three Months or More: ¥18,764 million

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the last due date for such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

5.	Balance of Restructured Loans: ¥480,118 million

Restructured Loans represent loans of which contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

6.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans: ¥1,311,439 million

The amounts given in Notes 3 through 6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

7.	In accordance with JICPA Industry Audit Committee Report No. 24, bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills. The face value of these bills amounted to ¥613,244 million.

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8.	The following assets were pledged as collateral:

Trading Assets:	¥4,012,042 million
Securities:	¥8,960,855 million
Loans and Bills Discounted:	¥12,437,626 million
Other Assets:	¥1,014 million
Tangible Fixed Assets:	¥297 million

The following liabilities were collateralized by the above assets:

Deposits:	¥643,196 million
Call Money and Bills Sold:	¥2,020,400 million
Payables under Repurchase Agreements:	¥2,983,330 million
Guarantee Deposits Received under Securities Lending Transactions:	¥3,546,611 million
Borrowed Money:	¥7,677,083 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥10,205 million, Trading Assets of ¥502,411 million and Securities of ¥2,524,405 million.

None of the assets was pledged as collateral in connection with borrowings by the non-consolidated subsidiaries and affiliates.

Other Assets includes guarantee deposits of ¥110,982 million, collateral pledged for derivatives transactions of ¥1,237,247 million, margins for futures transactions of ¥61,079 million and other guarantee deposits of ¥8,277 million.

In accordance with JICPA Industry Audit Committee Report No. 24, bills re-discounted are accounted for as financing transactions. The face value of these bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills amounted to ¥972 million.

9.	Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥54,576,376 million. Of this amount, ¥47,284,078 million relates to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

10.	In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land, net of Taxes included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

The difference at the consolidated balance sheet date between the total fair value of land for business operation purposes, which has been revalued in accordance with Article 10 of the above-mentioned law, and the total book value of the land after such revaluation was ¥123,580 million.

11.	Accumulated Depreciation of Tangible Fixed Assets amounted to ¥747,180 million.

12.	The book value of Tangible Fixed Assets adjusted for gains on sales of replaced assets and others amounted to ¥39,365 million.

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13.	Borrowed Money includes subordinated borrowed money of ¥665,942 million with a covenant that performance of the obligation is subordinated to that of other obligations.

14.	Bonds and Notes includes subordinated bonds of ¥2,249,622 million.

15.	The principal amounts of money trusts and loan trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are ¥882,035 million and ¥49,756 million, respectively.

16.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥1,282,762 million.

17.	Net Assets per share of common stock: ¥104.38

18.	Projected pension benefit obligations, etc. as of the consolidated balance sheet date are as follows:

Millions of yen
Projected Benefit Obligations	¥(1,156,667)
Plan Assets (fair value)	998,778

Unfunded Retirement Benefit Obligations	(157,889)
Unrecognized Actuarial Differences	680,451

Net Amounts on Consolidated Balance Sheet	¥522,562
Prepaid Pension Cost	558,891
Reserve for Employee Retirement Benefits	(36,329)

19.	(Subsequent events) Matters related to merger of security subsidiaries

Mizuho Securities Co., Ltd. (“former MHSC”), a consolidated subsidiary, and Shinko Securities Co., Ltd. (“Shinko”), an affiliate, signed the merger agreement following the resolutions of respective board meetings on March 4, 2009. Upon the approval of the merger agreement at the respective general shareholders meetings held on April 3, 2009, the merger took effect on May 7, 2009.

(1)	Name of the acquired company, business type, major reasons for the combination, date of the combination, legal form of the combination, name of the company after the combination, and grounds for determination of the acquiring company

(a)	Name of the acquired company	Shinko Securities Co., Ltd.

(b)	Business type	Financial Instruments Business

(c)	Major reasons for the combination	It was determined that it is necessary, as a member of the Mizuho Financial Group to leverage Shinko’s strength as a securities arm of a banking institution, to be more competitive in a market where there is now greater uncertainty, to improve our service providing-capabilities to our clients and furthermore to reestablish our business to enable us to offer competitive cutting-edge financial services on a global basis.

(d)	Date of the combination	May 7, 2009

(e)	Legal form of the combination	Shinko is the surviving entity, and the former MHSC is the dissolving entity.

(f)	Name of the company after the combination	Mizuho Securities, Co., Ltd.

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(g)	Grounds for determination of the acquiring company	As Mizuho Corporate Bank, Ltd., a shareholder of the former MHSC which is the legal dissolving entity, holds over half of the new company’s voting rights as a result of the merger, the former MHSC is the acquiring company and Shinko is the acquired company under the accounting standards for business combination.

(2)	Merger ratio, calculation method, and number of new shares to be issued

(a)	Merger ratio

Company Name	Shinko (surviving entity)	Former MHSC (dissolving entity)
Merger Ratio	1	122

(b)	Calculation method of merger ratio

For the sake of fairness in calculating the merger ratio, Shinko and the former MHSC appointed a third-party for valuations respectively. Both companies made the final determination of the validity of the merger ratio based on the careful exchange of views between the two companies, taking into account the financial and asset situation of the two companies and other factors in a comprehensive manner.

(c)	Number of new shares to be issued

Shares of common stock: 815,570 thousand shares

(NOTES TO CONSOLIDATED STATEMENT OF INCOME)

1.	Other Ordinary Income includes gains on sales of stocks of ¥100,688 million, profits of ¥72,617 million related to credit risk mitigation transactions at a domestic banking subsidiaries and a trust banking subsidiary, and gains on derivatives related to stocks and others of ¥32,096 million at domestic consolidated banking subsidiaries.

2.	Other within Other Ordinary Expenses includes losses on impairment (devaluation) of stocks of ¥482,163 million and losses on write-offs of loans of ¥272,328 million.

3.	Other Extraordinary Losses includes an amount of ¥10,828 million resulting from the adoption of accounting standards for lease transactions mentioned in changes of fundamental and important matters for the preparation of consolidated financial statements.

4.	Net Loss per share of common stock for the fiscal year: ¥54.14

5.	Diluted Net Income per share of common stock is not disclosed due to Net Loss per share of common stock for this fiscal year.

6.	Losses on Impairment of Fixed Assets are recognized for the following assets:

Area	Principal purpose of use	Type	Impairment loss (Millions of yen)
—	Idle assets	Software, etc.	¥9,211
—	—	Other	¥1,687

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Regarding Software, etc., certain domestic consolidated subsidiaries recognized Losses on Impairment of Fixed Assets for idle assets due to discontinuance of development of the next generation mainframe computer system. For the purposes of identifying idle assets for which Losses on Impairment of Fixed Assets have been recognized, the individual asset is assessed as a unit. The recoverable amount is calculated based on net realizable value. The net realizable value is evaluated with a realizable value of zero.

7.	Previously, corporate tax payments overseas were treated as deduction under the Corporation Tax Act and recorded in Other in Other Ordinary Expenses. However, at the end of this fiscal year, it is anticipated that it will apply the foreign tax credits against current tax payable under the Corporation Tax Act and the amount was recorded in Current Income Taxes. As a result, Other in Other Ordinary Expenses decreased by ¥20,684 million and Current Income Taxes increased by the same amount compared with the corresponding amounts under the previously applied method.

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(NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS)

1.	Types and number of issued shares and of treasury stock are as follows;

	Thousands of Shares
	As of March 31, 2008	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2009	Remarks
Issued shares

Common stock	11,396	11,167,820	276	11,178,940	*1

Eleventh Series Class XI Preferred Stock	943	913,837	28	914,752	*2
Thirteenth Series Class XIII Preferred Stock	36	36,653	—	36,690	*3

Total	12,376	12,118,311	305	12,130,382

Treasury stock

Common stock	4	11,621	290	11,335	*4
Eleventh Series Class XI Preferred Stock	—	2,829	28	2,801	*5

Total	4	14,451	319	14,136

*1.	Increases are due to request for acquisition (conversion) of preferred stock (59 thousand shares) and allotment of shares or fractions of a share without consideration (11,167,761 thousand shares), and decreases are due to cancellation of treasury stock (common stock).
*2.	Increases are due to allotment of shares or fractions of a share without consideration and decreases are due to cancellation of treasury stock (preferred stock).
*3.	Increases are due to allotment of shares or fractions of a share without consideration.
*4.	Increases are due to repurchase of treasury stock (283 thousand shares of common stock), repurchase of fractional shares and shares constituting less than one unit (11 thousand shares), and allotment of shares or fractions of a share without consideration (11,326 thousand shares), and decreases are due to cancellation of treasury stock (276 thousand shares of common stock), repurchase of fractional shares and shares constituting less than one unit (11 thousand shares) and others.
*5.	Increases are due to request for acquisition (conversion) of preferred stock (31 thousand shares) and allotment of shares or fractions of a share without consideration (2,798 thousand shares), and decreases are due to cancellation of treasury stock (preferred stock).

2.	Stock acquisition rights and treasury stock acquisition rights are as follows;

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)
			As of March 31, 2008	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2009	Balance as of March 31, 2009 (Millions of yen)	Remarks
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	—	—	—	—	—
			(—)	(—)	(—)	(—)	(—)

	Stock acquisition rights as stock option			—			1,032

Consolidated subsidiaries (Treasury stock acquisition rights)				—			155
							(—)

				—			1,187
	Total						(—)

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Mizuho Financial Group, Inc.

3.	Cash dividends distributed by MHFG are as follows;

(1) Cash dividends paid during the fiscal year ended March 31, 2009

Resolution			Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
	June 26, 2008		Common Stock	113,922	10,000	March 31, 2008
			Eleventh Series Class XI Preferred Stock	18,874	20,000	March 31, 2008	June 26, 2008
[	Ordinary General Meeting of Shareholders	]	Thirteenth Series Class XIII Preferred Stock	1,100	30,000	March 31, 2008

	Total			133,898

(2) Cash dividends with record dates falling in the fiscal year ended March 31, 2009 and effective dates coming after the end of the fiscal year

Resolution			Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
			Common Stock	111,676	Retained Earnings	10	March 31, 2009
	June 25, 2009		Eleventh Series Class XI Preferred Stock	18,239	Retained Earnings	20	March 31, 2009	June 25, 2009
[	Ordinary General Meeting of Shareholders	]	Thirteenth Series Class XIII Preferred Stock	1,100	Retained Earnings	30	March 31, 2009

Cash dividends on common stock and preferred stock are proposed as above as a matter to be resolved at the ordinary general meeting of shareholders scheduled to be held on June 25, 2009.

We conducted an allotment of shares or fractions of a share without consideration on January 4, 2009.

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Mizuho Financial Group, Inc.

(NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS)

1.	Cash and Cash Equivalents at the end of the fiscal year on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the consolidated balance sheet as follows:

Millions of yen
Cash and Due from Banks	¥5,720,253
Due from Banks excluding central banks	(671,581)

Cash and Cash Equivalents	¥5,048,671

2.	Changes in Presentation of Financial Statements

While Decrease (Increase) in Derivatives other than for Trading Assets and Increase (Decrease) in Derivatives other than for Trading Liabilities were formerly included within Other in Cash Flow from Operating Activities, they are separately presented from this fiscal year due to its increased materiality. Decrease (Increase) in Derivatives other than for Trading Assets and Increase (Decrease) in Derivatives other than for Trading Liabilities included within Other in Cash Flow from Operating Activities as of March 31, 2008 were ¥(3,516,808) million and ¥2,635,513 million, respectively.

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Mizuho Financial Group, Inc.

(NOTES TO SECURITIES)

In addition to “Securities” on the consolidated balance sheet, trading securities, negotiable certificates of deposit (“NCDs”), commercial paper and certain other items in “Trading Assets,” NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1.	Trading Securities:

As of March 31, 2009	Millions of yen
	Amount on Consolidated BS	Net Unrealized Gains/ Losses Recorded on the Consolidated Statement of Income
Trading Securities	¥7,718,927	¥(40,544)

2.	Bonds Held to Maturity which have readily determinable fair value:

As of March 31, 2009	Millions of yen
	Amount on Consolidated BS	Fair Value	Unrealized Gains/Losses
			Net	Gains	Losses
Japanese Government Bonds	¥50,038	¥50,140	¥101	¥101	¥—
Japanese Local Government Bonds	11,189	11,193	3	3	—
Other	117,905	119,372	1,466	1,466	—

Total	¥179,134	¥180,705	¥1,571	¥1,571	¥—

Notes:

1.	Fair value is primarily based on the market price at the end of this fiscal year.
2.	Unrealized Gains/Losses are the details of Net.

3.	Other Securities which have readily determinable fair value:

As of March 31, 2009	Millions of yen
	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains/Losses
			Net	Gains	Losses
Japanese Stocks	¥2,788,982	¥2,605,281	¥(183,701)	¥284,982	¥468,683
Japanese Bonds	19,496,081	19,507,600	11,518	43,698	32,179
Japanese Government Bonds	18,531,864	18,555,865	24,001	41,624	17,622
Japanese Local Government Bonds	68,896	69,392	496	715	219
Japanese Short-term Bonds	—	—	—	—	—
Japanese Corporate Bonds	895,321	882,341	(12,979)	1,358	14,337
Other	7,428,701	7,091,258	(337,442)	64,521	401,964
Foreign Bonds	4,500,549	4,417,909	(82,640)	52,751	135,391
Other Debt Purchased	1,939,919	1,913,882	(26,037)	2,723	28,760
Other	988,232	759,467	(228,764)	9,047	237,812

Total	¥29,713,766	¥29,204,140	¥(509,625)	¥393,202	¥902,827

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Mizuho Financial Group, Inc.

Notes:
1.	Net Unrealized Gains include ¥62,770 million, which was recognized in the consolidated statement of income by applying the fair-value hedge method and other.
2.	Fair value of Japanese stocks is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
3.	Unrealized Gains/Losses are the details of Net.
4.	Certain Other Securities which have readily determinable fair value are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the fiscal year (impairment (devaluation)), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of impairment (devaluation) for the fiscal year was ¥455,719 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

Securities whose fair value is 50% or less of the acquisition cost

Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower.

(Additional Information)

1.	Floating-rate Japanese Government Bonds

For Floating-rate Japanese Government Bonds within Securities, domestic consolidated banking subsidiaries and a trust banking subsidiary had been applying market prices to establish book value. Based on our determination that current market prices may not reflect fair value due to the extremely limited volume of actual transactions, we have applied reasonably calculated prices as book value for fiscal 2008.

As a result, compared to applying market price as book value, Securities increased by ¥97,748 million, Deferred Tax Assets decreased by ¥7,488 million, Net Unrealized Gains on Other Securities, net of Taxes increased by ¥85,946 million and Minority Interests increased by ¥4,312 million.

In deriving the reasonably calculated price, we used the Discounted Cash Flow Method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

2.	Securitization Products

With respect to the credit investments in securitization products made as an alternative to loans by the European and North American offices of domestic consolidated banking subsidiaries, we had previously applied as fair value the valuations obtained from brokers and information vendors based on our determination that such valuations constitute reasonably calculated prices that can be used as a proxy for market prices. Given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value.

As a result, Securities increased by ¥144,286 million and Net Unrealized Gains on Other Securities, net of Taxes increased by ¥36,908 million. In addition, Other Operating Income increased by ¥416 million, Other Operating Expenses decreased by ¥52,883 million, and losses due to the discontinuation of business regarding credit investments primarily in Europe in Other within Other Ordinary Expenses decreased by ¥54,078 million, which led to a decrease in Ordinary Losses of ¥107,378 million.

The book value that was reasonably calculated based on the reasonable estimates of our management mentioned above is ¥515,199 million. In deriving reasonably calculated prices based on the reasonable estimates of our management mentioned above, we used the Discounted Cash Flow Method. The price decision variables include default rates, recovery rates, pre-payment rates and discount rates, and the subject Securities included Residential Mortgage-Backed Securities, Collateralized Loan Obligations, Commercial Mortgage-Backed Securities and other Asset Backed Securities.

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Mizuho Financial Group, Inc.

4.	Bonds Held to Maturity which were sold during the consolidated fiscal year ended March 31, 2009:

There were no Bonds Held to Maturity which were sold.

5.	Other securities sold during the fiscal year ended March 31, 2009:

	Millions of yen
	Amount Sold	Gains on Sales	Losses on Sales
Other Securities	¥57,319,232	¥289,020	¥226,218

6.	Major components of securities not stated at fair value and their amount on the consolidated balance sheet:

As of March 31, 2009	Millions of yen
Amount
Other Securities:
Non-publicly Offered Bonds	¥1,820,998
Unlisted Stocks	416,288
Unlisted Foreign Securities	345,015
Other	¥249,358

7.	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities:

As of March 31, 2009	Millions of yen
	Within 1 year	1-5 years	5-10 years	Over 10 years
Japanese Bonds	¥7,849,559	¥9,779,741	¥2,097,514	¥1,663,012
Japanese Government Bonds	7,444,207	8,189,100	1,631,256	1,341,339
Japanese Local Government Bonds	14,827	33,790	31,499	1,053
Japanese Short-term Bonds	—	—	—	—
Japanese Corporate Bonds	390,523	1,556,850	434,758	320,618
Other	1,424,358	2,499,197	1,009,276	1,903,382

Total	¥9,273,917	¥12,278,938	¥3,106,791	¥3,566,395

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Mizuho Financial Group, Inc.

(NOTES TO MONEY HELD IN TRUST)

1.	Details of Money Held in Trust for Investment Purposes:

As of March 31, 2009	Millions of yen
	Amount on Consolidated BS	Net Unrealized Gains/ Losses Recorded on the Consolidated Statement of Income
Investment Purposes	¥39,426	—

2.	Money Held in Trust Held to Maturity (As of March 31, 2009):

There was no Money Held in Trust held to maturity.

3.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

As of March 31, 2009	Millions of yen
	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains/Losses
			Net	Gains	Losses
Other in Money Held in Trust	¥1,316	¥1,266	¥(49)	—	¥49

Notes:

1.	Fair value of Other in Money Held in Trust and others are determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
2.	Unrealized Gains/Losses are the details of Net.

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Mizuho Financial Group, Inc.

SEGMENT INFORMATION

1. Segment Information by Type of Business

For the fiscal year ended March 31, 2008

	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
I. Ordinary Income
(1) Ordinary Income from outside customers	3,950,412	428,488	144,609	4,523,510	—	4,523,510
(2) Inter-segment Ordinary Income	38,719	88,094	140,531	267,345	267,345	—

Total	3,989,132	516,583	285,141	4,790,856	267,345	4,523,510

Ordinary Expenses	3,215,067	917,178	255,372	4,387,618	261,228	4,126,390

Ordinary Profits (Losses)	774,064	(400,595)	29,768	403,237	6,117	397,120

II. Assets, Depreciation Expense, Losses on Impairment of Fixed Assets and Capital Expenditure
Assets	136,224,235	22,359,454	1,070,089	159,653,779	5,241,674	154,412,105

Depreciation Expense	118,034	10,938	3,747	132,721	—	132,721

Losses on Impairment of Fixed Assets	2,591	4	102	2,698	—	2,698

Capital Expenditure	166,150	30,819	17,940	214,910	—	214,910

Notes:

1.	Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.
2.	Major components of type of business are as follows:
(1)	Banking Business: banking and trust banking business
(2)	Securities Business: securities business
(3)	Other: investment advisory business and others
3.	In accordance with the revision of the Corporate Tax Law of 2007, depreciation of the tangible fixed assets acquired on or after April 1, 2007 is computed by the procedure stipulated in the revised law. As a result, Ordinary Profits decreased by ¥1,749 million, ¥363 million and ¥97 million for Banking Business, Securities Business and Other, respectively, compared with the corresponding amounts under the previously applied method. As for the tangible fixed assets acquired before April 1, 2007 and depreciated to their final depreciable limit, the salvage values of them are depreciated using the straight-line method in the following five fiscal years. As a result, Ordinary Profits decreased by ¥1,621 million, ¥30 million and ¥35 million for Banking Business, Securities Business and Other, respectively, compared with the corresponding amounts under the previously applied method.

For the fiscal year ended March 31, 2009

	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
I. Ordinary Income
(1) Ordinary Income from outside customers	3,065,295	318,234	130,899	3,514,428	—	3,514,428
(2) Inter-segment Ordinary Income	36,760	56,924	151,470	245,155	245,155	—

Total	3,102,055	375,158	282,370	3,759,584	245,155	3,514,428

Ordinary Expenses	3,488,527	396,578	263,456	4,148,562	239,001	3,909,560

Ordinary Profits (Losses)	(386,471)	(21,420)	18,913	(388,978)	6,153	(395,131)

II. Assets, Depreciation Expense, Losses on Impairment of Fixed Assets and Capital Expenditure
Assets	137,103,996	17,536,259	881,674	155,521,931	2,798,860	152,723,070

Depreciation Expense	125,863	11,641	5,171	142,676	—	142,676

Losses on Impairment of Fixed Assets	1,679	9,218	—	10,898	—	10,898

Capital Expenditure	189,924	8,638	22,491	221,054	—	221,054

Notes:

1.	Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.
2.	Major components of type of business are as follows:
(1)	Banking Business: banking and trust banking business
(2)	Securities Business: securities business
(3)	Other: investment advisory business and others
3.	As “Accounting Standard for Lease Transactions” (ASBJ Statement No.13, March 30, 2007) and “Guidance on Accounting Standard for Lease Transactions” (ASBJ Guidance No.16) are applied from the fiscal year beginning on or after April 1, 2008, MHFG has applied the new accounting standard and guidance beginning with this fiscal year. Although MHFG accounted for finance leases that do not involve transfer of ownership to lessee as operating leases, by this application, MHFG accounts for them as normal trade transactions, including the transactions that started before the end of fiscal 2007. The amount of accumulated impact until the end of fiscal 2007 on Income before Income Taxes and Minority Interests is recorded in Extraordinary Losses. As a result, Asset increased by ¥7,047 million, ¥42 million and ¥2,926 million, for Banking Business, Securities Business and Other, respectively, compared with the corresponding amounts under the previously applied method.

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Mizuho Financial Group, Inc.

2. Segment Information by Geographic Area

For the fiscal year ended March 31, 2008

	Millions of yen
	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
I. Ordinary Income
(1) Ordinary Income from outside customers	3,301,156	642,019	368,397	211,937	4,523,510	—	4,523,510
(2) Inter-segment Ordinary Income	39,867	174,985	61,875	2,232	278,960	278,960	—

Total	3,341,023	817,004	430,273	214,170	4,802,471	278,960	4,523,510

Ordinary Expenses	2,659,266	783,432	784,035	167,553	4,394,287	267,897	4,126,390

Ordinary Profits (Losses)	681,756	33,571	(353,761)	46,616	408,183	11,063	397,120

II. Assets	135,347,671	18,913,933	13,830,061	7,092,483	175,184,150	20,772,044	154,412,105

Notes:

1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.
2.	Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc., and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

For the fiscal year ended March 31, 2009

	Millions of yen
	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
I. Ordinary Income
(1) Ordinary Income from outside customers	2,606,492	378,876	344,862	184,196	3,514,428	—	3,514,428
(2) Inter-segment Ordinary Income	100,740	117,395	30,157	1,303	249,596	249,596	—

Total	2,707,233	496,271	375,019	185,500	3,764,025	249,596	3,514,428

Ordinary Expenses	3,113,927	398,604	479,813	154,037	4,146,383	236,822	3,909,560

Ordinary Profits (Losses)	(406,693)	97,667	(104,794)	31,462	(382,358)	12,773	(395,131)

II. Assets	134,548,321	19,984,988	11,484,089	6,779,411	172,796,812	20,073,741	152,723,070

Notes:

1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.
2.	Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc., and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.
3.	With respect to the credit investments in securitization products made as an alternative to loans by the European and North American offices of our domestic consolidated banking subsidiaries, we had previously applied as fair value the valuations obtained from brokers and information vendors based on our determination that such valuations constitute reasonably calculated prices that can be used as a proxy for market prices. Given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value. As a result, Assets increased in Japan, Americas, and Europe by ¥22,040 million, ¥17,479 million, and ¥104,767 million, respectively. Ordinary Income increased in Europe by ¥416 million, and Ordinary Expenses decreased in Japan, Americas, and Europe by ¥6,814 million, ¥589 million, and ¥99,558 million, respectively. Ordinary Profits increased in Americas by ¥589 million, and Ordinary Losses decreased in Japan and Europe by ¥6,814 million and ¥99,975 million, respectively.

3. Ordinary Income from Overseas Entities

For the fiscal year ended March 31, 2008

Millions of yen
Ordinary Income from Overseas Entities	1,222,354

Total Ordinary Income	4,523,510

Ordinary Income of Overseas Entities’ Ratio	27.0%

Notes:

1.	Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.
2.	Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

For the fiscal year ended March 31, 2009

Millions of yen
Ordinary Income from Overseas Entities	907,935

Total Ordinary Income	3,514,428

Ordinary Income of Overseas Entities’ Ratio	25.8%

Notes:

1.	Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.
2.	Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

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Mizuho Financial Group, Inc.

Per Share Information (Consolidated basis)

	Fiscal 2007	Fiscal 2008
Total Net Assets per Share of Common Stock	¥254,722.01	104.38
Net Income (Loss) per Share of Common Stock	¥25,370.25	(54.14)
Diluted Net Income per Share of Common Stock	¥24,640.00	—

1. Total Net Assets per Share of Common Stock is based on the following information:

		Fiscal 2007	Fiscal 2008
Total Net Assets per Share of Common Stock
Total Net Assets	¥ million	5,694,159	4,186,606
Deductions from Total Net Assets	¥ million	2,792,451	3,020,835
Paid-in Amount of Preferred Stock	¥ million	980,430	948,641
Cash Dividends on Preferred Stock	¥ million	19,975	19,339
Stock Acquisition Rights	¥ million	—	1,187
Minority Interests	¥ million	1,792,045	2,051,667
Net Assets (year-end) related to Common Stock	¥ million	2,901,708	1,165,770
Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated	Thousands of shares	11,391	11,167,604

2. Net Income (Loss) per Share of Common Stock is based on the following information:

		Fiscal 2007	Fiscal 2008
Net Income per Share of Common Stock
Net Income (Loss)	¥ million	311,224	(588,814)
Amount not attributable to Common Stock	¥ million	19,975	19,339
Cash Dividends on Preferred Stock	¥ million	19,975	19,339
Net Income (Loss) related to Common Stock	¥ million	291,249	(608,153)
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	11,479	11,231,269

3. Diluted Net Income per Share of Common Stock is based on the following information:

Diluted Net Income per Share of Common Stock is not disclosed due to Net Loss per Share of Common Stock for this fiscal year.

		Fiscal 2007
Diluted Net Income per Share of Common Stock
Adjustment to Net Income	¥ million	18,874
Cash Dividends on Preferred Stock	¥ million	18,874
Increased Number of Shares of Common Stock	Thousands of shares	1,106
Preferred Stock	Thousands of shares	1,106
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		—

(Retroactive adjustments according to the allotment of shares or fractions of a share without consideration)

We conducted the allotment of shares or fractions of a share without consideration on January 4, 2009. Per Share Information on the assumption that such allotment had been made at the beginning of the previous period would be as follows:

Fiscal 2007
Total Net Assets per Share of Common Stock	¥254.72
Net Income per Share of Common Stock	¥25.37
Diluted Net Income per Share of Common Stock	¥24.64

(Information not presented)

Please refer to EDINET system for information on lease transactions, transactions with related parties, derivative transactions, stock option and others.

For deferred taxes and employee retirement benefits, please refer to the attached “Selected Financial Information For Fiscal 2008.”

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Mizuho Financial Group, Inc.

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2008	As of March 31, 2009
Assets
Current Assets
Cash and Due from Banks	¥10,440	¥16,056
Advances	4	4
Prepaid Expenses	3,527	1,275
Accounts Receivable	160,990	90,120
Other Current Assets	1,131	607
Total Current Assets	176,094	108,064
Fixed Assets
Tangible Fixed Assets	1,283	1,327
Buildings	221	558
Equipment	1,062	769
Intangible Fixed Assets	3,972	4,123
Trademarks	94	71
Software	3,510	4,031
Other Intangible Fixed Assets	367	20
Investments	4,477,571	4,439,225
Investment Securities	2	2
Investments in Subsidiaries and Affiliates	4,471,185	4,431,880
Other Investments	6,383	7,342
Total Fixed Assets	4,482,828	4,444,677

Total Assets	¥4,658,922	¥4,552,741

Liabilities
Current Liabilities
Short-term Borrowings	¥1,000,000	¥700,000
Short-term Bonds	140,000	160,000
Accounts Payable	902	1,229
Accrued Expenses	774	619
Accrued Corporate Taxes	128	—
Deposits Received	222	236
Reserve for Bonus Payments	248	272
Reserve for Contingencies	—	77,620
Other Current Liabilities	—	0
Total Current Liabilities	1,142,276	939,978
Non-Current Liabilities
Deferred Tax Liabilities	638	512
Reserve for Employee Retirement Benefits	963	1,231
Reserve for Director and Corporate Auditor Retirement Benefits	527	—
Other Non-Current Liabilities	1,669	2,407
Total Non-Current Liabilities	3,800	4,151

Total Liabilities	¥1,146,076	¥944,130

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Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2008	As of March 31, 2009
Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	¥1,540,965	¥1,540,965
Capital Surplus
Capital Reserve	385,241	385,241
Total Capital Surplus	385,241	385,241
Retained Earnings
Appropriated Reserve	4,350	4,350
Other Retained Earnings	1,584,764	1,683,272
Retained Earnings Brought Forward	1,584,764	1,683,272
Total Retained Earnings	1,589,114	1,687,622
Treasury Stock	(2,447)	(6,218)

Total Shareholders’ Equity	3,512,873	3,607,610

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	(27)	(32)

Total Valuation and Translation Adjustments	(27)	(32)

Stock Acquisition Rights	—	1,032

Total Net Assets	3,512,845	3,608,611

Total Liabilities and Net Assets	¥4,658,922	¥4,552,741

1-46

Mizuho Financial Group, Inc.

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2009
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥770,832	¥410,517
Fee and Commission Income Received from Subsidiaries and Affiliates	35,686	32,183
Total Operating Income	806,519	442,701
Operating Expenses
General and Administrative Expenses	19,364	19,968
Total Operating Expenses	19,364	19,968

Operating Profits	787,155	422,733

Non-Operating Income
Interest on Deposits	100	98
Interest on Securities	69	—
Rent Received	2	2
Other Non-Operating Income	133	144
Total Non-Operating Income	306	246
Non-Operating Expenses
Interest Expenses	13,363	9,612
Interest on Short-term Bonds	1,432	1,343
Other Non-Operating Expenses	29	61
Total Non-Operating Expenses	14,825	11,017

Ordinary Profits	772,635	411,961

Extraordinary Gains
Gains on Disposition of Investments in Subsidiaries	38,254	44,185
Other Extraordinary Gains	361	1,883
Total Extraordinary Gains	38,616	46,069
Extraordinary Losses
Provision for Reserve for Contingencies	—	77,620
Other Extraordinary Losses	370	1,714
Total Extraordinary Losses	370	79,335

Income before Income Taxes	810,882	378,695

Income Taxes:
Current	11	6
Deferred	(131)	(126)
Total Income Taxes	(120)	(120)

Net Income	¥811,002	¥378,815

1-47

Mizuho Financial Group, Inc.

(3) NON-CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2009
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the end of the previous period	¥1,540,965	¥1,540,965
Changes during the period
Total Changes during the period	—	—

Balance as of the end of the period	1,540,965	1,540,965

Capital Surplus
Capital Reserve
Balance as of the end of the previous period	385,241	385,241
Changes during the period
Total Changes during the period	—	—

Balance as of the end of the period	385,241	385,241

Total Capital Surplus
Balance as of the end of the previous period	385,241	385,241
Changes during the period
Total Changes during the period	—	—

Balance as of the end of the period	385,241	385,241

Retained Earnings
Appropriated Reserve
Balance as of the end of the previous period	4,350	4,350
Changes during the period
Total Changes during the period	—	—

Balance as of the end of the period	4,350	4,350

Other Retained Earnings
Retained Earnings Brought Forward
Balance as of the end of the previous period	1,247,876	1,584,764
Changes during the period
Cash Dividends	(103,056)	(133,898)
Net Income	811,002	378,815
Disposition of Treasury Stock	(1)	(101)
Cancellation of Treasury Stock	(371,055)	(146,308)

Total Changes during the period	336,888	98,507

Balance as of the end of the period	1,584,764	1,683,272

Total Retained Earnings
Balance as of the end of the previous period	1,252,226	1,589,114
Changes during the period
Cash Dividends	(103,056)	(133,898)
Net Income	811,002	378,815
Disposition of Treasury Stock	(1)	(101)
Cancellation of Treasury Stock	(371,055)	(146,308)

Total Changes during the period	336,888	98,507

Balance as of the end of the period	¥1,589,114	¥1,687,622

1-48

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2009
Treasury Stock
Balance as of the end of the previous period	¥(2,037)	¥(2,447)
Changes during the period
Repurchase of Treasury Stock	(371,565)	(150,359)
Disposition of Treasury Stock	100	280
Cancellation of Treasury Stock	371,055	146,308

Total Changes during the period	(409)	(3,770)

Balance as of the end of the period	(2,447)	(6,218)

Total Shareholders’ Equity
Balance as of the end of the previous period	3,176,394	3,512,873
Changes during the period
Cash Dividends	(103,056)	(133,898)
Net Income	811,002	378,815
Repurchase of Treasury Stock	(371,565)	(150,359)
Disposition of Treasury Stock	98	179

Total Changes during the period	336,478	94,737

Balance as of the end of the period	3,512,873	3,607,610

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the end of the previous period	9	(27)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(37)	(4)

Total Changes during the period	(37)	(4)

Balance as of the end of the period	(27)	(32)

Stock Acquisition Rights
Balance as of the end of the previous period	—	—
Changes during the period
Net Changes in Items other than Shareholders’ Equity	—	1,032

Total Changes during the period	—	1,032

Balance as of the end of the period	—	1,032

Total Net Assets
Balance as of the end of the previous period	3,176,404	3,512,845
Changes during the period
Cash Dividends	(103,056)	(133,898)
Net Income	811,002	378,815
Repurchase of Treasury Stock	(371,565)	(150,359)
Disposition of Treasury Stock	98	179
Net Changes in Items other than Shareholders’ Equity	(37)	1,027

Total Changes during the period	336,441	95,765

Balance as of the end of the period	¥3,512,845	¥3,608,611

(4) NOTE FOR THE ASSUMPTION OF GOING CONCERN

Not applicable

1-49

SUMMARY OF FINANCIAL RESULTS

For Fiscal 2008

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

Summary Results for Fiscal 2008

I. Summary of Income Analysis

—	Consolidated Net Business Profits

•

Consolidated Gross Profits for fiscal 2008 increased by JPY 146.0 billion on a year-on-year basis, due to the recovery in performance of Mizuho Securities which had recorded significant losses for the previous fiscal year.

Gross Profits of the banking subsidiaries decreased mainly because of decreases in income related to business with domestic corporate customers (SMEs), fee income associated with sales of investment trusts and individual annuities, fee and commission income from overseas business which was affected by the turmoil in the global financial markets, and income from the trust and asset management business of Mizuho Trust & Banking which was affected by domestic real estate market conditions.

•

Consolidated Net Business Profits increased by JPY 111.4 billion to JPY 622.6 billion compared with the previous fiscal year, despite an increase in G&A Expenses, mainly those associated with employee retirement benefits.

—	Consolidated Net Income

•

Consolidated Net Income for fiscal 2008 amounted to JPY -588.8 billion, a year-on-year decrease of JPY 900.0 billion. This was primarily due to, in addition to the aforementioned factors, an increase in both domestic and overseas Credit-related Costs mainly against the backdrop of the sharp economic downturn as well as the conservative provision of reserves in light of the unforeseeable future of the economic environment, the recording of one-time losses associated with the sharp declines in both domestic and overseas stock prices (JPY 514.1 billion of devaluation of stocks for the 3 Banks; of which JPY 418.5 billion was recorded in the second half), continuously recorded losses on securitization products and others resulting from the global financial market turmoil, and the effect of conservative estimates of future profits in relation to the calculation of deferred income taxes.

•	As for the effect from our securitization products and others due to the global financial market turmoil, the consolidated P&L impact in fiscal 2008 was a loss of approximately JPY 135.0 billion.

[Breakdown of the P&L impact of JPY 135.0 billion (including overseas subsidiaries)]

3 Banks

–	Losses on sales of securitization products, etc. (incl. devaluation): approx. JPY -126.0 Bn

(of which foreign currency denominated*1 : approx. JPY -101.0 Bn )

–	Net losses on provision of Reserve for Possible Losses on Sales of Loans*[2] : approx. JPY -12.0 Bn

–	Provision of Reserve for Contingencies associated with ABCP Programs: approx. JPY -4.0 Bn

–	Profits from hedging by CDS: approx. JPY 23.0 Bn

Mizuho Securities*3

–	Trading losses on securitization products: approx. JPY -16.0 Bn

(of which foreign currency denominated: approx. JPY -12.0 Bn )

*1	For the vast majority of foreign currency denominated securitization products, we applied reasonably calculated prices based on the reasonable estimates of our management as fair value at the end of fiscal 2008. (P&L impact: approx. JPY +107.0 Bn).
*2	Separately recorded approximately JPY -19.0 billion of Credit-related Costs in fiscal 2008 due to downgrading of some obligors to the Intensive Control Obligors classification or below.

We reclassified a part of Loans Held for Sale as loans other than Loans Held for Sale, based on the reasonably calculated prices, at the end of December 2008.

*3	Excludes reserves for counterparty risks associated with the estimated amount claimable for the settlement of the CDS related to securitization products described in “(Reference) Credit Default Swaps related to securitization products (as of Mar. 31, 2009)” on page 2-6.

(Consolidated)

	FY2008
		Change from FY2007
(JPY Bn)
Consolidated Gross Profits	1,806.9	146.0
Consolidated Net Business Profits *	622.6	111.4
Credit-related Costs	-536.7	-453.6
Net Gains (Losses) related to Stocks	-400.2	-653.5
Ordinary Profits	-395.1	-792.2
Net Income	-588.8	-900.0

*       Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

(Reference) 3 Banks

	FY2008
(JPY Bn)		Change from FY2007
Gross Profits	1,485.9	-235.8
G&A Expenses (excluding Non-Recurring Losses)	-909.3	-49.1
Net Business Profits	576.6	-285.0
Credit-related Costs	-539.3	-446.7
Net Gains (Losses) related to Stocks	-444.2	-684.4
Ordinary Profits	-520.2	-1,192.6
Net Income	-576.9	-770.5

2-1

—	Net Interest Income

•	The average loan balance for the first half and the second half of fiscal 2008 increased respectively, mainly driven by the growth in the balance of domestic branches.

•

Although the domestic loan-and-deposit rate margin for the second half of fiscal 2008 was 1.46%, an improvement on the first half mainly enhanced by increased margins at Mizuho Corporate Bank, the figure for the full fiscal year remained almost flat on a year-on-year basis.

•

Net Interest Income of the 3 Banks for fiscal 2008 amounted to JPY 968.8 billion (a year-on-year increase of JPY 14.8 billion) due to the growth in our international operations, while that in our domestic operations slightly declined due to factors including decreased returns on securities.

*1        Aggregate average balance of the 3 Banks for the period, excluding Trust Account and loans to Mizuho Financial Group, Inc. Balance for overseas branches includes foreign exchange translation impact.

*2        Aggregate figures of domestic operations of Mizuho Bank and Mizuho Corporate Bank after excluding loans to Mizuho Financial Group, Inc., Deposit Insurance Corporation of Japan and the Japanese Government.

—	Non-Interest Income

•	Net Fee and Commission Income of the 3 Banks for fiscal 2008 decreased to JPY 299.2 billion by JPY 52.5 billion compared with the previous fiscal year.

•

As for our business with individual customers, fee income associated with sales of investment trusts and individual annuities was significantly lower than that in the previous fiscal year, due to stagnant stock market conditions and other factors.

As for our business with corporate customers, although fee and commission income associated with domestic syndicated loans increased year-on-year, that primarily from solution-related business for SMEs, foreign exchange business, and overseas business decreased. Profits from trust and asset management business of Mizuho Trust & Banking also decreased.

2-2

II. Financial Soundness

—

Although our NPL Ratio was 1.77%, an increase on a year-on-year basis, our Net NPL Ratio, reflecting the effects of Reserves for Possible Losses on Loans, remained at a low level of 0.73% (a year-on-year decrease of 0.10%). We maintained sufficient financial soundness.

—	We recorded Unrealized Losses on Other Securities due to the declines in the stock markets.

—

We maintained our Consolidated BIS Capital Adequacy Ratio at above the 10% level as of March 31, 2009. We have applied the Advanced Internal Ratings-Based (AIRB) Approach to the measurement of credit risk from March 31, 2009.

	March 31, 2009
		Change from March 31, 2008
(JPY Bn)
Consolidated Capital Adequacy Ratio	10.55%	-1.15%
(Total Risk-based Capital)	(6,226.9)	(-1,481.3)
Tier 1 Capital Ratio	6.38%	-1.02%
(Tier 1 Capital)	(3,766.3)	(-1,113.8)
Net Deferred Tax Assets (DTAs) (Consolidated)	714.6	118.1
Net DTAs / Tier 1 Ratio	18.9%	6.7%
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	1,384.7	181.5
NPL Ratio	1.77%	0.15%
(Net NPL Ratio *1)	(0.73%)	(-0.10%)
Unrealized Gains (Losses) on Other Securities (Consolidated) *2	-572.3	-1,213.0

*1	(Disclosed Claims under the Financial Reconstruction Law - Reserves for Possible Losses on Loans) / (Total Claims - Reserves for Possible Losses on Loans) X 100
*2	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments.

For Floating-rate Japanese Government Bonds and the vast majority of foreign currency denominated securitization products, we applied reasonably calculated prices based on the reasonable estimates of our management as fair value at the end of fiscal 2008.

—	The total balance of securitization products and details as of March 31, 2009 are shown below.

Please refer to the attachment, “Summary of the impact of the dislocation in the global financial markets on our foreign currency denominated exposures”.

(The group in total)

[balances on managerial accounting and fair value basis]

March 31, 2009 *3
Foreign currency denominated	JPY 0.6 Tn (JPY 39 Bn)
RMBS, ABSCDO	JPY 0.2 Tn (JPY 7 Bn)
Yen denominated	JPY 2.7 Tn (JPY 188 Bn)
Securitization Products	JPY 3.3 Tn (JPY 227 Bn)

*3	Figures in brackets are the balances of Mizuho Securities including its overseas subsidiaries (all of which are held in trading accounts)

III. Disciplined Capital Management

We are pursuing “strengthening of stable capital base” and “steady returns to shareholders” as our “disciplined capital management”. In July 2008, we repurchased our own shares (common shares) of JPY 150.0 billion and cancelled almost all of them in September 2008 for the purpose of offsetting the potential dilutive effect of our common shares from the conversion of the Eleventh Series Class XI Preferred Stock.

However, in light of factors including the current financial market turmoil and global economic downturn, we have been putting more priority on “strengthening of stable capital base” since the second half of fiscal 2008 in order to prepare for a further adverse business environment. We will continue to focus on strengthening our capital base as the current management priority since it has become increasingly important for financial institutions to maintain sufficient capital base amid a prolonged stagnation of both domestic and overseas economies.

—	Increase of our prime capital

•

Our board of directors resolved today to file a Shelf Registration Statement (hakkotorokusho) for the issuance of our common shares up to JPY 600.0 billion. The registration is to establish a framework for flexibly implementing the issuance of our common shares that will serve to increase our prime capital. Our decision is aimed at, in light of the current uncertainty over the economy, securing a solid and sufficient capital buffer in preparation for a further adverse business environment and ensuring the flexibility to capture business opportunities leading to our future growth and to respond to customer needs.

—	Strengthening of our capital base through issuance of “non-dilutive” preferred securities

•

We issued preferred debt securities amounted at JPY 303.0 billion in July 2008, JPY 355.0 billion in December 2008, and USD 850 million in February 2009, respectively, through our overseas special purpose subsidiaries, so as to further increase our group’s capital base in light of the current financial market turmoil on top of securing the agility and improving the flexibility of our capital strategy.

•

In addition, our board of directors resolved today to establish overseas special purpose subsidiaries and to issue preferred debt securities. Meanwhile, we plan to make a full redemption of preferred debt securities (JPY 176.0 billion) which will become redeemable at the issuer’s option in June 2009.

2-3

Earnings Estimates for Fiscal 2009

(Figures below are on a consolidated basis)

—	We estimate Consolidated Net Business Profits for fiscal 2009 to be JPY 720.0 billion, an increase of JPY 97.3 billion compared with the previous fiscal year.

This is due to further strengthening of profitability primarily in Customer Groups of the banking subsidiaries mainly by increasing loan interest income and enhancing further the group synergies.

—	We estimate Credit-related Costs and Net Gains related to Stocks to be JPY -330.0 billion and JPY 50.0 billion, respectively.

—	Based on the above, we estimate Consolidate Net Income to be JPY 200.0 billion, an increase of JPY 788.8 billion year-on-year.

—

While we anticipate a severe business environment, we plan to make cash dividend payments of JPY 8 per share of common stock for the fiscal year ending March 31, 2010 (a year-on-year decrease of JPY 2), also from the standpoint of providing stable dividend payments. We plan to make dividend payments on preferred stock as prescribed.

(Consolidated)

	FY2009 (Estimates)
	(JPY Bn)	Change from FY2008
Consolidated Net Business Profits *1	720.0	97.3
Credit-related Costs	-330.0	206.7
Net Gains related to Stocks	50.0	450.2
Ordinary Profits	330.0	725.1
Net Income	200.0	788.8

*1	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

(Reference) 3 Banks

	FY2009 (Estimates)
	(JPY Bn)	Change from FY2008
Net Business Profits	700.0	*2 123.3
Credit-related Costs	-310.0	229.3
Net Gains related to Stocks	45.0	489.2
Ordinary Profits	300.0	820.2
Net Income	250.0	826.9

*2	Includes impacts on banking subsidiaries (approximately JPY 78.0 billion) of a change in the recipients of dividend payments under our schemes for capital raising through issuance of preferred securities by SPCs

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets stemming from US subprime mortgage loan issues; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan and elsewhere.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our latest annual report on Form 20-F filed with, and in our report on Form 6-K dated February 13, 2009 furnished to, the U.S. Securities and Exchange Commission (“SEC”) which are available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Definition

3 Banks:	Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis.

2-4

Attachment

[Reference]	Summary of the impact of the dislocation in the global financial markets on our foreign currency denominated exposures (the group in total)

(Managerial accounting basis)

(Note)	This material is prepared basically in view of the “Leading-Practice Disclosures for Selected Exposures” included in the Financial Stability Forum (FSF) report dated April 7, 2008.

1.	Breakdown of foreign currency denominated securitization products

Banking Subsidiaries

(JPY Bn, round figures)

3 Banks (including overseas subsidiaries)

= Banking account

		Balances as of Mar. 31, 2008*1	Marks (%) as of Mar. 31, 2008	Balances as of Mar. 31, 2009*1,2	Marks (%) as of Mar. 31, 2009	Unrealized Gains/Losses as of Mar. 31, 2009*2	Realized Gains/Losses for FY2008*1,2	(Reference) Hedged proportions*3
		(Fair Value)	(=Fair Value/ Face Value)	(Fair Value)	(=Fair Value/ Face Value)
1	Foreign currency denominated securitization products	889	78	*4 540	62	-53	-101	approx.50%
2	ABSCDOs, CDOs	126	51	49	23	-3	-44	approx.30%
3	CDOs backed by RMBS	36	28	*5 5	3	0	-29	—
4	CDOs except above	*6 90	77	*6 44	55	-3	-15	approx.30%
5	CDOs backed by claims against corporations	*7 90	*7 77	*7 44	*7 55	*7 -3	*7 -15	approx.30%
6	CDOs backed by CMBS	—	—	—	—	—	—	—
7	RMBS	319	86	188	68	-21	-37	approx.60%
8	RMBS with underlying assets in US	*8 —	*8 —	*8 —	*8 —	*8 —	*8 —	—
9	RMBS except above (RMBS with underlying assets mainly in Europe)	319	86	188	68	-21	-37	approx.60%
10	ABS, CLOs and others	444	85	303	79	-29	-20	approx.50%
11	CLOs	*7 195	*7 86	*7 182	*7 90	*7 -20	*7 -6	approx.50%
12	ABS	169	93	69	77	-4	-8	approx.40%
13	CMBS	79	89	52	76	-5	-6	approx.50%
14	SIV-related	—	—	—	—	—	0	—

*1	Except for the securitization products which were the reference assets of our securitization schemes for transferring credit risk to third parties (hedged portion), a Reserve for Possible Losses on Investments has been provided since the end of fiscal 2007 against unrealized losses on securitization products related to the discontinuation of business regarding credit investments primarily in Europe, which had been made as an alternative to loans. The balance of reserve was approx. JPY 32 billion as of Mar. 31, 2009. Since securities were recognized at fair value on the consolidated balance sheet, the relevant balances as of Mar. 31, 2008 and Mar. 31, 2009 were those after being offset by the amount of Reserve for Possible Losses on Investments.
*2	Partial changes to the calculation method for fair value of securitization products

With respect to the vast majority of credit investments in securitization products made as an alternative to loans by our European and North American offices, we changed the calculation method for fair value and applied reasonably calculated prices based on the reasonable estimates of our management as fair value at the end of fiscal 2008.

(The book value of the relevant securitization products after the aforementioned change: approx. JPY 515 billion. Please refer to page 1-29)

(Impact during fiscal 2008)

Balance as of Mar. 31, 2009: approx. JPY +144 billion, Unrealized Gains/Losses as of Mar. 31, 2009: approx. JPY +37 billion, P&L impact for fiscal 2008: approx. JPY +107 billion

*3	The proportions of balances (fair value) of the securitization products, as of Mar. 31, 2009, which were the reference assets of our securitization schemes (with CDS and other means) for transferring credit risk to third parties until maturity.

In some of the securitization schemes, a portion of credit risk of the reference assets remained with Mizuho Financial Group through our retaining a small first loss position and a portion of senior tranches.

(Reference) CDS counterparties†1:

Financial services subsidiary (A- rating) of a multi-line insurance company: approx. JPY 163 billion

Government-affiliated financial institution (AA- rating): approx. JPY 98 billion

†1 Notional amount basis. Ratings were based on the lowest external ratings as of Mar. 31, 2009.

*4	The change in balance from Mar. 31, 2008 (approx. JPY -349 billion) included approx. JPY 108 billion decrease in balance due to foreign exchange translation impact primarily caused by appreciation of Japanese yen against European currencies and the US dollar.
*5	The proportion of US subprime mortgage loan-related assets to the total underlying assets of this CDO was up to approx. 40%. The entire balance (fair value) consisted of Super Senior tranche.
*6	The entire balance consisted of securitization products backed by original assets (non-securitized assets).
*7	Re-classified a part of the securitization products, which had been categorized in line 5 in the above table as of Mar. 31, 2008, to line 11 after a review of the definition of each category since our disclosure for the first quarter of fiscal 2008.
*8	Excluded US government-owned corporation bonds and government-sponsored enterprise bonds (please refer to page 2-8 for the balances of those bonds held by Mizuho Financial Group).

2-5

Securities Subsidiaries

(JPY Bn, round figures)

Mizuho Securities (including overseas subsidiaries)

=Trading account

		Balances as of Mar. 31, 2008		Marks (%) as of Mar. 31, 2008		Balances as of Mar. 31, 2009		Marks (%) as of Mar. 31, 2009		Realized Gains/Losses for FY2008
		(Fair Value)		(=Fair Value/ Face Value)		(Fair Value)		(=Fair Value/ Face Value)
1	Foreign currency denominated securitization products		105		22	*1	39		12		-12
2	ABSCDOs, CDOs		50		18		6		2		-6
3	CDOs backed by RMBS		24		10	*2	6		2		-6
4	Hedged by CDS with a non-investment grade financial guarantor	*3	11	*3	17	*3	—	*3	—	*3	—
5	CDOs except above	*4, 5	26	*5	83	*5	—	*5	—	*5	0
6	CDOs backed by claims against corporations		16		92		—		—		—
7	Hedged by CDS with a non-investment grade financial guarantor	*3	—	*3	—	*3	—	*3	—	*3	—
8	CDOs backed by CMBS		0		8		—		—		0
9	RMBS		53		27		1		1		-1
10	RMBS backed by US subprime mortgage loans		15		31		0		2		-0
11	RMBS except above (RMBS backed by mid-prime loans, prime loans and others)	*6	38	*6	26	*6	1	*6	1	*6	-1
12	RMBS backed by mid-prime loans (Alt-A)		19		26		0		1
13	ABS, CLOs and others		2		67		32		79		-5
14	CLOs	*5	2	*5	73	*5	24	*5	83	*5	-3
15	CMBS		0		43		0		14		-0
16	SIV-related		—		—	*7	8		72		-2

*1	The change in balance from Mar. 31, 2008 (approximately JPY -66 billion) included approximately JPY 2 billion decrease in balance due to foreign exchange translation impact primarily caused by appreciation of Japanese yen against the US dollar.
*2	The proportion of US subprime mortgage loan-related assets to the total underlying assets was approximately 10%. Approximately 50% of the balance (fair value) consisted of Super Senior tranche.
*3	CDO exposures hedged by CDS with a non-investment grade† US financial guarantor (monoline), net of allowances. (The hedging transaction was terminated in Aug. 2008.)
† based on external ratings as of Mar. 31, 2008
*4	The entire balance consisted of securitization products backed by original assets (non-securitized assets).
*5	Re-classified the securitization products, which had been categorized in line 5 in the above table as of Mar. 31, 2008, to line 14 after a review of the definition of each category since our disclosure for the first quarter of fiscal 2008.
*6	Excluded US government-owned corporation bonds and government-sponsored enterprise bonds (please refer to page 2-8 for the balances of those bonds held by Mizuho Financial Group).
*7	Obtained senior bonds issued by a SIV, in settlement of CDS transactions where such bonds were treated as collateral. These CDS transactions were related to CDO structuring business.

(Reference) Credit Default Swaps related to securitization products (as of Mar. 31, 2009)

–

The notional amount of credit default swaps (CDS*1) referring to securitization products at Mizuho Securities was approximately JPY 298 billion (JPY 366 billion as of Mar. 31, 2008), and the fair value of the relevant reference assets (securitization products) was approximately JPY 208 billion (JPY 302 billion as of Mar. 31, 2008). NPV, or the estimated amount claimable for the settlement of the CDS, was approximately JPY 70 billion, which was the difference between the notional amount and the fair value (excluding approximately JPY 20 billion*2 that had already been received in cash from a CDS protection seller). The net estimated amount claimable for the settlement of the CDS after deducting reserves for counterparty risks (approximately JPY 20 billion) was approximately JPY 50 billion.

(The above included CDS contracts with a US monoline (external ratings as of Mar. 31, 2009: AA-*3), of which the notional amount was approximately JPY 27 billion and the fair value of the relevant reference assets was approximately JPY 20 billion.)

*1	Excluded CDS shown in line 4 and 7 of the above table
*2	Translated the relevant amount of cash in foreign currency at the exchange rate in effect at the end of March, 2009
*3	Based on the lowest external ratings as of Mar. 31, 2009

–	The majority of the above CDS contracts were with counterparties with external ratings in the “AA” range or higher (as of Mar. 31, 2009), and the relevant reference assets were securitization products backed mainly by claims against corporations.

2-6

2. Other relevant information (March 31, 2009) Banking Subsidiaries	(The figures below are rounded to JPY 1 Bn)

—	Loans Held for Sale (for which Reserve for Possible Losses on Sales of Loans was recorded)

•

Approximately JPY 29 billion of Reserve for Possible Losses on Sales of Loans was recorded against approximately JPY 105 billion of Loans Held for Sale associated with overseas LBO and other transactions (Reserve ratio: 27.2%)

(Note)	The figures shown above exclude those related to Intensive Control Obligors or below. The reserve ratio would be 35.5%, if including the balances of Loans Held for Sale to such obligors and the amounts of both Reserves for Possible Losses on Loans and Reserve for Contingencies in relation to the relevant balances.

•	Out of the above-mentioned JPY 105 billion, the LBO/MBO related Loans Held for Sale amounted to approximately JPY 81 billion, and the relevant reserve ratio was 30.2%.

(Note)	The figures shown above exclude those related to Intensive Control Obligors or below. The reserve ratio would be 37.9%, if including the balances of Loans Held for Sale to such obligors and the amounts of both Reserves for Possible Losses on Loans and Reserve for Contingencies in relation to the relevant balances.

•

With respect to a part of Loans Held for Sale by European offices (JPY 348.2 billion), we reclassified such loans as loans other than Loans Held for Sale, based on the reasonably calculated prices, at the end of December 2008.

Comparison to the amounts which would have been recorded if we had continued to classify the aforementioned loans as Loans Held for Sale at the end of March 2009:

Loans; JPY -27.7 billion

Reserve for Possible Losses on Sales of Loans; JPY -70.1 billion

Other within Other Ordinary Expenses; JPY -41.1 billion

(Please refer to page 1-25)

—	Overseas ABCP program-related

•

The total assets of approximately JPY 150 billion acquired by overseas ABCP conduits, for which Mizuho Corporate Bank acted as a sponsor, included approximately JPY 82 billion of securitization products that were backed by credit card receivables, auto lease receivables, and others. No US subprime mortgage loan-related assets were included.

•

With respect to a part of liquidity facility for one of the overseas ABCP programs mentioned above, Mizuho Corporate Bank recorded approximately JPY 4 billion of Reserve for Contingencies for the equivalent amount of the entire valuation losses on approximately JPY 7 billion of securitization products backed by auto lease receivables (guaranteed by a US monoline) as of Mar. 31, 2009.

•	The balance of securitization products acquired by the aforementioned overseas ABCP conduits decreased almost by half from that as of Mar. 31, 2008 primarily due to redemptions at maturities.

—	Securitization products and loans guaranteed by US financial guarantors (monolines)

Securitization products guaranteed by US monolines

•

Approximately JPY 8 billion of securitization products backed by auto lease receivables included in the acquired assets of the above-mentioned overseas ABCP conduits sponsored by Mizuho Corporate Bank. (The balance decreased significantly from approximately JPY 30 billion as of Mar. 31, 2008 due to redemptions at maturities.)

•

Mizuho Corporate Bank recorded approximately JPY 4 billion of Reserve for Contingencies on approximately JPY 7 billion out of the above-mentioned as of Mar. 31, 2009. (Please refer to “Overseas ABCP program-related” noted above)

Loans guaranteed by US monolines

•

Approximately JPY 13 billion of Mizuho Corporate Bank’s loan commitments to overseas infrastructure projects (of which approximately JPY 6 billion was drawn down). No US subprime mortgage loan-related exposures were included.

•	There were no particular concerns about the credit conditions of the aforementioned projects as of Mar. 31, 2009.

(Note)	For the purpose of reference to the Mizuho Financial Group’s exposures related to US monolines, page 2-6 describes our securities subsidiaries’ exposures to such counterparties of credit default swaps (CDS) referring to securitization products, in addition to the above-mentioned transactions of the banking subsidiaries.

—	Investments and loans associated with SIVs

•	All exposures had already been written-off in fiscal 2007.

—	Warehousing loan business*1 related to US subprime mortgage loans

•	Nil
*1	Loans provided to other financial institutions in connection with their structuring of securitization products until such products are sold

—	Loans to mortgage lenders in US (working capital, etc.)

•	Approximately JPY 45 billion (Approximately 40% of the lenders concerned had external ratings in the “A” range *2, and the rest had ratings in the “BB” range*2).
*2	Based on the lowest external ratings as of Mar. 31, 2009

2-7

(The figures below are rounded to JPY 1 Bn)

Banking and Securities Subsidiaries

—	US government-owned corporation (Ginnie Mae) bonds and GSE (government-sponsored enterprises: Fannie Mae, Freddie Mac) bonds

Banking Subsidiaries (Banking Account)

•

The total balance of the above bonds held was approximately JPY 665 billion, with approximately JPY 18 billion of unrealized gains. Out of the total balance, approximately JPY 663 billion was RMBS guaranteed by the Government National Mortgage Association (Ginnie Mae), a corporation wholly-owned by the US government.

(Reference) Balance held as of Mar. 31, 2008: approximately JPY 1.2 trillion

Securities Subsidiaries (Trading Account)

•	The total balance of RMBS, which were issued or guaranteed by the US government-owned corporation or GSE, was minimal.

•

Approximately JPY 38 billion of the corporate bonds issued by Fannie Mae and Freddie Mac was held for the purpose of, among other things, market-making activities in the US, and all the bonds were subject to mark-to-market accounting so that there were no unrealized losses (the recorded gains/losses for fiscal 2008 were approximately JPY -2 billion).

There was no holding of stocks of these entities.

2-8

SELECTED FINANCIAL INFORMATION

For Fiscal 2008

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”).

“NON(B)”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”).

“NON(B&R)”: Aggregated figures of the relevant banks including past figures for their former financial subsidiaries for corporate revitalization.

*MHBK,	MHCB and MHTB merged with their own financial subsidiaries for corporate revitalization respectively, as of October 1, 2005.

“HC”: Non-consolidated figures of Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2008	See above Notes				Page
1. Income Analysis	CON		NON	(B)	3-1

2. Interest Margins (Domestic Operations)	NON	(B)			3-6

3. Use and Source of Funds	NON	(B)			3-7

4. Net Gains/Losses on Securities	NON	(B)			3-11

5. Unrealized Gains/Losses on Securities	CON		NON	(B)	3-13

6. Projected Redemption Amounts for Securities	NON	(B)			3-15

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON	(B)			3-16

8. Employee Retirement Benefits	NON	(B)	CON		3-17

9. Capital Adequacy Ratio	CON				3-19

II. REVIEW OF CREDITS	See above Notes				Page
1. Status of Non-Accrual, Past Due & Restructured Loans	CON		NON	(B)	3-21

2. Status of Reserves for Possible Losses on Loans	CON		NON	(B)	3-23

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON		NON	(B)	3-24

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON		NON	(B)	3-25

5. Coverage on Disclosed Claims under the FRL	NON	(B)			3-27

6. Overview of Non-Performing Loans (“NPLs”)	NON	(B)			3-30

7. Results of Removal of NPLs from the Balance Sheet	NON	(B&R)			3-31

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON	(B)			3-33

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry	NON	(B)			3-35

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON	(B)			3-36

(2) Loans to SMEs and Individual Customers	NON	(B)			3-36

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries	NON	(B)			3-37

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region	NON	(B)			3-37

III. DEFERRED TAXES	See above Notes				Page
1. Change in Deferred Tax Assets, etc.	CON		NON	(B)	3-38

2. Estimation of Deferred Tax Assets, etc.

(1) Calculation Policy	NON	(B)			3-39

(2) Estimation for Calculating Deferred Tax Assets	NON	(B)			3-40

IV. OTHERS	See above Notes		Page
1. Breakdown of Deposits (Domestic Offices)	NON(B)		3-44

2. Number of Directors and Employees	HC	NON(B)	3-45

3. Number of Branches and Offices	NON(B)		3-46

4. Earnings Estimates for Fiscal 2009	CON	NON(B) HC	3-47
Attachments	See above Notes		Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	NON(B)		3-48
Comparison of Non-Consolidated Statements of Income (selected items)	NON(B)		3-49
Non-Consolidated Statement of Changes in Net Assets	NON(B)		3-50

Mizuho Corporate Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	NON(B)		3-51
Comparison of Non-Consolidated Statements of Income (selected items)	NON(B)		3-52
Non-Consolidated Statement of Changes in Net Assets	NON(B)		3-53

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio including as a result of the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan and elsewhere.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with and in our report on Form 6K dated February 13, 2009 furnished to, the U.S. Securities and Exchange Commission (“SEC”), which are available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2008

1. Income Analysis

    Consolidated

		(Millions of yen)
		Fiscal 2008	Change	Fiscal 2007
Consolidated Gross Profits	1	1,806,967	146,034	1,660,932
Net Interest Income	2	1,068,851	5,212	1,063,639
Fiduciary Income	3	55,891	(8,463)	64,355
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	416,653	(77,872)	494,526
Net Trading Income	6	301,521	245,372	56,149
Net Other Operating Income	7	(35,951)	(18,213)	(17,737)
General and Administrative Expenses	8	(1,192,701)	(68,173)	(1,124,527)
Personnel Expenses	9	(548,367)	(86,890)	(461,476)
Non-Personnel Expenses	10	(591,139)	15,073	(606,212)
Miscellaneous Taxes	11	(53,194)	3,643	(56,838)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans )	12	(554,344)	(352,622)	(201,722)
Losses on Write-offs of Loans	13	(272,328)	(144,239)	(128,089)
Reversal of (Provision for) General Reserve for Possible Losses on Loans	14	(263,830)	(263,830)	—
Net Gains (Losses) related to Stocks	15	(400,285)	(653,585)	253,300
Equity in Income from Investments in Affiliates	16	(3,584)	(12,668)	9,083
Other	17	(51,183)	148,762	(199,946)

Ordinary Profits	18	(395,131)	(792,252)	397,120
Net Extraordinary Gains (Losses)	19	(10,745)	(99,687)	88,942
Reversal of Reserves for Possible Losses on Loans, etc.	20	17,633	(101,055)	118,689
Reversal of Reserve for Possible Losses on Investments	21	—	(43)	43

Income before Income Taxes and Minority Interests	22	(405,877)	(891,939)	486,062
Income Taxes - Current	23	(48,247)	(16,034)	(32,212)
- Deferred	24	(109,103)	9,442	(118,546)
Minority Interests in Net Income	25	(25,586)	(1,506)	(24,079)

Net Income	26	(588,814)	(900,038)	311,224

Credit-related Costs (including Credit Costs for Trust Accounts)	27	(536,711)	(453,677)	(83,033)

Note:  Credit-related Costs [27] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for

                                                        Possible Losses on Loans ) [12] + Reversal of Reserves for Possible Losses on Loans, etc. [20] +

                                                        Credit Costs for Trust Accounts [4]

(Reference)

Consolidated Net Business Profits	28	622,635	111,453	511,181

Note: Consolidated Net Business Profits [28] = Consolidated Gross Profits [1] – General and Administrative Expenses (excluding

                                                                              Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	29	145	(1)	146
Number of affiliates under the equity method	30	22	1	21

3-1

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

Non-Consolidated

		(Millions of yen)
		Fiscal 2008
		MHBK	MHCB	MHTB	Aggregated Figures	Change	Fiscal 2007
Gross Profits	1	827,730	528,163	130,092	1,485,986	(235,895)	1,721,881
Domestic Gross Profits	2	731,669	257,841	129,957	1,119,467	(94,452)	1,213,920
Net Interest Income	3	591,314	210,946	46,434	848,695	(3,743)	852,438
Fiduciary Income	4			54,509	54,509	(8,494)	63,003
Credit Costs for Trust Accounts	5			—	—	—	—
Net Fee and Commission Income	6	144,496	63,752	25,647	233,897	(42,821)	276,718
Net Trading Income	7	9,205	24,588	2,105	35,899	47,671	(11,772)
Net Other Operating Income	8	(13,347)	(41,447)	1,259	(53,534)	(87,066)	33,531
International Gross Profits	9	96,061	270,322	134	366,518	(141,442)	507,960
Net Interest Income	10	12,344	105,567	2,204	120,117	18,544	101,572
Net Fee and Commission Income	11	12,178	53,190	(54)	65,314	(9,692)	75,006
Net Trading Income	12	29,192	128,735	(929)	156,997	(223,756)	380,754
Net Other Operating Income	13	42,345	(17,170)	(1,086)	24,089	73,462	(49,373)
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(571,157)	(246,861)	(91,286)	(909,304)	(49,131)	(860,173)
Expense Ratio	15	69.0%	46.7%	70.1%	61.1%	11.2%	49.9%
Personnel Expenses	16	(166,176)	(84,109)	(31,625)	(281,912)	(52,636)	(229,275)
Non-Personnel Expenses	17	(372,698)	(150,738)	(56,921)	(580,358)	1,289	(581,648)
Premium for Deposit Insurance	18	(44,310)	(6,584)	(2,910)	(53,805)	(125)	(53,680)
Miscellaneous Taxes	19	(32,282)	(12,012)	(2,738)	(47,034)	2,215	(49,249)

*Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	20	256,573	281,302	38,805	576,681	(285,026)	861,708
Excluding Net Gains (Losses) related to Bonds	21	263,677	321,335	38,189	623,202	(153,767)	776,970
Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	(74,532)	(36,711)	4,194	(107,050)	(94,954)	(12,096)

Net Business Profits	23	182,040	244,590	43,000	469,631	(379,980)	849,611
Net Gains (Losses) related to Bonds	24	(7,103)	(40,033)	616	(46,520)	(131,258)	84,737
Net Non-Recurring Gains (Losses)	25	(472,231)	(466,049)	(51,630)	(989,911)	(812,659)	(177,251)
Net Gains (Losses) related to Stocks	26	(163,015)	(263,756)	(17,470)	(444,243)	(684,431)	240,188
Expenses related to Portfolio Problems	27	(249,573)	(167,519)	(31,117)	(448,210)	(233,341)	(214,869)
Other	28	(59,642)	(34,773)	(3,041)	(97,457)	105,112	(202,570)

Ordinary Profits	29	(290,191)	(221,459)	(8,629)	(520,279)	(1,192,640)	672,360
Net Extraordinary Gains (Losses)	30	83,928	1,156	(2,299)	82,785	425,502	(342,717)
Net Gains (Losses) on Disposition of Fixed Assets	31	(2,575)	(3,419)	(2,215)	(8,210)	(11,027)	2,816
Losses on Impairment of Fixed Assets	32	(192)	(1,406)	(80)	(1,679)	912	(2,591)
Reversal of Reserves for Possible Losses on Loans, etc.	33	9,214	6,738	—	15,953	(118,416)	134,369
Reversal of Reserve for Possible Losses on Investments	34	83,623	—	—	83,623	83,623	—

Income before Income Taxes	35	(206,262)	(220,302)	(10,929)	(437,494)	(767,137)	329,643
Income Taxes - Current	36	(519)	(20,767)	(13)	(21,300)	(20,739)	(560)
- Deferred	37	(86,819)	(14,459)	(16,898)	(118,177)	17,376	(135,554)

Net Income	38	(293,601)	(255,529)	(27,842)	(576,972)	(770,500)	193,527

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [5].
Credit-related Costs	39	(314,891)	(197,492)	(26,923)	(539,307)	(446,711)	(92,595)

Note: Credit-related Costs [39] = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for

                                                 Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc. [33] +

                                                 Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	40			—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	(74,532)	(36,711)	4,194	(107,050)	(76,277)	(30,772)
Losses on Write-offs of Loans	42	(163,752)	(66,349)	(24,974)	(255,076)	(163,685)	(91,390)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(69,917)	(83,461)	(5,472)	(158,851)	(259,388)	100,536
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	—	(505)	(0)	(505)	(3,169)	2,663
Reversal of (Provision for) Reserve for Contingencies	45	—	(2,739)	(120)	(2,859)	(1,810)	(1,048)
Other (including Losses on Sales of Loans)	46	(6,688)	(7,724)	(550)	(14,963)	57,620	(72,584)

Total	47	(314,891)	(197,492)	(26,923)	(539,307)	(446,711)	(92,595)

3-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

	(Millions of yen)
		Fiscal 2008	Change	Fiscal 2007
Gross Profits	1	827,730	(115,105)	942,836
Domestic Gross Profits	2	731,669	(51,443)	783,112
Net Interest Income	3	591,314	(8,203)	599,518
Net Fee and Commission Income	4	144,496	(30,786)	175,282
Net Trading Income	5	9,205	1,764	7,440
Net Other Operating Income	6	(13,347)	(14,218)	870
International Gross Profits	7	96,061	(63,662)	159,723
Net Interest Income	8	12,344	4,960	7,384
Net Fee and Commission Income	9	12,178	(1,572)	13,751
Net Trading Income	10	29,192	(85,964)	115,156
Net Other Operating Income	11	42,345	18,914	23,430
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(571,157)	(33,944)	(537,212)
Expense Ratio	13	69.0%	12.0%	56.9%
Personnel Expenses	14	(166,176)	(38,846)	(127,330)
Non-Personnel Expenses	15	(372,698)	4,141	(376,839)
Premium for Deposit Insurance	16	(44,310)	(926)	(43,384)
Miscellaneous Taxes	17	(32,282)	760	(33,042)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	256,573	(149,050)	405,623
Excluding Net Gains (Losses) related to Bonds	19	263,677	(137,452)	401,129
Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	(74,532)	(62,436)	(12,096)

Net Business Profits	21	182,040	(211,486)	393,527
Net Gains (Losses) related to Bonds	22	(7,103)	(11,598)	4,494
Net Non-Recurring Gains (Losses)	23	(472,231)	(300,609)	(171,621)
Net Gains (Losses) related to Stocks	24	(163,015)	(212,082)	49,066
Expenses related to Portfolio Problems	25	(249,573)	(66,770)	(182,802)
Other	26	(59,642)	(21,756)	(37,885)

Ordinary Profits	27	(290,191)	(512,096)	221,905
Net Extraordinary Gains (Losses)	28	83,928	66,807	17,121
Net Gains (Losses) on Disposition of Fixed Assets	29	(2,575)	(6,244)	3,668
Losses on Impairment of Fixed Assets	30	(192)	1,996	(2,189)
Reversal of Reserves for Possible Losses on Loans, etc.	31	9,214	(6,224)	15,438
Reversal of Reserve for Possible Losses on Investments	32	83,623	83,623	—

Income before Income Taxes	33	(206,262)	(445,289)	239,027

Income Taxes - Current	34	(519)	(17)	(502)
- Deferred	35	(86,819)	(43,822)	(42,997)

Net Income	36	(293,601)	(489,129)	195,527

Credit-related Costs	37	(314,891)	(135,431)	(179,460)

Note:  Credit-related Costs [37] = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for

                                                      Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [31]

(Reference) Breakdown of Credit-related Costs

Reversal of (Provision for) General Reserve for Possible Losses on Loans	38	(74,532)	(62,436)	(12,096)
Losses on Write-offs of Loans	39	(163,752)	(82,912)	(80,840)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	40	(69,917)	(55,343)	(14,574)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	41	—	(51)	51
Reversal of (Provision for) Reserve for Contingencies	42	—	—	—
Other (including Losses on Sales of Loans)	43	(6,688)	65,312	(72,000)

Total	44	(314,891)	(135,431)	(179,460)

3-3

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

Non-Consolidated

	(Millions of yen)
		Fiscal 2008	Change	Fiscal 2007
Gross Profits	1	528,163	(78,208)	606,371
Domestic Gross Profits	2	257,841	(15,331)	273,172
Net Interest Income	3	210,946	7,336	203,609
Net Fee and Commission Income	4	63,752	5,265	58,487
Net Trading Income	5	24,588	44,873	(20,285)
Net Other Operating Income	6	(41,447)	(72,807)	31,360
International Gross Profits	7	270,322	(62,876)	333,199
Net Interest Income	8	105,567	15,560	90,007
Net Fee and Commission Income	9	53,190	(8,139)	61,329
Net Trading Income	10	128,735	(136,826)	265,561
Net Other Operating Income	11	(17,170)	66,528	(83,699)
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(246,861)	(10,697)	(236,163)
Expense Ratio	13	46.7%	7.7%	38.9%
Personnel Expenses	14	(84,109)	(10,137)	(73,972)
Non-Personnel Expenses	15	(150,738)	(1,826)	(148,912)
Premium for Deposit Insurance	16	(6,584)	855	(7,440)
Miscellaneous Taxes	17	(12,012)	1,265	(13,278)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	281,302	(88,906)	370,208
Excluding Net Gains (Losses) related to Bonds	19	321,335	18,848	302,487
Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	(36,711)	(36,711)	—

Net Business Profits	21	244,590	(125,618)	370,208
Net Gains (Losses) related to Bonds	22	(40,033)	(107,754)	67,720
Net Non-Recurring Gains (Losses)	23	(466,049)	(467,560)	1,511
Net Gains (Losses) related to Stocks	24	(263,756)	(454,150)	190,393
Expenses related to Portfolio Problems	25	(167,519)	(140,574)	(26,944)
Other	26	(34,773)	127,164	(161,937)

Ordinary Profits	27	(221,459)	(593,178)	371,719
Net Extraordinary Gains (Losses)	28	1,156	383,022	(381,865)
Net Gains (Losses) on Disposition of Fixed Assets	29	(3,419)	(3,111)	(308)
Losses on Impairment of Fixed Assets	30	(1,406)	(1,360)	(46)
Reversal of Reserves for Possible Losses on Loans, etc.	31	6,738	(91,191)	97,930
Reversal of Reserve for Possible Losses on Investments	32	—	—	—

Income before Income Taxes	33	(220,302)	(210,156)	(10,145)

Income Taxes - Current	34	(20,767)	(20,729)	(38)
- Deferred	35	(14,459)	64,122	(78,581)

Net Income	36	(255,529)	(166,764)	(88,764)

Credit-related Costs	37	(197,492)	(268,478)	70,985

Note:  Credit-related Costs [37] = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for

                                                      Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [31]

(Reference) Breakdown of Credit-related Costs

Reversal of (Provision for) General Reserve for Possible Losses on Loans	38	(36,711)	(17,523)	(19,188)
Losses on Write-offs of Loans	39	(66,349)	(59,850)	(6,498)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	40	(83,461)	(178,238)	94,776
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	41	(505)	(2,964)	2,458
Reversal of (Provision for) Reserve for Contingencies	42	(2,739)	(2,610)	(128)
Other (including Losses on Sales of Loans)	43	(7,724)	(7,291)	(433)

Total	44	(197,492)	(268,478)	70,985

3-4

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		Fiscal 2008	Change	Fiscal 2007
Gross Profits	1	130,092	(42,581)	172,673
Domestic Gross Profits	2	129,957	(27,678)	157,635
Net Interest Income	3	46,434	(2,876)	49,310
Fiduciary Income	4	54,509	(8,494)	63,003
Credit Costs for Trust Accounts	5	—	—	—
Net Fee and Commission Income	6	25,647	(17,300)	42,948
Net Trading Income	7	2,105	1,033	1,072
Net Other Operating Income	8	1,259	(40)	1,299
International Gross Profits	9	134	(14,903)	15,037
Net Interest Income	10	2,204	(1,976)	4,181
Net Fee and Commission Income	11	(54)	19	(74)
Net Trading Income	12	(929)	(966)	36
Net Other Operating Income	13	(1,086)	(11,981)	10,894
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(91,286)	(4,488)	(86,797)
Expense Ratio	15	70.1%	19.9%	50.2%
Personnel Expenses	16	(31,625)	(3,652)	(27,973)
Non-Personnel Expenses	17	(56,921)	(1,025)	(55,896)
Premium for Deposit Insurance	18	(2,910)	(53)	(2,856)
Miscellaneous Taxes	19	(2,738)	188	(2,927)

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	20	38,805	(47,070)	85,875
Excluding Net Gains (Losses) related to Bonds	21	38,189	(35,164)	73,353
Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	4,194	4,194	—

Net Business Profits	23	43,000	(42,875)	85,875
Net Gains (Losses) related to Bonds	24	616	(11,905)	12,522
Net Non-Recurring Gains (Losses)	25	(51,630)	(44,489)	(7,140)
Net Gains (Losses) related to Stocks	26	(17,470)	(18,199)	728
Expenses related to Portfolio Problems	27	(31,117)	(25,995)	(5,121)
Other	28	(3,041)	(294)	(2,747)

Ordinary Profits	29	(8,629)	(87,364)	78,735
Net Extraordinary Gains (Losses)	30	(2,299)	(24,326)	22,026
Net Gains (Losses) on Disposition of Fixed Assets	31	(2,215)	(1,671)	(543)
Losses on Impairment of Fixed Assets	32	(80)	275	(355)
Reversal of Reserves for Possible Losses on Loans, etc.	33	—	(21,000)	21,000
Reversal of Reserve for Possible Losses on Investments	34	—	—	—

Income before Income Taxes	35	(10,929)	(111,691)	100,761
Income Taxes - Current	36	(13)	7	(20)
- Deferred	37	(16,898)	(2,922)	(13,975)

Net Income	38	(27,842)	(114,607)	86,764

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) [20]
=	Gross Profits [1] + General and Administrative Expenses (excluding Non-Recurring Losses) [14] - Credit Costs for Trust Accounts [5]

Credit-related Costs	39	(26,923)	(42,801)	15,878

* Credit-related Costs [39] =	Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc. [33] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	4,194	3,682	512
Losses on Write-offs of Loans	42	(24,974)	(20,922)	(4,051)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(5,472)	(25,807)	20,334
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	(0)	(153)	153
Reversal of (Provision for) Reserve for Contingencies	45	(120)	800	(920)
Other (including Losses on Sales of Loans)	46	(550)	(400)	(150)

Total	47	(26,923)	(42,801)	15,878

3-5

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

Aggregated Figures of MHBK and MHCB

			(%)
			Fiscal 2008	Change	Fiscal 2007
Return on Interest-Earning Assets		1	1.29	(0.06)	1.35
Return on Loans and Bills Discounted		2	1.62	(0.04)	1.67
Return on Securities		3	0.87	(0.08)	0.95
Cost of Funding (including Expenses)		4	1.15	(0.01)	1.16
Cost of Deposits and Debentures (including Expenses)		5	1.25	0.04	1.21
Cost of Deposits and Debentures		6	0.31	0.00	0.31
Cost of Other External Liabilities		7	0.64	(0.06)	0.70
Net Interest Margin	(1)-(4)	8	0.13	(0.05)	0.19
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.36	(0.09)	0.45
Loan and Deposit Rate Margin	(2)-(6)	10	1.30	(0.04)	1.35

* Return on Loans and Bills Discounted excludes loans to MHFG.
* Deposits and Debentures include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted		11	1.77	(0.01)	1.78
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.51	(0.06)	0.57
Loan and Deposit Rate Margin	(11)-(6)	13	1.45	(0.01)	1.46

Mizuho Bank
Return on Interest-Earning Assets		14	1.33	(0.05)	1.39
Return on Loans and Bills Discounted		15	1.77	(0.09)	1.86
Return on Securities		16	0.63	(0.09)	0.73
Cost of Funding (including Expenses)		17	1.22	0.00	1.21
Cost of Deposits and Debentures (including Expenses)		18	1.23	0.04	1.19
Cost of Deposits and Debentures		19	0.26	0.00	0.25
Cost of Other External Liabilities		20	0.55	(0.18)	0.73
Net Interest Margin	(14)-(17)	21	0.11	(0.06)	0.18
Loan and Deposit Rate Margin (including Expenses)	(15)-(18)	22	0.53	(0.13)	0.67
Loan and Deposit Rate Margin	(15)-(19)	23	1.50	(0.09)	1.60

* Return on Loans and Bills Discounted excludes loans to MHFG.
* Deposits and Debentures include NCDs.

(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted		24	2.00	(0.00)	2.01
Loan and Deposit Rate Margin (including Expenses)	(24)-(18)	25	0.77	(0.04)	0.82
Loan and Deposit Rate Margin	(24)-(19)	26	1.74	(0.01)	1.75

Mizuho Corporate Bank
Return on Interest-Earning Assets		27	1.21	(0.06)	1.27
Return on Loans and Bills Discounted		28	1.34	0.02	1.32
Return on Securities		29	1.12	(0.19)	1.31
Cost of Funding (including Expenses)		30	1.03	(0.03)	1.06
Cost of Deposits and Debentures (including Expenses)		31	1.34	0.07	1.26
Cost of Deposits and Debentures		32	0.49	(0.00)	0.50
Cost of Other External Liabilities		33	0.66	(0.03)	0.69
Net Interest Margin	(27)-(30)	34	0.17	(0.02)	0.20
Loan and Deposit Rate Margin (including Expenses)	(28)-(31)	35	0.00	(0.04)	0.05
Loan and Deposit Rate Margin	(28)-(32)	36	0.84	0.03	0.81

* Return on Loans and Bills Discounted excludes loans to MHFG.
* Deposits and Debentures include NCDs.

(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted		37	1.38	0.01	1.37
Loan and Deposit Rate Margin (including Expenses)	(37)-(31)	38	0.04	(0.06)	0.10
Loan and Deposit Rate Margin	(37)-(32)	39	0.88	0.02	0.86

Mizuho Trust & Banking (3 domestic accounts)
Return on Interest-Earning Assets		40	1.45	(0.03)	1.49
Return on Loans and Bills Discounted		41	1.77	0.11	1.65
Return on Securities		42	1.16	(0.16)	1.32
Cost of Funding		43	0.61	0.02	0.59
Cost of Deposits		44	0.56	0.05	0.51
Net Interest Margin	(40)-(43)	45	0.84	(0.05)	0.89
Loan and Deposit Rate Margin	(41)-(44)	46	1.20	0.06	1.14

* 3 domestic accounts	=	banking accounts (domestic operations) + trust accounts with contracts indemnifying the principal amounts (loan trusts + jointly-managed money trusts)
* Deposits include NCDs.

3-6

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Aggregated Figures of MHBK and MHCB

	(Millions of yen, %)
	Fiscal 2008		Change		Fiscal 2007
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)
Use of Funds	115,514,411	1.67	2,108,554	(0.36)	113,405,856	2.04
Loans and Bills Discounted	64,364,586	1.92	2,165,103	(0.26)	62,199,483	2.19
Securities	31,607,586	1.42	(2,833,860)	(0.41)	34,441,447	1.83
Source of Funds	117,326,267	0.86	4,268,407	(0.38)	113,057,860	1.25
Deposits	71,318,472	0.51	461,248	(0.27)	70,857,223	0.78
NCDs	10,208,098	0.80	381,920	(0.46)	9,826,177	1.27
Debentures	2,763,266	0.63	(1,231,049)	0.03	3,994,315	0.60
Call Money	12,531,355	0.70	2,511,827	(0.10)	10,019,528	0.81
Payables under Repurchase Agreements	5,462,202	1.78	(1,012,865)	(1.92)	6,475,068	3.71
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	7,379,644	2.26	1,906,140	(0.80)	5,473,503	3.06

(Domestic Operations)
Use of Funds	94,444,906	1.29	5,876,711	(0.06)	88,568,195	1.35
Loans and Bills Discounted	54,358,119	1.61	2,008,008	(0.04)	52,350,111	1.65
Securities	24,506,890	0.87	10,634	(0.08)	24,496,256	0.95
Source of Funds	95,722,049	0.43	6,881,594	(0.00)	88,840,455	0.44
Deposits	60,622,638	0.25	1,685,651	0.00	58,936,987	0.25
NCDs	9,476,619	0.62	1,021,303	0.00	8,455,316	0.62
Debentures	2,763,266	0.63	(1,231,049)	0.03	3,994,315	0.60
Call Money	12,202,481	0.61	2,531,777	(0.01)	9,670,703	0.62
Payables under Repurchase Agreements	1,228,120	0.44	636,976	(0.15)	591,144	0.59
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	3,482,421	0.80	1,077,945	(0.23)	2,404,476	1.03

(International Operations)
Use of Funds	24,022,001	3.08	(2,146,376)	(1.23)	26,168,378	4.31
Loans and Bills Discounted	10,006,466	3.61	157,095	(1.41)	9,849,371	5.02
Securities	7,100,695	3.30	(2,844,494)	(0.70)	9,945,190	4.00
Source of Funds	24,556,715	2.53	(991,406)	(1.50)	25,548,121	4.03
Deposits	10,695,833	2.00	(1,224,402)	(1.43)	11,920,236	3.43
NCDs	731,478	3.10	(639,382)	(2.13)	1,370,861	5.24
Debentures	—	—	—	—	—	—
Call Money	328,873	4.13	(19,950)	(1.76)	348,824	5.89
Payables under Repurchase Agreements	4,234,082	2.17	(1,649,841)	(1.85)	5,883,924	4.02
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	3,897,222	3.58	828,195	(1.08)	3,069,026	4.66

3-7

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen, %)
	Fiscal 2008		Change		Fiscal 2007
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)
Use of Funds	61,278,089	1.40	1,477,466	(0.09)	59,800,622	1.49
Loans and Bills Discounted	35,036,366	1.75	1,493,574	(0.09)	33,542,791	1.85
Securities	13,890,427	0.82	(2,699,476)	(0.16)	16,589,904	0.99
Source of Funds	62,737,648	0.40	1,922,573	(0.06)	60,815,075	0.46
Deposits	53,894,845	0.27	1,625,080	(0.02)	52,269,764	0.29
NCDs	1,961,628	0.51	137,824	0.02	1,823,803	0.49
Debentures	932,437	0.34	(328,144)	0.09	1,260,582	0.24
Call Money	1,770,321	0.35	4,271	(0.13)	1,766,050	0.48
Payables under Repurchase Agreements	332,000	0.30	249,251	(0.28)	82,749	0.58
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	1,880,748	2.21	661,328	(0.88)	1,219,420	3.10

(Domestic Operations)
Use of Funds	58,556,956	1.33	1,482,622	(0.05)	57,074,333	1.39
Loans and Bills Discounted	34,637,954	1.75	1,438,645	(0.08)	33,199,309	1.84
Securities	12,684,820	0.63	(2,441,397)	(0.09)	15,126,217	0.73
Source of Funds	60,070,282	0.31	1,835,526	(0.01)	58,234,755	0.33
Deposits	52,867,522	0.25	1,525,954	0.00	51,341,568	0.24
NCDs	1,959,072	0.51	137,285	0.02	1,821,787	0.49
Debentures	932,437	0.34	(328,144)	0.09	1,260,582	0.24
Call Money	1,770,321	0.35	4,271	(0.13)	1,766,050	0.48
Payables under Repurchase Agreements	332,000	0.30	249,251	(0.28)	82,749	0.58
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	1,022,422	0.98	541,298	(0.70)	481,123	1.69

(International Operations)
Use of Funds	3,721,861	2.20	543,227	(0.90)	3,178,633	3.11
Loans and Bills Discounted	398,411	2.17	54,929	(0.57)	343,481	2.75
Securities	1,205,607	2.81	(258,079)	(0.88)	1,463,686	3.70
Source of Funds	3,668,094	1.89	635,430	(1.11)	3,032,664	3.01
Deposits	1,027,322	1.70	99,126	(1.38)	928,196	3.08
NCDs	2,555	0.78	538	0.02	2,016	0.76
Debentures	—	—	—	—	—	—
Call Money	—	—	—	—	—	—
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	858,325	3.67	120,029	(0.34)	738,296	4.01

3-8

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen, %)
	Fiscal 2008		Change		Fiscal 2007
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)
Use of Funds	54,236,321	1.97	631,087	(0.67)	53,605,234	2.65
Loans and Bills Discounted	29,328,220	2.12	671,528	(0.46)	28,656,691	2.58
Securities	17,717,159	1.88	(134,383)	(0.73)	17,851,542	2.62
Source of Funds	54,588,619	1.38	2,345,834	(0.77)	52,242,785	2.16
Deposits	17,423,626	1.25	(1,163,832)	(0.91)	18,587,458	2.16
NCDs	8,246,469	0.87	244,096	(0.57)	8,002,373	1.44
Debentures	1,830,828	0.79	(902,904)	0.02	2,733,732	0.76
Call Money	10,761,033	0.76	2,507,555	(0.11)	8,253,478	0.88
Payables under Repurchase Agreements	5,130,202	1.87	(1,262,116)	(1.87)	6,392,319	3.75
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	5,498,895	2.28	1,244,812	(0.77)	4,254,083	3.06

(Domestic Operations)
Use of Funds	35,887,950	1.21	4,394,089	(0.06)	31,493,861	1.27
Loans and Bills Discounted	19,720,165	1.36	569,363	0.03	19,150,801	1.33
Securities	11,822,070	1.12	2,452,031	(0.19)	9,370,038	1.31
Source of Funds	35,651,767	0.63	5,046,068	(0.01)	30,605,699	0.64
Deposits	7,755,116	0.27	159,697	(0.00)	7,595,418	0.28
NCDs	7,517,546	0.65	884,017	(0.00)	6,633,529	0.66
Debentures	1,830,828	0.79	(902,904)	0.02	2,733,732	0.76
Call Money	10,432,160	0.66	2,527,506	0.00	7,904,653	0.66
Payables under Repurchase Agreements	896,120	0.49	387,724	(0.09)	508,395	0.59
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,459,999	0.72	536,646	(0.14)	1,923,353	0.86

(International Operations)
Use of Funds	20,300,140	3.24	(2,689,603)	(1.24)	22,989,744	4.48
Loans and Bills Discounted	9,608,055	3.67	102,165	(1.43)	9,505,889	5.11
Securities	5,895,088	3.40	(2,586,415)	(0.65)	8,481,504	4.06
Source of Funds	20,888,620	2.64	(1,626,836)	(1.53)	22,515,457	4.17
Deposits	9,668,510	2.03	(1,323,529)	(1.43)	10,992,040	3.46
NCDs	728,922	3.11	(639,921)	(2.13)	1,368,844	5.25
Debentures	—	—	—	—	—	—
Call Money	328,873	4.13	(19,950)	(1.76)	348,824	5.89
Payables under Repurchase Agreements	4,234,082	2.17	(1,649,841)	(1.85)	5,883,924	4.02
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	3,038,896	3.55	708,166	(1.31)	2,330,730	4.87

3-9

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	Fiscal 2008		Change		Fiscal 2007
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)
Use of Funds	5,822,089	1.51	(212,747)	(0.15)	6,034,837	1.67
Loans and Bills Discounted	3,453,425	1.78	(252,167)	0.10	3,705,592	1.67
Securities	1,618,482	1.21	(14,619)	(0.60)	1,633,101	1.81
Source of Funds	5,735,429	0.68	(172,990)	(0.11)	5,908,420	0.80
Deposits	2,796,916	0.56	(111,021)	0.03	2,907,937	0.53
NCDs	764,715	0.74	132,251	0.02	632,464	0.71
Debentures	—	—	—	—	—	—
Call Money	655,444	0.62	127,207	(0.10)	528,237	0.72
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	291,941	0.55	181,992	(0.40)	109,949	0.96

(Domestic Operations)
Use of Funds	5,708,764	1.46	(72,268)	(0.02)	5,781,032	1.49
Loans and Bills Discounted	3,399,185	1.76	(264,744)	0.11	3,663,929	1.65
Securities	1,355,412	1.16	92,645	(0.12)	1,262,767	1.28
Source of Funds	5,619,071	0.66	(31,585)	0.01	5,650,657	0.65
Deposits	2,789,101	0.56	(102,422)	0.04	2,891,523	0.51
NCDs	764,715	0.74	132,251	0.02	632,464	0.71
Debentures	—	—	—	—	—	—
Call Money	631,835	0.52	120,861	(0.05)	510,973	0.58
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	285,269	0.53	178,271	(0.35)	106,998	0.89

(International Operations)
Use of Funds	582,663	1.27	(135,655)	(1.19)	718,318	2.46
Loans and Bills Discounted	54,239	2.63	12,576	(0.72)	41,662	3.35
Securities	263,070	1.46	(107,264)	(2.14)	370,334	3.61
Source of Funds	585,695	0.88	(136,581)	(0.98)	722,277	1.87
Deposits	7,814	1.21	(8,599)	(2.46)	16,414	3.67
NCDs	—	—	—	—	—	—
Debentures	—	—	—	—	—	—
Call Money	23,608	3.11	6,345	(1.88)	17,263	5.00
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	6,671	1.37	3,721	(2.13)	2,950	3.50

3-10

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	Fiscal 2008	Change	Fiscal 2007
Net Gains (Losses) related to Bonds	(46,520)	(131,258)	84,737
Gains on Sales and Others	189,305	(51,087)	240,392
Losses on Sales and Others	(202,176)	(58,451)	(143,724)
Impairment (Devaluation)	(32,062)	(28,282)	(3,780)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(1,587)	6,563	(8,150)

	Fiscal 2008	Change	Fiscal 2007
Net Gains (Losses) related to Stocks	(360,620)	(600,808)	240,188
Gains on Sales	83,962	(235,779)	319,742
Losses on Sales	(42,127)	(35,604)	(6,522)
Impairment (Devaluation)	(514,134)	(421,526)	(92,607)
Reversal of (Provision for) Reserve for Possible Losses on Investments	79,494	81,570	(2,075)
Gains (Losses) on Derivatives other than for Trading	32,183	10,532	21,651

Mizuho Bank
	Fiscal 2008	Change	Fiscal 2007
Net Gains (Losses) related to Bonds	(7,103)	(11,598)	4,494
Gains on Sales and Others	34,378	(6,790)	41,169
Losses on Sales and Others	(42,023)	(7,979)	(34,044)
Impairment (Devaluation)	(21)	(21)	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	562	3,193	(2,631)

	Fiscal 2008	Change	Fiscal 2007
Net Gains (Losses) related to Stocks	(79,392)	(128,459)	49,066
Gains on Sales	33,244	(72,568)	105,813
Losses on Sales	(4,982)	(1,774)	(3,208)
Impairment (Devaluation)	(195,099)	(142,516)	(52,583)
Reversal of (Provision for) Reserve for Possible Losses on Investments	83,623	84,256	(633)
Gains (Losses) on Derivatives other than for Trading	3,821	4,144	(322)

Note: Figures for fiscal 2008 include gains on Reversal of Reserve for Possible Losses on Investments in subsidiaries (eliminated as an intercompany gain on a consolidated basis) (included in Extraordinary Gains).

3-11

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen)
	Fiscal 2008	Change	Fiscal 2007
Net Gains (Losses) related to Bonds	(40,033)	(107,754)	67,720
Gains on Sales and Others	146,843	(37,536)	184,379
Losses on Sales and Others	(156,720)	(49,569)	(107,150)
Impairment (Devaluation)	(28,147)	(24,400)	(3,746)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2,009)	3,751	(5,761)

	Fiscal 2008	Change	Fiscal 2007
Net Gains (Losses) related to Stocks	(263,756)	(454,150)	190,393
Gains on Sales	49,404	(161,838)	211,242
Losses on Sales	(36,622)	(34,055)	(2,566)
Impairment (Devaluation)	(300,684)	(261,855)	(38,829)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(4,127)	(2,684)	(1,442)
Gains (Losses) on Derivatives other than for Trading	28,274	6,284	21,989

Mizuho Trust & Banking
	Fiscal 2008	Change	Fiscal 2007
Net Gains (Losses) related to Bonds	616	(11,905)	12,522
Gains on Sales and Others	8,083	(6,760)	14,843
Losses on Sales and Others	(3,432)	(902)	(2,529)
Impairment (Devaluation)	(3,894)	(3,860)	(33)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(139)	(382)	242

	Fiscal 2008	Change	Fiscal 2007
Net Gains (Losses) related to Stocks	(17,470)	(18,199)	728
Gains on Sales	1,313	(1,372)	2,685
Losses on Sales	(521)	225	(747)
Impairment (Devaluation)	(18,349)	(17,154)	(1,194)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(1)	(1)	—
Gains (Losses) on Derivatives other than for Trading	87	103	(16)

3-12

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

Consolidated

(1) Other Securities (which have readily determinable fair value)

	(Millions of yen)
	As of March 31, 2009				As of September 30, 2008			As of March 31, 2008
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	29,204,140	(509,625)	393,202	902,827	175,723	1,006,677	830,953	677,880	1,286,586	608,706
Japanese Stocks	2,605,281	(183,701)	284,982	468,683	768,496	977,618	209,122	976,727	1,188,056	211,328
Japanese Bonds	19,507,600	11,518	43,698	32,179	(182,493)	3,290	185,783	(98,111)	21,603	119,715
Japanese Government Bonds	18,555,865	24,001	41,624	17,622	(175,107)	1,506	176,614	(99,339)	15,813	115,152
Other	7,091,258	(337,442)	64,521	401,964	(410,279)	25,768	436,048	(200,735)	76,926	277,661

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks”, certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book value on the consolidated balance sheet and the acquisition cost.
*	Unrealized Gains/Losses include ¥62,770 million, ¥50,163 million and ¥37,202 million, which were recognized in the statement of income for March 31, 2009, September 30, 2008 and March 31, 2008, respectively, by applying the fair-value hedge method.

As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of March 31, 2009, September 30, 2008 and March 31, 2008 are ¥(572,395) million, ¥125,560 million and ¥640,678 million, respectively.

*	Unrealized Gains (Losses) on Other Securities, net of Taxes which were recorded on the financial statement (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method and other, including translation differences regarding securities which do not have readily determinable fair value) as of March 31, 2009, September 30, 2008 and March 31, 2008 are ¥(519,574) million, ¥48,718 million and ¥401,375 million, respectively.

(2) Bonds Held to Maturity (which have readily determinable fair value)

(Millions of yen)
	As of March 31, 2009				As of September 30, 2008			As of March 31, 2008
		Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
	Book Value		Gains	Losses		Gains	Losses		Gains	Losses
Bonds Held to Maturity	179,134	1,571	1,571	—	1,893	2,133	239	4,958	5,018	60

Non-Consolidated

(1) Other Securities (which have readily determinable fair value)

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2009				As of September 30, 2008			As of March 31, 2008
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	28,767,821	(506,515)	373,034	879,549	122,866	954,676	831,810	601,920	1,226,378	624,457
Japanese Stocks	2,577,938	(213,363)	262,980	476,343	694,065	924,470	230,404	895,629	1,126,335	230,706
Japanese Bonds	19,234,356	11,003	43,164	32,160	(182,614)	3,147	185,762	(98,675)	21,069	119,744
Japanese Government Bonds	18,310,591	23,486	41,106	17,620	(175,217)	1,364	176,582	(99,862)	15,279	115,141
Other	6,955,526	(304,155)	66,889	371,044	(388,584)	27,058	415,642	(195,033)	78,973	274,006

Mizuho Bank
Other Securities	13,212,893	(142,115)	97,563	239,678	(96,459)	148,076	244,535	50	204,174	204,124
Japanese Stocks	654,789	(101,842)	51,180	153,022	48,396	142,293	93,897	63,343	177,514	114,170
Japanese Bonds	9,814,441	13,077	26,657	13,579	(83,166)	1,361	84,527	(46,655)	10,301	56,956
Japanese Government Bonds	9,305,423	21,593	25,958	4,364	(78,917)	802	79,719	(45,818)	8,115	53,933
Other	2,743,661	(53,350)	19,726	73,076	(61,689)	4,421	66,110	(16,638)	16,358	32,997

Mizuho Corporate Bank
Other Securities	13,556,612	(345,994)	242,171	588,165	182,137	712,805	530,668	522,856	903,246	380,390
Japanese Stocks	1,741,325	(120,956)	181,579	302,535	561,422	689,111	127,688	730,199	839,055	108,855
Japanese Bonds	7,939,163	(495)	14,578	15,074	(66,900)	1,380	68,280	(29,162)	7,113	36,276
Japanese Government Bonds	7,584,299	3,166	13,350	10,184	(63,799)	357	64,157	(30,781)	4,093	34,874
Other	3,876,122	(224,542)	46,013	270,555	(312,384)	22,314	334,698	(178,180)	57,077	235,258

Mizuho Trust & Banking
Other Securities	1,998,315	(18,405)	33,299	51,704	37,187	93,793	56,606	79,013	118,957	39,943
Japanese Stocks	181,823	9,434	30,220	20,785	84,246	93,065	8,818	102,085	109,764	7,679
Japanese Bonds	1,480,750	(1,578)	1,928	3,506	(32,547)	406	32,954	(22,857)	3,654	26,512
Japanese Government Bonds	1,420,869	(1,273)	1,797	3,071	(32,500)	205	32,705	(23,262)	3,070	26,333
Other	335,742	(26,262)	1,149	27,411	(14,510)	322	14,833	(214)	5,537	5,751

*	In addition to “Securities” indicated on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.

Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.

*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book value on the balance sheet and the acquisition cost.
*	Unrealized Gains/Losses include ¥91,450 million, ¥68,604 million and ¥37,202 million, which were recognized in the statement of income for March 31, 2009, September 30, 2008 and March 31, 2008, respectively, by applying the fair-value hedge method.

As a result, the base amounts to be recorded directly to Net Assets after tax adjustment as of March 31, 2009, September 30, 2008 and March 31, 2008 are ¥(597,965) million, ¥54,261 million and ¥564,717 million, respectively.

*	Unrealized Gains (Losses) on Other Securities, net of Taxes which were recorded on the financial statement (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method and other, including translation differences regarding securities which do not have readily determinable fair value) as of March 31, 2009, September 30, 2008 and March 31, 2008 are as follows:

	(Millions of yen)
	As of March 31, 2009	As of September 30, 2008	As of March 31, 2008
Aggregated Figures	(536,755)	1,757	366,562
Mizuho Bank	(190,725)	(148,053)	(46,300)
Mizuho Corporate Bank	(331,657)	118,875	346,058
Mizuho Trust & Banking	(14,373)	30,934	66,803

3-13

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity (which have readily determinable fair value)

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2009				As of September 30, 2008			As of March 31, 2008
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	179,134	1,571	1,571	—	1,893	2,133	239	4,958	5,018	60
Mizuho Bank	179,134	1,571	1,571	—	1,893	2,133	239	4,958	5,018	60
Mizuho Corporate Bank	—	—	—	—	—	—	—	—	—	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—
(3) Investment in Subsidiaries and Affiliates (which have readily determinable fair value) Aggregated Figures of the 3 Banks
	(Millions of yen)
	As of March 31, 2009				As of September 30, 2008			As of March 31, 2008
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	143,921	(55,003)	—	55,003	(13,215)	9,185	22,401	2,553	9,090	6,537
Mizuho Bank	88,274	(36,164)	—	36,164	(22,401)	—	22,401	(6,537)	—	6,537
Mizuho Corporate Bank	55,646	(18,838)	—	18,838	9,185	9,185	—	9,090	9,090	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—
Mizuho Financial Group, Inc. (Non-Consolidated)
	(Millions of yen)
Investments in Subsidiaries and Affiliates	137,171	175,028	175,028	—	387,362	387,362	—	397,338	397,338	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities (which have readily determinable fair value), Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method and other. They were excluded from Unrealized Gains (Losses) on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount was as follows:

Consolidated

	(Millions of yen)
	As of March 31, 2009			As of September 30, 2008	As of March 31, 2008
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from September 30, 2008	Change from March 31, 2008
Other Securities	(572,395)	(697,956)	(1,213,073)	125,560	640,678
Japanese Stocks	(183,701)	(952,197)	(1,160,429)	768,496	976,727
Japanese Bonds	(54,795)	173,231	69,931	(228,027)	(124,727)
Japanese Government Bonds	(35,571)	181,880	88,166	(217,452)	(123,737)
Other	(333,898)	81,009	(122,576)	(414,908)	(211,322)

Non-Consolidated Aggregated Figures of the 3 Banks
	(Millions of yen)
	As of March 31, 2009			As of September 30, 2008	As of March 31, 2008
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from September 30, 2008	Change from March 31, 2008
Other Securities	(597,965)	(652,227)	(1,162,683)	54,261	564,717
Japanese Stocks	(213,363)	(907,429)	(1,108,992)	694,065	895,629
Japanese Bonds	(55,310)	172,838	69,980	(228,149)	(125,291)
Japanese Government Bonds	(36,087)	181,475	88,173	(217,562)	(124,260)
Other	(329,291)	82,362	(123,671)	(411,654)	(205,620)

3-14

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

■	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	Maturity as of March 31, 2009				Change				Maturity as of March 31, 2008
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	7,611.1	9,742.8	2,097.5	1,663.0	(1,123.9)	2,614.2	212.1	(244.9)	8,735.0	7,128.5	1,885.3	1,907.9
Japanese Government Bonds	7,233.7	8,154.2	1,631.2	1,341.3	(1,000.0)	2,645.2	416.8	(132.8)	8,233.8	5,508.9	1,214.4	1,474.1
Japanese Local Government Bonds	14.8	33.7	31.4	1.0	(32.2)	(3.5)	3.6	(6.7)	47.0	37.3	27.8	7.8
Japanese Corporate Bonds	362.5	1,554.7	434.7	320.6	(91.5)	(27.4)	(208.3)	(105.3)	454.1	1,582.1	643.0	425.9
Other	1,376.0	2,410.8	994.2	1,900.8	278.4	(2,159.8)	(853.5)	(941.0)	1,097.5	4,570.6	1,847.7	2,841.8

Mizuho Bank
Japanese Bonds	5,062.3	4,732.6	539.2	867.6	(1,194.3)	(48.9)	66.5	(48.9)	6,256.6	4,781.5	472.7	916.5
Japanese Government Bonds	4,741.4	3,607.4	284.3	722.1	(1,151.3)	189.1	175.3	(49.3)	5,892.8	3,418.3	108.9	771.5
Japanese Local Government Bonds	13.6	14.3	7.2	—	(30.2)	(12.1)	(13.5)	—	43.8	26.4	20.8	—
Japanese Corporate Bonds	307.2	1,110.8	247.6	145.4	(12.7)	(225.9)	(95.2)	0.4	319.9	1,336.8	342.8	145.0
Other	203.9	833.6	512.4	1,241.6	(15.8)	(136.7)	(210.8)	(332.9)	219.8	970.4	723.3	1,574.6

Mizuho Corporate Bank
Japanese Bonds	1,867.4	4,745.0	1,201.6	596.4	(562.6)	2,668.3	170.4	(155.3)	2,430.1	2,076.7	1,031.1	751.7
Japanese Government Bonds	1,823.8	4,317.9	1,004.0	438.5	(487.1)	2,446.8	261.5	(43.3)	2,310.9	1,871.1	742.4	481.8
Japanese Local Government Bonds	0.3	16.4	21.8	1.0	(0.3)	8.8	18.6	(6.7)	0.7	7.5	3.2	7.8
Japanese Corporate Bonds	43.2	410.6	175.7	156.8	(75.1)	212.6	(109.6)	(105.2)	118.4	197.9	285.4	262.1
Other	1,118.8	1,370.8	405.6	619.5	267.5	(1,783.3)	(664.0)	(600.8)	851.3	3,154.1	1,069.7	1,220.3

Mizuho Trust & Banking
Japanese Bonds	681.3	265.0	356.6	198.9	633.1	(5.1)	(24.8)	(40.6)	48.2	270.1	381.4	239.5
Japanese Government Bonds	668.5	228.8	342.9	180.6	638.4	9.3	(20.0)	(40.1)	30.1	219.4	362.9	220.8
Japanese Local Government Bonds	0.8	3.0	2.3	—	(1.6)	(0.2)	(1.3)	—	2.4	3.3	3.6	—
Japanese Corporate Bonds	12.0	33.2	11.4	18.2	(3.6)	(14.1)	(3.3)	(0.4)	15.6	47.3	14.8	18.7
Other	53.2	206.3	76.1	39.6	26.8	(239.7)	21.4	(7.2)	26.4	446.0	54.7	46.8

3-15

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

■	Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of March 31, 2009				Change				As of March 31, 2008
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	7,070.0	11,351.0	3,814.2	22,235.4	3,026.4	1,000.8	368.7	4,396.1	4,043.5	10,350.2	3,445.5	17,839.2
Receive Float / Pay Fixed	2,269.7	3,046.5	2,265.3	7,581.5	544.1	(396.5)	624.8	772.4	1,725.5	3,443.0	1,640.5	6,809.1
Receive Float / Pay Float	178.6	25.7	30.0	234.3	(203.0)	(168.6)	20.0	(351.6)	381.6	194.4	10.0	586.0
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	9,518.3	14,423.3	6,109.5	30,051.3	3,367.6	435.7	1,013.5	4,816.9	6,150.7	13,987.6	5,096.0	25,234.3

Mizuho Bank
Receive Fixed / Pay Float	4,388.2	5,369.9	611.2	10,369.3	2,808.7	2,390.2	111.1	5,310.0	1,579.5	2,979.7	500.0	5,059.2
Receive Float / Pay Fixed	—	60.0	666.9	726.9	(150.0)	40.0	447.0	337.0	150.0	20.0	219.9	389.9
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	4,388.2	5,429.9	1,278.1	11,096.2	2,658.7	2,430.2	558.1	5,647.0	1,729.5	2,999.7	719.9	5,449.1

Mizuho Corporate Bank
Receive Fixed / Pay Float	2,681.8	5,981.1	3,193.0	11,856.0	217.7	(1,389.3)	417.5	(753.9)	2,464.0	7,370.5	2,775.4	12,610.0
Receive Float / Pay Fixed	2,169.7	2,696.5	1,513.4	6,379.6	884.1	(606.5)	92.8	370.4	1,285.5	3,303.0	1,420.6	6,009.2
Receive Float / Pay Float	178.6	25.7	30.0	234.3	(203.0)	(168.6)	20.0	(351.6)	381.6	194.4	10.0	586.0
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	5,030.1	8,703.4	4,736.4	18,470.1	898.9	(2,164.4)	530.3	(735.1)	4,131.2	10,867.9	4,206.0	19,205.2

Mizuho Trust & Banking
Receive Fixed / Pay Float	—	—	10.0	10.0	—	—	(160.0)	(160.0)	—	—	170.0	170.0
Receive Float / Pay Fixed	100.0	290.0	85.0	475.0	(190.0)	170.0	85.0	65.0	290.0	120.0	—	410.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	100.0	290.0	95.0	485.0	(190.0)	170.0	(75.0)	(95.0)	290.0	120.0	170.0	580.0

(Reference)
Deferred Hedge Gains/Losses of Derivative Transactions Qualifying for Hedge Accounting
	(Billions of yen)
	As of March 31, 2009				Change				As of March 31, 2008
	Deferred Hedge Gains/Losses				Deferred Hedge Gains/Losses				Deferred Hedge Gains/Losses
	Gains	Losses			Gains	Losses			Gains	Losses
Aggregated Figures	946.2	773.3	172.8		194.0	76.7	117.3		752.1	696.6	55.4
Mizuho Bank	126.0	122.8	3.1		32.3	(6.9)	39.3		93.6	129.8	(36.1)
Mizuho Corporate Bank	766.6	589.2	177.4		162.6	69.4	93.1		604.0	519.7	84.2
Mizuho Trust & Banking	53.4	61.1	(7.7)		(0.9)	14.1	(15.1)		54.4	47.0	7.4

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-16

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Projected Benefit Obligations

			(Millions of yen)
			As of March 31, 2009	Change	As of March 31, 2008
Aggregated Figures of the 3 Banks
Projected Benefit Obligations	(A	)	1,085,066	(13,995)	1,099,061
Discount Rate (%)			2.5	—	2.5
Total Fair Value of Plan Assets	(B	)	998,511	(294,933)	1,293,444
Unrecognized Actuarial Differences	(C	)	658,887	270,782	388,104
Prepaid Pension Cost	(D	)	583,858	(9,482)	593,340
Reserve for Employee Retirement Benefits (A)-(B)-(C)+(D)			11,526	673	10,852

Mizuho Bank
Projected Benefit Obligations	(A	)	636,393	(4,835)	641,229
Discount Rate (%)			2.5	—	2.5
Total Fair Value of Plan Assets	(B	)	584,386	(174,189)	758,575
Unrecognized Actuarial Differences	(C	)	418,393	155,345	263,047
Prepaid Pension Cost	(D	)	366,386	(14,007)	380,393
Reserve for Employee Retirement Benefits (A)-(B)-(C)+(D)			—	—	—

Mizuho Corporate Bank
Projected Benefit Obligations	(A	)	327,730	(7,953)	335,684
Discount Rate (%)			2.5	—	2.5
Total Fair Value of Plan Assets	(B	)	311,240	(92,987)	404,228
Unrecognized Actuarial Differences	(C	)	178,613	90,027	88,586
Prepaid Pension Cost	(D	)	162,123	4,993	157,129
Reserve for Employee Retirement Benefits (A)-(B)-(C)+(D)			—	—	—

Mizuho Trust & Banking
Projected Benefit Obligations	(A	)	120,941	(1,206)	122,148
Discount Rate (%)			2.5	—	2.5
Total Fair Value of Plan Assets	(B	)	102,884	(27,757)	130,641
Unrecognized Actuarial Differences	(C	)	61,880	25,409	36,471
Prepaid Pension Cost	(D	)	55,349	(468)	55,817
Reserve for Employee Retirement Benefits (A)-(B)-(C)+(D)			11,526	673	10,852

3-17

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

	(Millions of yen)
	Fiscal 2008	Change	Fiscal 2007
Aggregated Figures of the 3 Banks
Service Cost	(16,005)	(85)	(15,920)
Interest Cost	(27,476)	178	(27,655)
Expected Return on Plan Assets	49,695	(42,869)	92,565
Accumulation (Amortization) of Unrecognized Actuarial Differences	(60,330)	(38,834)	(21,496)
Other	(4,249)	854	(5,103)

Total	(58,366)	(80,756)	22,390

Mizuho Bank
Service Cost	(10,271)	(57)	(10,213)
Interest Cost	(16,030)	162	(16,192)
Expected Return on Plan Assets	23,047	(32,062)	55,110
Accumulation (Amortization) of Unrecognized Actuarial Differences	(40,130)	(23,307)	(16,823)
Other	(3,218)	621	(3,839)

Total	(46,603)	(54,644)	8,041

Mizuho Corporate Bank
Service Cost	(3,591)	8	(3,600)
Interest Cost	(8,392)	27	(8,419)
Expected Return on Plan Assets	20,315	(8,626)	28,941
Accumulation (Amortization) of Unrecognized Actuarial Differences	(13,439)	(12,151)	(1,287)
Other	(834)	234	(1,069)

Total	(5,943)	(20,508)	14,565

Mizuho Trust & Banking
Service Cost	(2,142)	(35)	(2,106)
Interest Cost	(3,053)	(10)	(3,043)
Expected Return on Plan Assets	6,333	(2,180)	8,513
Accumulation (Amortization) of Unrecognized Actuarial Differences	(6,761)	(3,375)	(3,385)
Other	(195)	(1)	(194)

Total	(5,819)	(5,603)	(216)

Consolidated

			(Millions of yen)
			As of March 31, 2009 (Fiscal 2008)	Change	As of March 31, 2008 (Fiscal 2007)
Projected Benefit Obligations	(A	)	1,156,667	(14,605)	1,171,273
Total Fair Value of Plan Assets	(B	)	998,778	(296,441)	1,295,219
Unrecognized Actuarial Differences	(C	)	680,451	274,892	405,558
Prepaid Pension Cost	(D	)	558,891	(6,633)	565,524
Reserve for Employee Retirement Benefits (A)-(B)-(C)+(D)			36,329	309	36,019

Income (Expenses) related to Employee Retirement Benefits			(69,422)	(82,115)	12,692

3-18

Mizuho Financial Group, Inc.

9. Capital Adequacy Ratio

Consolidated

Mizuho Financial Group

BIS Standard

	(%, Billions of yen)
	As of March 31, 2009
	(Preliminary)	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
(1) Capital Adequacy Ratio	10.55	(0.90)	(1.15)	11.45	11.70
Tier 1 Capital Ratio	6.38	(0.98)	(1.02)	7.36	7.40
(2) Tier 1 Capital	3,766.3	(980.7)	(1,113.8)	4,747.0	4,880.1
Common Stock and Preferred Stock	1,540.9	—	—	1,540.9	1,540.9
Capital Surplus	411.3	0.0	0.2	411.2	411.0
Retained Earnings	607.9	(682.1)	(867.8)	1,290.1	1,475.7
Less: Treasury Stock	6.2	(0.0)	3.7	6.2	2.5
Less: Dividends (estimate), etc	131.0	131.0	(2.8)	—	133.8
Less: Unrealized Losses on Other Securities	516.0	516.0	516.0	—	—
Foreign Currency Translation Adjustments	(114.7)	(31.2)	(36.3)	(83.5)	(78.3)
Minority Interests in Consolidated Subsidiaries	2,036.8	400.4	303.4	1,636.4	1,733.4
Preferred Stock Issued by Overseas SPCs	1,886.8	425.6	347.1	1,461.2	1,539.7
Other	(62.6)	(20.7)	3.6	(41.9)	(66.2)
(3) Tier 2 Capital	2,879.9	(91.5)	(341.9)	2,971.4	3,221.8
Tier 2 Capital Included as Qualifying Capital	2,793.8	(177.6)	(427.9)	2,971.4	3,221.8
45% of Unrealized Gains on Other Securities	—	(56.9)	(289.7)	56.9	289.7
45% of Revaluation Reserve for Land	112.8	(0.2)	(0.7)	113.0	113.6
General Reserve for Possible Losses on Loans, etc	7.9	0.9	0.0	7.0	7.9
Debt Capital, etc	2,759.0	(35.3)	(51.3)	2,794.4	2,810.4
Perpetual Subordinated Debt and Other Debt Capital	789.8	107.9	127.7	681.8	662.0
Subordinated Debt and Redeemable Preferred Stock	1,969.2	(143.3)	(179.1)	2,112.5	2,148.3
(4) Deductions for Total Risk-based Capital	333.2	(4.0)	(60.4)	337.3	393.6
(5) Total Risk-based Capital (2)+(3)-(4)	6,226.9	(1,154.2)	(1,481.3)	7,381.2	7,708.3
(6) Risk-weighted Assets	58,983.9	(5,480.9)	(6,888.9)	64,464.8	65,872.8
Credit Risk Assets	54,159.3	(4,977.2)	(6,024.5)	59,136.6	60,183.8
On-balance-sheet Items	43,561.6	(5,128.2)	(5,426.4)	48,689.8	48,988.0
Off-balance-sheet Items	10,597.7	150.9	(598.0)	10,446.7	11,195.8
Market Risk Equivalent Assets	1,342.1	(410.8)	(710.7)	1,753.0	2,052.9
Operational Risk Equivalent Assets	3,482.3	(92.8)	(153.6)	3,575.1	3,636.0
Adjustment Floor Amount	—	—	—	—	—

3-19

Mizuho Financial Group, Inc.

Mizuho Bank

Domestic Standard

	(%, Billions of yen)
	As of March 31, 2009
	(Preliminary)	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
(1) Capital Adequacy Ratio	11.78	0.20	(0.19)	11.58	11.97
Tier 1 Capital Ratio	6.66	(0.13)	(0.62)	6.79	7.28
(2) Tier 1 Capital	1,696.9	(168.8)	(335.4)	1,865.8	2,032.4
(3) Tier 2 Capital	1,382.6	3.0	4.0	1,379.6	1,378.6
(4) Deductions for Total Risk-based Capital	76.8	15.3	5.4	61.5	71.3
(5) Total Risk-based Capital (2)+(3)-(4)	3,002.7	(181.1)	(336.8)	3,183.8	3,339.6
(6) Risk-weighted Assets	25,478.3	(2,000.5)	(2,410.4)	27,478.9	27,888.8

Mizuho Corporate Bank

BIS Standard

(1) Capital Adequacy Ratio	11.89	0.21	(0.28)	11.68	12.17
Tier 1 Capital Ratio	8.48	0.05	—	8.43	8.48
(2) Tier 1 Capital	2,697.8	(313.5)	(284.6)	3,011.4	2,982.4
(3) Tier 2 Capital	1,345.3	(91.7)	(275.1)	1,437.0	1,620.5
(4) Deductions for Total Risk-based Capital	261.3	(18.9)	(62.8)	280.2	324.1
(5) Total Risk-based Capital (2)+(3)-(4)	3,781.8	(386.3)	(496.9)	4,168.1	4,278.8
(6) Risk-weighted Assets	31,790.8	(3,894.8)	(3,356.4)	35,685.7	35,147.3

Mizuho Trust & Banking

BIS Standard

(1) Capital Adequacy Ratio	13.39	0.47	(2.48)	12.92	15.87
Tier 1 Capital Ratio	8.21	0.32	(1.95)	7.89	10.16
(2) Tier 1 Capital	251.8	(50.1)	(123.0)	301.9	374.8
(3) Tier 2 Capital	163.3	(35.1)	(55.3)	198.4	218.6
(4) Deductions for Total Risk-based Capital	4.6	(1.5)	(3.5)	6.2	8.2
(5) Total Risk-based Capital (2)+(3)-(4)	410.4	(83.7)	(174.7)	494.2	585.2
(6) Risk-weighted Assets	3,064.9	(759.0)	(622.4)	3,823.9	3,687.3

(Reference)

Mizuho Bank

BIS Standard

(1) Capital Adequacy Ratio	10.56	(0.95)	(1.31)	11.51	11.87
Tier 1 Capital Ratio	5.82	(0.92)	(1.40)	6.74	7.22
(2) Tier 1 Capital	1,508.7	(357.1)	(523.6)	1,865.8	2,032.4
(3) Tier 2 Capital	1,301.4	(78.1)	(77.1)	1,379.6	1,378.6
(4) Deductions for Total Risk-based Capital	74.4	12.8	2.9	61.5	71.4
(5) Total Risk-based Capital (2)+(3)-(4)	2,735.7	(448.1)	(603.8)	3,183.8	3,339.6
(6) Risk-weighted Assets	25,891.5	(1,759.1)	(2,221.9)	27,650.6	28,113.4

3-20

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

■	The figures below are presented net of partial direct write-offs.

■	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of March 31, 2009%		Change from September 30, 2008%		Change from March 31, 2008%		As of September 30, 2008%		As of March 31, 2008%
Loans to Bankrupt Obligors	112,197	0.15	40,125	0.05	84,427	0.11	72,072	0.10	27,769	0.04
Non-Accrual Delinquent Loans	700,358	0.99	180,439	0.22	266,028	0.33	519,918	0.76	434,330	0.66
Loans Past Due for 3 Months or More	18,764	0.02	10,481	0.01	10,272	0.01	8,282	0.01	8,492	0.01
Restructured Loans	480,118	0.68	(45,864)	(0.09)	(215,025)	(0.37)	525,983	0.77	695,144	1.05
Total	1,311,439	1.85	185,182	0.19	145,702	0.08	1,126,256	1.66	1,165,736	1.77

Total Loans	70,520,224	100.00	2,929,524		4,911,518		67,590,699	100.00	65,608,705	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	464,927		46,051		(13,390)		418,875		478,317

Trust Account

	As of March 31, 2009%		Change from September 30, 2008%		Change from March 31, 2008%		As of September 30, 2008%		As of March 31, 2008%
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,136	9.38	(10)	0.68	(18)	1.48	3,147	8.70	3,154	7.90
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—	—	—	—	—
Total	3,136	9.38	(10)	0.68	(18)	1.48	3,147	8.70	3,154	7.90

Total Loans	33,414	100.00	(2,733)		(6,489)		36,148	100.00	39,904	100.00

Consolidated + Trust Account

	As of March 31, 2009%		Change from September 30, 2008%		Change from March 31, 2008%		As of September 30, 2008%		As of March 31, 2008%
Loans to Bankrupt Obligors	112,197	0.15	40,125	0.05	84,427	0.11	72,072	0.10	27,769	0.04
Non-Accrual Delinquent Loans	703,495	0.99	180,429	0.22	266,010	0.33	523,065	0.77	437,484	0.66
Loans Past Due for 3 Months or More	18,764	0.02	10,481	0.01	10,272	0.01	8,282	0.01	8,492	0.01
Restructured Loans	480,118	0.68	(45,864)	(0.09)	(215,025)	(0.37)	525,983	0.77	695,144	1.05
Total	1,314,575	1.86	185,171	0.19	145,684	0.08	1,129,404	1.67	1,168,891	1.78

Total Loans	70,553,638	100.00	2,926,790		4,905,028		67,626,848	100.00	65,648,609	100.00

Note: Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-21

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2009%		Change from September 30, 2008%		Change from March 31, 2008%		As of September 30, 2008%		As of March 31, 2008%
Loans to Bankrupt Obligors	108,753	0.15	40,645	0.05	83,766	0.11	68,107	0.10	24,987	0.03
Non-Accrual Delinquent Loans	683,235	0.96	177,224	0.21	260,689	0.32	506,011	0.75	422,546	0.64
Loans Past Due for 3 Months or More	18,764	0.02	10,651	0.01	10,272	0.01	8,112	0.01	8,492	0.01
Restructured Loans	458,088	0.64	(39,524)	(0.08)	(223,750)	(0.38)	497,613	0.73	681,839	1.03

Total	1,268,841	1.79	188,997	0.19	130,977	0.06	1,079,844	1.60	1,137,864	1.73

Total Loans	70,511,005	100.00	3,097,173		4,804,336		67,413,831	100.00	65,706,668	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	434,305		50,133		(17,798)		384,172		452,104

Mizuho Bank
Loans to Bankrupt Obligors	83,022	0.22	36,045	0.08	60,750	0.15	46,977	0.13	22,271	0.06
Non-Accrual Delinquent Loans	513,729	1.38	88,548	0.13	148,913	0.30	425,181	1.25	364,815	1.08
Loans Past Due for 3 Months or More	13,513	0.03	5,765	0.01	5,440	0.01	7,748	0.02	8,072	0.02
Restructured Loans	225,350	0.60	(62,155)	(0.23)	(6,026)	(0.07)	287,506	0.84	231,377	0.68

Total	835,616	2.25	68,203	(0.00)	209,079	0.39	767,413	2.25	626,537	1.85

Total Loans	37,126,612	100.00	3,122,077		3,380,810		34,004,534	100.00	33,745,801	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	276,813		56,150		93,634		220,662		183,179

Mizuho Corporate Bank
Loans to Bankrupt Obligors	7,807	0.02	(7,780)	(0.02)	5,201	0.01	15,588	0.05	2,606	0.00
Non-Accrual Delinquent Loans	148,301	0.49	87,362	0.29	101,879	0.33	60,938	0.20	46,421	0.16
Loans Past Due for 3 Months or More	4,605	0.01	4,605	0.01	4,605	0.01	—	—	—	—
Restructured Loans	223,049	0.74	21,670	0.07	(187,471)	(0.69)	201,378	0.67	410,521	1.44

Total	383,764	1.28	105,858	0.35	(75,784)	(0.33)	277,905	0.92	459,548	1.61

Total Loans	29,911,387	100.00	(17,274)		1,471,784		29,928,662	100.00	28,439,602	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	138,878		(6,918)		(125,009)		145,796		263,887

Mizuho Trust & Banking (Banking Account)
Loans to Bankrupt Obligors	17,923	0.52	12,381	0.36	17,814	0.51	5,541	0.16	109	0.00
Non-Accrual Delinquent Loans	18,068	0.52	1,324	0.03	9,914	0.29	16,744	0.48	8,154	0.23
Loans Past Due for 3 Months or More	644	0.01	280	0.00	225	0.00	364	0.01	419	0.01
Restructured Loans	9,688	0.28	960	0.02	(30,252)	(0.86)	8,727	0.25	39,940	1.14

Total	46,324	1.34	14,945	0.43	(2,298)	(0.04)	31,378	0.91	48,622	1.39

Total Loans	3,439,591	100.00	(4,895)		(41,768)		3,444,486	100.00	3,481,359	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	18,614		901		13,576		17,713		5,037

(Trust Account)
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,136	9.38	(10)	0.68	(18)	1.48	3,147	8.70	3,154	7.90
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—	—	—	—	—

Total	3,136	9.38	(10)	0.68	(18)	1.48	3,147	8.70	3,154	7.90

Total Loans	33,414	100.00	(2,733)		(6,489)		36,148	100.00	39,904	100.00

Note: Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-22

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Reserves for Possible Losses on Loans	889,579	201,878	205,113	687,701	684,465
General Reserve for Possible Losses on Loans	583,295	99,382	72,338	483,913	510,956
Specific Reserve for Possible Losses on Loans	305,694	101,931	132,270	203,763	173,423
Reserve for Possible Losses on Loans to Restructuring Countries	589	564	504	24	84

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	540,000	71,481	24,190	468,518	515,809

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Reserves for Possible Losses on Loans	819,592	229,286	230,537	590,306	589,054
General Reserve for Possible Losses on Loans	579,227	126,598	107,050	452,629	472,177
Specific Reserve for Possible Losses on Loans	239,774	102,122	122,982	137,652	116,792
Reserve for Possible Losses on Loans to Restructuring Countries	589	564	504	24	84

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	507,546	75,161	19,181	432,384	488,365

Mizuho Bank
Reserves for Possible Losses on Loans	464,301	74,968	116,686	389,332	347,614
General Reserve for Possible Losses on Loans	334,753	39,517	74,532	295,236	260,220
Specific Reserve for Possible Losses on Loans	129,547	35,450	42,153	94,096	87,393
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	333,064	81,122	128,535	251,942	204,529

Mizuho Corporate Bank
Reserves for Possible Losses on Loans	330,952	150,103	114,143	180,848	216,809
General Reserve for Possible Losses on Loans	226,694	85,896	36,711	140,797	189,982
Specific Reserve for Possible Losses on Loans	103,669	63,642	76,926	40,026	26,742
Reserve for Possible Losses on Loans to Restructuring Countries	589	564	504	24	84

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	152,507	(6,288)	(122,967)	158,795	275,474

Mizuho Trust & Banking
Reserves for Possible Losses on Loans	24,338	4,213	(292)	20,124	24,630
General Reserve for Possible Losses on Loans	17,780	1,184	(4,194)	16,595	21,974
Specific Reserve for Possible Losses on Loans	6,558	3,029	3,902	3,528	2,655
Reserve for Possible Losses on Loans to Restructuring Countries	0	0	0	0	0

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	21,975	328	13,613	21,647	8,361

3-23

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Mizuho Financial Group	67.83	6.77	9.11	61.06	58.71

Note: Above figures are presented net of partial direct write-offs.

Non-Consolidated

	(%)
	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Total	64.75	9.92	12.84	54.82	51.91
Mizuho Bank	55.56	4.83	0.08	50.73	55.48
Mizuho Corporate Bank	86.23	21.16	39.05	65.07	47.17
Mizuho Trust & Banking (Banking Account)	52.53	(11.59)	1.88	64.13	50.65

Note: Above figures are presented net of partial direct write-offs.

3-24

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

Consolidated

	(Millions of yen)
	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Claims against Bankrupt and Substantially Bankrupt Obligors	320,035	94,388	165,741	225,646	154,294
Claims with Collection Risk	600,886	163,246	221,508	437,639	379,378
Claims for Special Attention	499,991	(34,385)	(203,774)	534,376	703,765

Total	1,420,912	223,250	183,474	1,197,662	1,237,437

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	535,935	71,145	33,907	464,790	502,028

Trust Account

	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Claims against Bankrupt and Substantially Bankrupt Obligors	6	(0)	(0)	6	6
Claims with Collection Risk	3,130	(10)	(17)	3,141	3,148
Claims for Special Attention	—	—	—	—	—

Total	3,136	(10)	(18)	3,147	3,154

Consolidated + Trust Account

	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Claims against Bankrupt and Substantially Bankrupt Obligors	320,041	94,388	165,740	225,652	154,300
Claims with Collection Risk	604,016	163,236	221,490	440,780	382,526
Claims for Special Attention	499,991	(34,385)	(203,774)	534,376	703,765

Total	1,424,049	223,239	183,456	1,200,809	1,240,592

Note: Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-25

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2009%		Change from September 30, 2008%		Change from March 31, 2008%		As of September 30, 2008%		As of March 31, 2008%
Claims against Bankrupt and Substantially Bankrupt Obligors	308,796	0.39	103,492	0.12	171,492	0.21	205,304	0.26	137,303	0.18
Claims with Collection Risk	598,036	0.76	163,307	0.19	222,531	0.26	434,729	0.57	375,504	0.50
Claims for Special Attention	477,960	0.61	(27,874)	(0.05)	(212,499)	(0.31)	505,835	0.66	690,460	0.92
Sub-total	1,384,793	1.77	238,924	0.26	181,524	0.15	1,145,869	1.50	1,203,268	1.61
Normal Claims	76,767,661	98.22	1,808,203	(0.26)	3,610,509	(0.15)	74,959,457	98.49	73,157,151	98.38

Total	78,152,454	100.00	2,047,128		3,792,034		76,105,326	100.00	74,360,420	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	504,353		75,137		29,247		429,216		475,106

Mizuho Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	219,421	0.55	70,655	0.14	119,824	0.28	148,766	0.40	99,597	0.27
Claims with Collection Risk	414,705	1.04	65,926	0.09	102,928	0.19	348,779	0.94	311,776	0.85
Claims for Special Attention	238,864	0.60	(56,389)	(0.20)	(585)	(0.05)	295,254	0.80	239,450	0.65
Sub-total	872,991	2.19	80,191	0.04	222,167	0.42	792,800	2.15	650,823	1.77
Normal Claims	38,840,848	97.80	2,891,683	(0.04)	2,834,946	(0.42)	35,949,165	97.84	36,005,902	98.22

Total	39,713,840	100.00	2,971,874		3,057,114		36,741,965	100.00	36,656,726	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	333,061		81,123		128,539		251,938		204,521

Mizuho Corporate Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	32,626	0.09	10,829	0.03	24,276	0.06	21,796	0.06	8,350	0.02
Claims with Collection Risk	173,890	0.49	106,309	0.30	120,472	0.34	67,581	0.18	53,417	0.15
Claims for Special Attention	227,655	0.65	26,276	0.09	(182,865)	(0.55)	201,378	0.56	410,521	1.20
Sub-total	434,173	1.24	143,415	0.43	(38,116)	(0.14)	290,757	0.81	472,289	1.38
Normal Claims	34,421,669	98.75	(1,055,739)	(0.43)	826,641	0.14	35,477,409	99.18	33,595,028	98.61

Total	34,855,842	100.00	(912,323)		788,524		35,768,166	100.00	34,067,317	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	152,497		(6,285)		(112,868)		158,782		265,366

Mizuho Trust & Banking
(Banking Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	56,741	1.59	22,007	0.62	27,392	0.78	34,734	0.97	29,349	0.81
Claims with Collection Risk	6,310	0.17	(8,917)	(0.25)	(852)	(0.02)	15,227	0.42	7,162	0.19
Claims for Special Attention	11,440	0.32	2,238	0.06	(29,047)	(0.80)	9,202	0.25	40,488	1.12
Sub-total	74,492	2.09	15,327	0.43	(2,508)	(0.04)	59,164	1.66	77,000	2.14
Normal Claims	3,474,864	97.90	(25,017)	(0.43)	(44,606)	0.04	3,499,881	98.33	3,519,471	97.85

Total	3,549,356	100.00	(9,689)		(47,115)		3,559,046	100.00	3,596,472	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	18,794		299		13,575		18,494		5,218

(Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	6	0.01	(0)	0.00	(0)	0.00	6	0.01	6	0.01
Claims with Collection Risk	3,130	9.36	(10)	0.67	(17)	1.47	3,141	8.68	3,148	7.88
Claims for Special Attention	—	—	—	—	—	—	—	—	—	—
Sub-total	3,136	9.38	(10)	0.68	(18)	1.48	3,147	8.70	3,154	7.90
Normal Claims	30,277	90.61	(2,723)	(0.68)	(6,471)	(1.48)	33,001	91.29	36,749	92.09

Total	33,414	100.00	(2,733)		(6,489)		36,148	100.00	39,904	100.00

Notes:

1.	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
2.	Reserve for Indemnification of Impairment and Reserve for Possible Losses on Entrusted Loans (¥407 million, ¥527 million and ¥691 million for March 31, 2009, September 30, 2008 and March 31, 2008, respectively) are not included in the above figures for Trust Account.

3-26

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRL

Non-Consolidated

(1) Disclosed Claims under the FRL and Coverage Amount

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Claims against Bankrupt and Substantially Bankrupt Obligors	308.7	103.4	171.4	205.2	137.2
Collateral, Guarantees, and equivalent	279.8	96.6	161.8	183.1	118.0
Reserve for Possible Losses	28.9	6.8	9.6	22.1	19.2
Claims with Collection Risk	594.9	163.3	222.5	431.5	372.3
Collateral, Guarantees, and equivalent	260.1	19.1	41.5	240.9	218.5
Reserve for Possible Losses	216.2	92.3	108.7	123.9	107.5
Claims for Special Attention	477.9	(27.8)	(212.4)	505.8	690.4
Collateral, Guarantees, and equivalent	112.8	(28.1)	(15.1)	141.0	127.9
Reserve for Possible Losses	119.4	20.2	(58.8)	99.1	178.2

Total	1,381.6	238.9	181.5	1,142.7	1,200.1

Collateral, Guarantees, and equivalent	652.7	87.7	188.2	565.0	464.5
Reserve for Possible Losses	364.6	119.3	59.6	245.3	305.0

Mizuho Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	219.4	70.6	119.8	148.7	99.5
Collateral, Guarantees, and equivalent	210.6	68.7	116.4	141.8	94.1
Reserve for Possible Losses	8.8	1.8	3.3	6.9	5.4
Claims with Collection Risk	414.7	65.9	102.9	348.7	311.7
Collateral, Guarantees, and equivalent	227.5	15.1	36.7	212.4	190.8
Reserve for Possible Losses	120.7	33.5	38.9	87.1	81.8
Claims for Special Attention	238.8	(56.3)	(0.5)	295.2	239.4
Collateral, Guarantees, and equivalent	60.2	(32.9)	(12.0)	93.1	72.2
Reserve for Possible Losses	50.8	0.8	11.0	49.9	39.7

Total	872.9	80.1	222.1	792.8	650.8

Collateral, Guarantees, and equivalent	498.4	50.9	141.1	447.4	357.2
Reserve for Possible Losses	180.3	36.3	53.3	144.0	127.0

Mizuho Corporate Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	32.6	10.8	24.2	21.7	8.3
Collateral, Guarantees, and equivalent	29.0	10.3	22.4	18.7	6.6
Reserve for Possible Losses	3.5	0.4	1.8	3.0	1.7
Claims with Collection Risk	173.8	106.3	120.4	67.5	53.4
Collateral, Guarantees, and equivalent	28.5	10.9	5.0	17.6	23.4
Reserve for Possible Losses	94.0	60.0	70.3	33.9	23.7
Claims for Special Attention	227.6	26.2	(182.8)	201.3	410.5
Collateral, Guarantees, and equivalent	46.8	2.6	(0.9)	44.1	47.8
Reserve for Possible Losses	66.6	18.8	(60.2)	47.8	126.9

Total	434.1	143.4	(38.1)	290.7	472.2

Collateral, Guarantees, and equivalent	104.4	23.9	26.5	80.5	77.9
Reserve for Possible Losses	164.3	79.4	11.9	84.9	152.3

Mizuho Trust & Banking
(Banking Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	56.7	22.0	27.3	34.7	29.3
Collateral, Guarantees, and equivalent	40.1	17.5	22.9	22.5	17.2
Reserve for Possible Losses	16.6	4.4	4.4	12.1	12.1
Claims with Collection Risk	6.3	(8.9)	(0.8)	15.2	7.1
Collateral, Guarantees, and equivalent	3.9	(6.8)	(0.2)	10.8	4.2
Reserve for Possible Losses	1.4	(1.3)	(0.5)	2.7	1.9
Claims for Special Attention	11.4	2.2	(29.0)	9.2	40.4
Collateral, Guarantees, and equivalent	5.7	2.0	(2.1)	3.6	7.8
Reserve for Possible Losses	1.9	0.5	(9.6)	1.4	11.6

Total	74.4	15.3	(2.5)	59.1	77.0

Collateral, Guarantees, and equivalent	49.8	12.7	20.5	37.1	29.3
Reserve for Possible Losses	20.0	3.6	(5.6)	16.3	25.6

(Reference) Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	0.0	(0.0)	(0.0)	0.0	0.0
Collateral, Guarantees, and equivalent	0.0	(0.0)	(0.0)	0.0	0.0
Claims with Collection Risk	3.1	(0.0)	(0.0)	3.1	3.1
Collateral, Guarantees, and equivalent	3.1	(0.0)	(0.0)	3.1	3.1
Claims for Special Attention	—	—	—	—	—
Collateral, Guarantees, and equivalent	—	—	—	—	—

Total	3.1	(0.0)	(0.0)	3.1	3.1

Collateral, Guarantees, and equivalent	3.1	(0.0)	(0.0)	3.1	3.1

Note: Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-27

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Coverage Amount	1,017.4	207.0	247.8	810.3	769.6
Reserves for Possible Losses on Loans	364.6	119.3	59.6	245.3	305.0
Collateral, Guarantees, and equivalent	652.7	87.7	188.2	565.0	464.5

	(%)
Coverage Ratio	73.6	2.7	9.5	70.9	64.1
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	80.0	(4.4)	(7.5)	84.5	87.5
Claims for Special Attention	48.6	1.1	4.2	47.4	44.3
Claims against Special Attention Obligors	51.0	2.7	3.8	48.2	47.2

Reserve Ratio against Non-collateralized Claims	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	64.5	(0.4)	(5.3)	65.0	69.9
Claims for Special Attention	32.7	5.5	1.0	27.1	31.6
Claims against Special Attention Obligors	33.5	6.4	1.9	27.0	31.5

(Reference) Reserve Ratio	(%)
Claims against Special Attention Obligors	24.71	5.51	0.33	19.20	24.38
Claims against Watch Obligors excluding Special Attention Obligors	4.83	(1.28)	(0.52)	6.11	5.35
Claims against Normal Obligors	0.21	0.08	0.10	0.13	0.11

Mizuho Bank
	(Billions of yen)
Coverage Amount	678.7	87.2	194.4	591.4	484.2
Reserves for Possible Losses on Loans	180.3	36.3	53.3	144.0	127.0
Collateral, Guarantees, and equivalent	498.4	50.9	141.1	447.4	357.2

	(%)
Coverage Ratio	77.7	3.1	3.3	74.6	74.4
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	83.9	(1.9)	(3.4)	85.9	87.4
Claims for Special Attention	46.4	(1.9)	(0.2)	48.4	46.7
Claims against Special Attention Obligors	50.0	2.1	0.0	47.8	49.9

Reserve Ratio against Non-collateralized Claims	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	64.5	0.5	(3.1)	63.9	67.6
Claims for Special Attention	28.4	3.7	4.6	24.7	23.7
Claims against Special Attention Obligors	29.4	4.6	3.5	24.7	25.8

(Reference) Reserve Ratio	(%)
Claims against Special Attention Obligors	20.87	3.70	3.43	17.16	17.44
Claims against Watch Obligors excluding Special Attention Obligors	5.06	(1.30)	(0.81)	6.36	5.87
Claims against Normal Obligors	0.27	0.07	0.10	0.19	0.17

Mizuho Corporate Bank
	(Billions of yen)
Coverage Amount	268.8	103.3	38.4	165.4	230.3
Reserves for Possible Losses on Loans	164.3	79.4	11.9	84.9	152.3
Collateral, Guarantees, and equivalent	104.4	23.9	26.5	80.5	77.9

	(%)
Coverage Ratio	61.9	5.0	13.1	56.8	48.7
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	70.5	(5.8)	(17.8)	76.3	88.4
Claims for Special Attention	49.8	4.1	7.3	45.6	42.5
Claims against Special Attention Obligors	51.2	2.5	6.6	48.6	44.5

Reserve Ratio against Non-collateralized Claims	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	64.7	(3.2)	(14.5)	68.0	79.3
Claims for Special Attention	36.8	6.4	1.8	30.4	34.9
Claims against Special Attention Obligors	38.0	6.9	2.7	31.1	35.3

(Reference) Reserve Ratio	(%)
Claims against Special Attention Obligors	29.98	6.73	(0.27)	23.24	30.25
Claims against Watch Obligors excluding Special Attention Obligors	4.47	(1.18)	0.22	5.66	4.24
Claims against Normal Obligors	0.15	0.08	0.09	0.06	0.05

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Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Coverage Amount	69.9	16.4	14.8	53.4	55.0
Reserves for Possible Losses on Loans	20.0	3.6	(5.6)	16.3	25.6
Collateral, Guarantees, and equivalent	49.8	12.7	20.5	37.1	29.3

	(%)
Coverage Ratio	93.8	3.4	22.3	90.4	71.5
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	85.8	(3.6)	(0.7)	89.4	86.6
Claims for Special Attention	67.7	11.9	19.5	55.8	48.1
Claims against Special Attention Obligors	71.3	13.6	22.3	57.6	48.9

Reserve Ratio against Non-collateralized Claims	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	61.5	(1.8)	(5.4)	63.3	67.0
Claims for Special Attention	34.8	8.6	(0.8)	26.1	35.6
Claims against Special Attention Obligors	37.5	10.5	1.7	26.9	35.7

(Reference) Reserve Ratio	(%)
Claims against Special Attention Obligors	17.23	1.59	(11.22)	15.63	28.45
Claims against Watch Obligors excluding Special Attention Obligors	5.07	(0.59)	0.79	5.67	4.27
Claims against Normal Obligors	0.22	0.10	0.12	0.11	0.10

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Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account)

(Billions of yen)

Notes:	1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.
	2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRL represents the amount of claims other than loans included in Disclosed Claims under the FRL.

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Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

1. Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRL)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

		(Billions of yen)
		Fiscal 2006		Fiscal 2007		Fiscal 2008
							As of March 31, 2009
	Up to Fiscal 2005	As of September 30, 2006	As of March 31, 2007	As of September 30, 2007	As of March 31, 2008	As of September 30, 2008	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures of the 3 Banks	Change from September 30, 2008
Claims against Bankrupt and Substantially Bankrupt Obligors	2,366.4	98.1	64.7	56.6	38.2	32.3	23.8	7.3	0.2	31.4	(0.8)
Claims with Collection Risk	7,479.4	239.5	162.6	128.3	86.6	74.9	51.2	14.5	1.1	66.9	(8.0)
Amount Categorized as above up to Fiscal 2005	9,845.8	337.7	227.3	185.0	124.8	107.2	75.1	21.8	1.3	98.3	(8.8)
of which the amount which was in the process of being removed from the balance sheet	1,035.2	82.6	49.5	40.4	26.8	21.7	18.2	2.5	0.2	21.0	(0.7)
Claims against Bankrupt and Substantially Bankrupt Obligors		16.6	38.3	34.0	33.1	31.1	3.2	—	27.7	30.9	(0.2)
Claims with Collection Risk		106.1	49.6	30.9	17.0	13.7	5.8	—	3.0	8.8	(4.8)
Amount Newly Categorized as above during the First Half of Fiscal 2006		122.8	88.0	64.9	50.2	44.8	9.0	—	30.8	39.8	(5.0)
of which the amount which was in the process of being removed from the balance sheet		12.2	10.2	6.0	5.2	3.2	2.0	—	0.0	2.1	(1.0)
Claims against Bankrupt and Substantially Bankrupt Obligors			19.1	12.4	8.8	7.3	6.4	—	0.0	6.5	(0.8)
Claims with Collection Risk			386.1	65.3	39.9	29.0	20.2	—	0.3	20.6	(8.4)
Amount Newly Categorized as above during the Second Half of Fiscal 2006			405.3	77.8	48.8	36.3	26.6	—	0.4	27.1	(9.2)
of which the amount which was in the process of being removed from the balance sheet			17.9	12.4	8.8	7.2	5.5	—	0.0	5.6	(1.6)
Claims against Bankrupt and Substantially Bankrupt Obligors				57.9	22.2	17.7	11.0	—	0.0	11.1	(6.6)
Claims with Collection Risk				374.3	69.6	45.1	36.1	—	0.3	36.4	(8.7)
Amount Newly Categorized as above during the First Half of Fiscal 2007				432.2	91.9	62.9	47.1	—	0.3	47.5	(15.3)
of which the amount which was in the process of being removed from the balance sheet				26.4	17.7	15.2	9.8	—	0.0	9.9	(5.3)
Claims against Bankrupt and Substantially Bankrupt Obligors					34.7	36.2	30.5	3.7	0.0	34.3	(1.8)
Claims with Collection Risk					162.1	82.1	37.1	5.0	0.5	42.8	(39.3)
Amount Newly Categorized as above during the Second Half of Fiscal 2007					196.9	118.3	67.7	8.7	0.6	77.1	(41.1)
of which the amount which was in the process of being removed from the balance sheet					31.2	31.1	27.7	3.7	0.0	31.5	0.4
Claims against Bankrupt and Substantially Bankrupt Obligors						80.4	56.1	0.1	11.2	67.5	(12.9)
Claims with Collection Risk						189.7	63.1	20.9	1.2	85.3	(104.3)
Amount Newly Categorized as above during the First Half of Fiscal 2008						270.1	119.3	21.0	12.5	152.9	(117.2)
of which the amount which was in the process of being removed from the balance sheet						75.7	53.1	0.1	8.0	61.3	(14.3)
Claims against Bankrupt and Substantially Bankrupt Obligors							88.0	21.4	17.2	126.8	126.8
Claims with Collection Risk							200.9	133.3	2.6	336.9	336.9
Amount Newly Categorized as above during the Second Half of Fiscal 2008							289.0	154.8	19.9	463.8	463.8
of which the amount which was in the process of being removed from the balance sheet							82.6	3.0	10.9	96.5	96.5
Claims against Bankrupt and Substantially Bankrupt Obligors		114.8	122.2	161.0	137.3	205.3	219.4	32.6	56.7	308.7	103.4
Claims with Collection Risk		345.7	598.4	598.9	375.5	434.7	414.7	173.8	9.4	598.0	163.3

Total		460.5	720.7	760.0	512.8	640.0	634.1	206.5	66.1	906.8	266.8

of which the amount which was in the process of being removed from the balance sheet		94.9	77.7	85.4	89.9	154.3	199.3	9.3	19.5	228.3	74.0

Notes:

1.	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
2.	Bold denotes newly categorized amounts.

2. Progress in Removal of NPLs from the Balance Sheet (Accumulated Removal Amount and Removal Ratio)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)			(%)	(%)
	Amount Newly Categorized	Balance as of March 31, 2009	Accumulated Removal Amount	Accumulated Removal Ratio	Modified Accumulated Removal Ratio*
Up to Fiscal 2005	9,845.8	98.3	9,747.4	99.0	99.2
First Half of Fiscal 2006	122.8	39.8	82.9	67.5	69.3
Second Half of Fiscal 2006	405.3	27.1	378.1	93.3	94.7
First Half of Fiscal 2007	432.2	47.5	384.6	88.9	91.2
Second Half of Fiscal 2007	196.9	77.1	119.7	60.8	76.8
First Half of Fiscal 2008	270.1	152.9	117.2	43.4	66.1
Second Half of Fiscal 2008	463.8	463.8

Total	11,737.2	906.8	10,830.3

Notes:	Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet.

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Mizuho Financial Group, Inc.

3. Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the Second Half of Fiscal 2008

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Newly Categorized						Amount Removed from B/S in the Second Half of Fiscal 2008
	Up to Fiscal 2005	Fiscal 2006		Fiscal 2007		Fiscal 2008
		First Half	Second Half	First Half	Second Half	First Half
Liquidation	(39.5)	(0.3)	(1.8)	(5.8)	(1.3)	(0.4)	(49.2)
Restructuring	0.0	(0.0)	—	(0.0)	(0.0)	—	(0.0)
Improvement in Business Performance due to Restructuring	—	—	—	(0.0)	(0.0)	(0.0)	(0.0)
Loan Sales	(12.6)	(1.6)	(4.2)	(5.9)	(9.4)	(5.7)	(39.5)
Direct Write-off	53.9	(1.3)	4.7	9.4	(4.8)	(38.9)	22.9
Other	(10.6)	(1.6)	(7.9)	(13.0)	(25.6)	(72.0)	(130.9)
Debt recovery	(8.4)	(1.2)	(4.2)	(10.5)	(15.0)	(52.8)	(92.5)
Improvement in Business Performance	(2.1)	(0.3)	(3.6)	(2.4)	(10.5)	(19.1)	(38.3)

Total	(8.8)	(5.0)	(9.2)	(15.3)	(41.1)	(117.2)	(197.0)

Mizuho Bank
Liquidation	(4.4)	(0.3)	(1.8)	(5.8)	(1.3)	(0.4)	(14.2)
Restructuring	—	(0.0)	—	—	(0.0)	—	(0.0)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	(7.1)	(1.6)	(6.0)	(5.9)	(7.7)	(0.3)	(28.8)
Direct Write-off	10.6	0.0	6.4	7.8	(2.6)	(31.3)	(9.0)
Other	(6.0)	(1.3)	(7.4)	(11.3)	(21.4)	(52.7)	(100.3)
Debt recovery	(3.9)	(0.9)	(3.9)	(8.9)	(12.2)	(42.4)	(72.5)
Improvement in Business Performance	(2.1)	(0.3)	(3.4)	(2.3)	(9.1)	(10.3)	(27.8)

Total	(7.0)	(3.2)	(8.9)	(15.2)	(33.1)	(84.8)	(152.4)

Mizuho Corporate Bank
Liquidation	(35.0)	—	—	—	—	—	(35.0)
Restructuring	0.0	—	—	—	—	—	0.0
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	(5.4)	—	—	—	—	(5.5)	(10.9)
Direct Write-off	43.2	(1.4)	0.2	1.5	(2.1)	(5.5)	35.9
Other	(4.5)	(0.3)	(0.2)	(1.6)	(3.5)	(17.2)	(27.6)
Debt recovery	(4.5)	(0.3)	(0.2)	(1.5)	(2.6)	(8.6)	(17.9)
Improvement in Business Performance	—	—	—	(0.0)	(0.9)	(8.6)	(9.6)

Total	(1.7)	(1.7)	—	(0.0)	(5.7)	(28.3)	(37.7)

Mizuho Trust & Banking (Banking Account + Trust Account)
Liquidation	—	—	—	—	—	—	—
Restructuring	—	—	—	(0.0)	—	—	(0.0)
Improvement in Business Performance due to Restructuring	—	—	—	(0.0)	(0.0)	(0.0)	(0.0)
Loan Sales	—	—	1.8	—	(1.6)	0.0	0.2
Direct Write-off	(0.0)	(0.0)	(1.9)	0.0	(0.0)	(2.0)	(4.0)
Other	(0.0)	(0.0)	(0.2)	(0.1)	(0.6)	(2.0)	(3.0)
Debt recovery	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)	(1.7)	(2.0)
Improvement in Business Performance	(0.0)	(0.0)	(0.1)	(0.0)	(0.4)	(0.2)	(0.9)

Total	(0.0)	(0.0)	(0.3)	(0.1)	(2.3)	(4.0)	(6.8)

(Reference) Breakdown of Accumulated Amount Removed from the Balance Sheet

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)
	Amount Removed from B/S						Accumulated Removed Amount from B/S from Second Half of Fiscal 2000
	Up to First Half of Fiscal 2006*	In Second Half of Fiscal 2006	In First Half of Fiscal 2007	In Second Half of Fiscal 2007	In First Half of Fiscal 2008	In Second Half of Fiscal 2008
Liquidation	(1,375.7)	(6.9)	(30.0)	(35.8)	(142.1)	(49.2)	(1,640.0)
Restructuring	(1,773.2)	(55.5)	(11.0)	(2.6)	(1.8)	(0.0)	(1,844.4)
Improvement in Business Performance due to Restructuring	(179.5)	(1.0)	(1.0)	(0.0)	—	(0.0)	(181.7)
Loan Sales	(4,157.7)	(38.0)	(26.2)	(60.9)	(19.4)	(39.5)	(4,341.9)
Direct Write-off	3,093.1	81.0	46.5	27.8	135.4	22.9	3,406.8
Other	(5,114.8)	(124.5)	(371.0)	(372.5)	(114.9)	(130.9)	(6,228.8)
Debt recovery		(67.7)	(67.9)	(138.8)	(77.5)	(92.5)
Improvement in Business Performance		(56.8)	(303.0)	(233.6)	(37.3)	(38.3)

Total	(9,508.2)	(145.1)	(392.9)	(444.1)	(142.9)	(197.0)	(10,830.3)

Note:	From the Second Half of Fiscal 2000 to the First Half of Fiscal 2006.

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Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2009		Change from September 30, 2008		Change from March 31, 2008		As of September 30, 2008		As of March 31, 2008
	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	64,192.4	1,155.6	3,861.1	151.5	5,081.0	55.1	60,331.3	1,004.0	59,111.4	1,100.4
Manufacturing	8,483.8	156.4	1,164.9	12.8	1,385.3	40.8	7,318.9	143.5	7,098.4	115.5
Agriculture	29.3	0.3	(3.7)	(0.5)	(3.7)	0.0	33.1	0.9	33.0	0.3
Forestry	0.8	—	0.0	—	(0.0)	—	0.8	—	0.8	—
Fishery	2.3	0.0	(0.6)	(0.1)	0.4	(0.1)	2.9	0.1	1.8	0.1
Mining	137.7	0.0	43.5	(0.0)	36.4	(0.0)	94.1	0.0	101.2	0.0
Construction	1,337.8	73.5	43.0	5.1	6.6	20.2	1,294.8	68.3	1,331.2	53.2
Utilities	854.3	2.0	29.4	(0.5)	180.1	2.0	824.9	2.6	674.1	0.0
Communication	1,939.2	37.2	33.2	16.3	0.4	28.0	1,905.9	20.8	1,938.7	9.1
Transportation	2,870.3	101.6	113.0	(13.6)	192.0	(12.1)	2,757.2	115.3	2,678.2	113.7
Wholesale & Retail	5,614.7	132.6	60.0	(21.8)	22.3	(79.2)	5,554.6	154.4	5,592.3	211.8
Finance & Insurance	8,669.0	25.4	527.1	(7.7)	415.0	(170.8)	8,141.8	33.1	8,254.0	196.2
Real Estate	6,276.8	279.6	(355.5)	117.2	(231.2)	179.6	6,632.4	162.4	6,508.0	100.0
Service Industries	5,423.6	199.9	(33.4)	38.7	(44.1)	32.4	5,457.1	161.2	5,467.7	167.5
Local Governments	686.1	3.0	220.9	(0.0)	252.1	(0.0)	465.1	3.0	433.9	3.0
Governments	7,879.8	—	1,751.6	—	2,539.6	—	6,128.1	—	5,340.1	—
Other	13,986.3	143.5	267.3	5.6	329.2	14.0	13,719.0	137.8	13,657.1	129.4
Overseas Total (including Loans Booked Offshore)	8,546.1	113.2	(846.3)	37.4	(400.0)	75.7	9,392.4	75.8	8,946.1	37.4
Governments	254.9	—	(68.2)	—	(87.8)	(0.0)	323.1	—	342.7	0.0
Financial Institutions	1,990.4	1.0	(417.7)	(1.8)	(263.4)	1.0	2,408.1	2.8	2,253.8	—
Other	6,300.7	112.1	(360.3)	39.2	(48.7)	74.8	6,661.0	72.9	6,349.4	37.3

Total	72,738.5	1,268.8	3,014.7	188.9	4,681.0	130.9	69,723.7	1,079.8	68,057.5	1,137.8

Notes:

1.	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of March 31, 2009: ¥700.0 billion (from MHBK)

As of September 30, 2008: ¥720.0 billion (from MHBK ¥360.0 billion; from MHCB ¥360.0 billion)

As of March 31, 2008: ¥1,000.0 billion (from MHBK ¥500.0 billion; from MHCB ¥500.0 billion)

2.	Loans to special purpose entities for securitization of assets and others, which had been included in Service Industries, are included in Finance & Insurance.
3.	Amounts of Outstanding Balances are aggregated figures of banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

Mizuho Bank

	(Billions of yen)
	As of March 31, 2009		Change from September 30, 2008		Change from March 31, 2008		As of September 30, 2008		As of March 31, 2008
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	37,126.6	835.6	3,122.0	68.2	3,380.8	209.0	34,004.5	767.4	33,745.8	626.5
Manufacturing	3,288.1	110.7	190.2	4.1	160.9	24.7	3,097.9	106.6	3,127.2	85.9
Agriculture	28.5	0.3	(3.7)	(0.5)	(3.5)	0.0	32.2	0.9	32.0	0.3
Forestry	0.8	—	0.0	—	(0.0)	—	0.8	—	0.8	—
Fishery	1.3	0.0	(0.4)	(0.1)	(0.4)	(0.1)	1.7	0.1	1.7	0.1
Mining	7.0	0.0	(0.3)	(0.0)	(0.4)	(0.0)	7.3	0.0	7.5	0.0
Construction	640.8	57.7	(0.1)	1.8	(80.7)	23.8	640.9	55.9	721.6	33.8
Utilities	82.0	1.6	(8.8)	1.0	11.8	1.6	90.8	0.6	70.1	0.0
Communication	377.0	23.3	41.4	3.4	9.3	14.8	335.5	19.8	367.7	8.5
Transportation	1,036.7	22.7	35.5	(5.1)	69.6	3.7	1,001.2	27.8	967.0	19.0
Wholesale & Retail	3,958.5	118.1	49.6	(23.0)	51.8	(6.4)	3,908.8	141.2	3,906.7	124.6
Finance & Insurance	2,622.2	10.0	770.3	1.3	507.9	0.1	1,851.8	8.7	2,114.2	9.9
Real Estate	2,985.9	186.3	(92.8)	40.3	(268.3)	96.7	3,078.7	145.9	3,254.2	89.5
Service Industries	2,748.7	167.4	(196.5)	39.0	(348.1)	36.2	2,945.3	128.4	3,096.9	131.1
Local Governments	559.3	—	202.6	—	231.9	—	356.7	—	327.3	—
Governments	6,952.2	—	1,955.1	—	2,788.1	—	4,997.1	—	4,164.1	—
Other	11,836.9	136.9	179.8	5.8	250.9	13.6	11,657.0	131.0	11,585.9	123.2
Overseas Total (including Loans Booked Offshore)	—	—	—	—	—	—	—	—	—	—
Governments	—	—	—	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—

Total	37,126.6	835.6	3,122.0	68.2	3,380.8	209.0	34,004.5	767.4	33,745.8	626.5

Mizuho Corporate Bank
Domestic Total (excluding Loans Booked Offshore)	21,378.4	270.5	827.9	68.4	1,870.6	(151.5)	20,550.4	202.0	19,507.7	422.1
Manufacturing	4,575.3	44.6	868.1	8.6	1,076.5	15.2	3,707.1	36.0	3,498.7	29.3
Agriculture	0.7	—	(0.0)	—	(0.2)	—	0.7	—	0.9	—
Forestry	—	—	—	—	—	—	—	—	—	—
Fishery	—	—	(0.2)	—	(0.0)	—	0.2	—	0.0	—
Mining	124.7	—	43.1	—	36.3	—	81.5	—	88.4	—
Construction	555.5	13.9	49.6	2.0	83.7	(3.9)	505.8	11.9	471.8	17.9
Utilities	681.8	0.0	41.8	(1.9)	176.2	0.0	640.0	1.9	505.5	—
Communication	332.0	13.4	33.6	12.9	69.4	12.9	298.3	0.5	262.6	0.5
Transportation	1,646.1	78.9	76.7	(7.2)	118.4	(14.4)	1,569.4	86.1	1,527.7	93.4
Wholesale & Retail	1,430.8	10.1	7.8	3.2	(27.7)	(74.6)	1,423.0	6.9	1,458.6	84.8
Finance & Insurance	5,373.1	15.3	(202.5)	(7.4)	(23.1)	(140.3)	5,575.6	22.7	5,396.3	155.6
Real Estate	2,515.6	62.7	(164.9)	58.8	161.4	57.1	2,680.6	3.9	2,354.2	5.5
Service Industries	2,311.2	30.0	136.5	(0.4)	274.8	(3.6)	2,174.7	30.4	2,036.4	33.6
Local Governments	89.9	—	17.6	—	20.0	—	72.3	—	69.9	—
Governments	927.5	—	(203.4)	—	(248.4)	—	1,131.0	—	1,176.0	—
Other	813.5	1.1	123.9	(0.2)	153.3	0.0	689.6	1.4	660.2	1.0
Overseas Total (including Loans Booked Offshore)	8,532.9	113.2	(845.2)	37.4	(398.8)	75.7	9,378.1	75.8	8,931.8	37.4
Governments	253.7	—	(68.0)	—	(87.6)	(0.0)	321.8	—	341.4	0.0
Financial Institutions	1,990.4	1.0	(417.7)	(1.8)	(263.4)	1.0	2,408.1	2.8	2,253.8	—
Other	6,288.7	112.1	(359.4)	39.2	(47.7)	74.8	6,648.1	72.9	6,336.4	37.3

Total	29,911.3	383.7	(17.2)	105.8	1,471.7	(75.7)	29,928.6	277.9	28,439.6	459.5

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	5,687.4	49.4	(88.9)	14.9	(170.4)	(2.3)	5,776.3	34.5	5,857.8	51.7
Manufacturing	620.3	1.0	106.5	0.1	147.9	0.7	513.8	0.8	472.4	0.2
Agriculture	0.0	—	(0.0)	—	0.0	—	0.0	—	—	—
Forestry	—	—	—	—	—	—	—	—	—	—
Fishery	1.0	—	—	—	1.0	—	1.0	—	—	—
Mining	5.9	—	0.6	—	0.5	—	5.2	—	5.3	—
Construction	141.4	1.7	(6.5)	1.2	3.7	0.3	148.0	0.5	137.7	1.4
Utilities	90.4	0.3	(3.5)	0.3	(7.9)	0.3	94.0	—	98.4	—
Communication	1,230.1	0.4	(41.8)	(0.0)	(78.2)	0.3	1,271.9	0.5	1,308.3	0.0
Transportation	187.4	—	0.8	(1.2)	3.9	(1.3)	186.6	1.2	183.4	1.3
Wholesale & Retail	225.2	4.2	2.5	(2.0)	(1.6)	1.9	222.6	6.2	226.9	2.3
Finance & Insurance	673.6	—	(40.6)	(1.6)	(69.7)	(30.6)	714.3	1.6	743.3	30.6
Real Estate	775.2	30.6	(97.7)	18.0	(124.3)	25.7	872.9	12.5	899.6	4.8
Service Industries	363.6	2.5	26.5	0.1	29.1	(0.1)	337.0	2.4	334.4	2.7
Local Governments	36.8	3.0	0.6	(0.0)	0.1	(0.0)	36.1	3.0	36.6	3.0
Governments	—	—	—	—	—	—	—	—	—	—
Other	1,335.8	5.4	(36.4)	0.0	(75.0)	0.3	1,372.3	5.3	1,410.9	5.0
Overseas Total (including Loans Booked Offshore)	13.1	—	(1.0)	—	(1.1)	—	14.2	—	14.3	—
Governments	1.1	—	(0.1)	—	(0.1)	—	1.3	—	1.3	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	12.0	—	(0.9)	—	(0.9)	—	12.9	—	12.9	—

Total	5,700.5	49.4	(90.0)	14.9	(171.5)	(2.3)	5,790.5	34.5	5,872.1	51.7

Note:	Amounts of outstanding loans are aggregated figures of banking and trust accounts, and amounts of non-accrual, past due & restructured loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of March 31, 2009		Change from September 30, 2008		Change from March 31, 2008		As of September 30, 2008		As of March 31, 2008
	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	1,241.3	75.4	173.3	4.2	77.3	11.8	1,067.9	71.1	1,163.9	63.5
Manufacturing	165.1	69.9	17.6	3.0	44.5	4.1	147.5	66.9	120.6	65.7
Agriculture	0.3	99.4	(0.5)	43.2	0.0	37.7	0.9	56.2	0.3	61.7
Forestry	—	—	—	—	—	—	—	—	—	—
Fishery	0.0	100.0	(0.1)	7.6	(0.1)	(4.4)	0.1	92.3	0.1	104.4
Mining	0.0	100.0	(0.0)	84.3	(0.0)	39.1	0.0	15.6	0.1	60.8
Construction	74.7	70.4	4.6	(8.3)	20.5	4.2	70.1	78.8	54.2	66.1
Utilities	2.0	73.0	(0.5)	(20.7)	2.0	(26.9)	2.6	93.8	0.0	100.0
Communication	38.7	49.1	16.3	(5.6)	27.8	(14.8)	22.3	54.7	10.8	64.0
Transportation	104.4	52.7	(13.7)	5.5	(12.6)	5.4	118.2	47.2	117.1	47.2
Wholesale & Retail	143.7	71.0	(17.6)	9.9	(75.0)	15.8	161.4	61.0	218.8	55.2
Finance & Insurance	10.3	52.2	(6.0)	(1.4)	(167.1)	13.6	16.4	53.6	177.5	38.6
Real Estate	285.2	89.1	120.9	3.0	184.5	2.7	164.2	86.0	100.6	86.3
Service Industries	219.4	65.2	37.4	1.1	29.8	1.2	181.9	64.1	189.5	64.0
Local Governments	30.6	100.0	(0.0)	—	(0.0)	—	30.6	100.0	30.6	100.0
Other	166.1	94.0	14.9	2.2	22.9	1.0	151.1	91.8	143.1	93.0
Overseas Total (including Loans Booked Offshore)	143.4	58.7	65.5	(9.7)	104.1	(25.7)	77.8	68.5	39.2	84.5
Governments	—	—	—	—	(0.0)	—	—	—	0.0	67.6
Financial Institutions	1.0	116.1	(1.8)	61.2	0.9	16.1	2.9	54.8	0.0	99.9
Other	142.4	58.3	67.4	(10.6)	103.3	(26.1)	74.9	69.0	39.1	84.5

Total	1,384.7	73.6	238.9	2.7	181.5	9.5	1,145.8	70.9	1,203.2	64.1

Note:	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Housing and Consumer Loans	12,307.7	137.3	185.9	12,170.3	12,121.7
Housing Loans for owner’s residential housing	10,076.8	199.2	298.1	9,877.5	9,778.7

Mizuho Bank
Housing and Consumer Loans	12,008.6	144.6	201.2	11,863.9	11,807.3
Housing Loans	10,924.0	155.0	200.1	10,768.9	10,723.8
for owner’s residential housing	9,821.2	203.6	306.8	9,617.6	9,514.4
Consumer loans	1,084.6	(10.4)	1.1	1,095.0	1,083.4

Mizuho Corporate Bank
Housing and Consumer Loans	—	—	—	—	—
Housing Loans	—	—	—	—	—
for owner’s residential housing	—	—	—	—	—
Consumer loans	—	—	—	—	—

Mizuho Trust & Banking (Banking Account + Trust Account)
Housing and Consumer Loans	299.0	(7.2)	(15.3)	306.3	314.4
Housing Loans for owner’s residential housing	255.5	(4.3)	(8.7)	259.9	264.3

Note:	Above figures are aggregated banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(%, Billions of yen)
	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	53.4	(3.7)	(6.7)	57.2	60.1
Loans to SMEs and Individual Customers	34,314.8	(204.1)	(1,245.9)	34,519.0	35,560.7

Note: Loans to MHFG are included as follows:
As of March 31, 2009: ¥700.0 billion (from MHBK)
As of September 30, 2008: ¥720.0 billion (from MHBK ¥360.0 billion; from MHCB ¥360.0 billion)
As of March 31, 2008: ¥1,000.0 billion (from MHBK ¥500.0 billion; from MHCB ¥500.0 billion)

Mizuho Bank
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	65.9	(4.5)	(7.1)	70.5	73.1
Loans to SMEs and Individual Customers	24,493.4	503.5	(188.2)	23,989.9	24,681.6

Mizuho Corporate Bank
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	35.2	(4.2)	(7.8)	39.5	43.1
Loans to SMEs and Individual Customers	7,540.2	(588.3)	(871.4)	8,128.5	8,411.7

Mizuho Trust & Banking (Banking Account + Trust Account)
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	40.1	(1.4)	(2.0)	41.5	42.1
Loans to SMEs and Individual Customers	2,281.1	(119.3)	(186.1)	2,400.5	2,467.3

Notes:

1.	Above figures are aggregated banking and trust account amounts.
2.	Above figures do not include loans booked at overseas offices and offshore loans.
3.	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail and service industries), or enterprises with full-time employees of 300 or below (100 or below for the wholesale industry, 50 or below for the retail industry, and 100 or below for the service industry).

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Mizuho Financial Group, Inc.

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, Number of countries)
	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Loan amount	3.7	3.6	2.9	0.1	0.8
Number of Restructuring Countries*	4	1	—	3	4

Note:	Number of Restructuring Countries refers to the countries of obligors’ residence.

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2009		Change from September 30, 2008		Change from March 31, 2008		As of September 30, 2008		As of March 31, 2008
	Outstanding Balance	Non- Accrual, Past Due and Restructured Loans	Outstanding Balance	Non- Accrual, Past Due and Restructured Loans	Outstanding Balance	Non- Accrual, Past Due and Restructured Loans	Outstanding Balance	Non- Accrual, Past Due and Restructured Loans	Outstanding Balance	Non- Accrual, Past Due and Restructured Loans
Asia	1,940.6	17.2	(144.5)	6.5	(126.3)	11.2	2,085.1	10.6	2,066.9	5.9
Hong Kong	460.1	1.8	(10.3)	(2.0)	26.1	1.5	470.4	3.9	433.9	0.2
Korea	248.2	—	(68.7)	—	(92.8)	—	317.0	—	341.1	—
Singapore	299.4	7.0	(3.9)	6.9	(36.1)	7.0	303.3	0.1	335.5	—
Thailand	265.4	1.8	(3.2)	0.9	(4.2)	1.1	268.6	0.9	269.6	0.6
Central and South America	2,563.3	0.1	(99.4)	(0.0)	270.8	(0.0)	2,662.8	0.1	2,292.5	0.1
North America	2,582.3	21.7	(103.7)	8.5	228.7	17.6	2,686.1	13.2	2,353.6	4.1
Eastern Europe	86.0	5.9	(8.4)	5.9	(2.5)	5.9	94.5	—	88.6	—
Western Europe	3,011.3	58.4	(336.4)	18.3	(251.6)	34.8	3,347.8	40.1	3,262.9	23.6
Other	854.5	9.5	(145.9)	(3.2)	(190.4)	5.5	1,000.4	12.8	1,045.0	3.9

Total	11,038.3	113.1	(838.6)	36.1	(71.4)	75.2	11,876.9	76.9	11,109.7	37.8

Note:	Loans by Mizuho Corporate Bank (China), Ltd which was established in June 2007 is not included in the above table.

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Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Change in Deferred Tax Assets, etc.

Consolidated

	(Billions of yen)
	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Net Deferred Tax Assets (A)	714.6	(126.3)	118.1	841.0	596.5
(Reference)
Tier I Capital (B)	3,766.3	(980.7)	(1,113.8)	4,747.0	4,880.1
(A)/(B) (%)	18.9	1.2	6.7	17.7	12.2

Non-Consolidated

	(Billions of yen)
	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Mizuho Bank
Total Deferred Tax Assets (A)	1,066.0	68.4	81.8	997.6	984.2
Total Deferred Tax Liabilities (B)	(190.9)	26.6	44.9	(217.6)	(235.8)
(A) + (B)	875.1	95.1	126.7	779.9	748.3
Valuation Allowance	(594.4)	(231.5)	(218.6)	(362.9)	(375.7)
Net Deferred Tax Assets (C)	280.6	(136.3)	(91.9)	417.0	372.5
(Reference)
Tier I Capital (D)	1,645.4	(150.7)	(241.7)	1,796.1	1,887.1
(C)/(D) (%)	17.0	(6.1)	(2.6)	23.2	19.7

Mizuho Corporate Bank
Total Deferred Tax Assets (A)	1,739.7	304.8	283.9	1,434.8	1,455.7
Total Deferred Tax Liabilities (B)	(174.1)	(34.6)	136.1	(139.5)	(310.3)
(A) + (B)	1,565.5	270.2	420.1	1,295.2	1,145.4
Valuation Allowance	(1,252.5)	(274.7)	(247.4)	(977.8)	(1,005.1)
Net Deferred Tax Assets (C)	312.9	(4.4)	172.7	317.4	140.2
(Reference)
Tier I Capital (D)	1,862.6	(778.4)	(643.2)	2,641.1	2,505.9
(C)/(D) (%)	16.8	4.7	11.2	12.0	5.5

Mizuho Trust & Banking
Total Deferred Tax Assets (A)	233.6	(4.5)	4.1	238.2	229.4
Total Deferred Tax Liabilities (B)	(10.3)	11.7	19.0	(22.1)	(29.4)
(A) + (B)	223.2	7.1	23.2	216.1	200.0
Valuation Allowance	(173.1)	(3.1)	(11.0)	(170.0)	(162.0)
Net Deferred Tax Assets (C)	50.1	4.0	12.1	46.0	37.9
(Reference)
Tier I Capital (D)	248.4	(44.8)	(117.5)	293.3	366.0
(C)/(D) (%)	20.1	4.4	9.7	15.7	10.3

Aggregated Figures of the 3 Banks
Total Deferred Tax Assets (A)	3,039.4	368.7	369.9	2,670.6	2,669.4
Total Deferred Tax Liabilities (B)	(375.4)	3.7	200.1	(379.2)	(575.6)
(A) + (B)	2,663.9	372.5	570.1	2,291.3	2,093.8
Valuation Allowance	(2,020.1)	(509.3)	(477.1)	(1,510.8)	(1,543.0)
Net Deferred Tax Assets (C)	643.7	(136.7)	92.9	780.5	550.8
(Reference)
Tier I Capital (D)	3,756.6	(974.0)	(1,002.5)	4,730.6	4,759.1
(C)/(D) (%)	17.1	0.6	5.5	16.4	11.5

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Mizuho Financial Group, Inc.

2. Estimation of Deferred Tax Assets, etc.

Non-Consolidated

(1) Calculation Policy

Recoverability of Deferred Tax Assets is basically assessed based on future taxable income derived from future profitability, considering that Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s fundamental profitability enabled the three banks consistently to report an appropriate level of Net Business Profits in previous periods. Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s tax losses carry-forwards and future deductible temporary differences in the past resulted from nonrecurring special causes, e.g. losses from extraordinary and significant waiver of claims due to the crash of the bubble economy, acceleration of disposition of NPLs and stock holdings in accordance with government policy to stabilize promptly the financial system under the long deflationary depression, and the restructuring of businesses to meet the severe management environment. Since the three banks could have reported positive taxable income every year if the losses from these special factors were excluded, the conditions under the provisory clause of 5. (1) „ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66) have been fulfilled. Period for future taxable income considered in the assessment is five years.

(Reference) Past results of taxable income (tax loss)

	(Billions of yen)
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
Fiscal 2008 (estimate)	130.0	230.0	10.0
Fiscal 2007	273.2	487.1	74.3
Fiscal 2006	128.6	438.4	83.1
Fiscal 2005	124.2	211.0	24.9
Fiscal 2004	36.8	485.1	44.8

Notes:

1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
2.	Figures for Fiscal 2008 are estimates of taxable income before deducting tax losses carried forward from prior years.

3-39

Mizuho Financial Group, Inc.

(2) Estimation for Calculating Deferred Tax Assets

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2009 to March 31, 2014)		(Reference) Fiscal 2008
Gross Profits	1	4,109.5		827.7
General and Administrative Expenses	2	(2,809.5)		(571.1)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	1,300.0		256.5
Credit-related Costs	4	(1,110.0)		(314.8)
Income before Income Taxes	5	(155.0)		(206.2)
Tax Adjustments *1	6	738.8
Taxable Income before Current Temporary Differences *2	7	583.8

Statutory tax rate	8	40.59%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	236.9	ðEqual to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of March 31, 2009.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Reserves for Possible Losses on Loans	10	247.2	45.6	86.5	201.6	160.7
Impairment of Securities	11	262.4	38.7	47.3	223.6	215.0
Net Unrealized Losses on Other Securities	12	85.4	3.1	43.9	82.2	41.5
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	—	(20.0)	(14.6)	20.0	14.6
Tax Losses Carried Forward	15	281.0	(6.1)	(52.0)	287.1	333.0
Other	16	189.9	7.0	(29.1)	182.8	219.1

Total Deferred Tax Assets	17	1,066.0	68.4	81.8	997.6	984.2

Valuation Allowance	18	(594.4)	(231.5)	(218.6)	(362.9)	(375.7)

Sub Total [ 17 + 18 ]	19	471.6	(163.0)	(136.8)	634.6	608.4

Amount related to Retirement Benefits Accounting *	20	(148.7)	2.7	5.7	(151.4)	(154.4)
Net Unrealized Gains on Other Securities	21	(5.9)	11.7	11.3	(17.7)	(17.2)
Net Deferred Hedge Gains	22	(1.2)	(1.2)	(1.2)	—	—
Other	23	(35.0)	13.4	29.1	(48.4)	(64.1)

Total Deferred Tax Liabilities	24	(190.9)	26.6	44.9	(217.6)	(235.8)

Net Deferred Tax Assets (Liabilities) [19 + 24]	25	280.6	(136.3)	(91.9)	417.0	372.5

Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	26	236.9	(287.9)	(336.2)	524.9	573.2
Net Unrealized Gains on Other Securities [21]	27	(5.9)	11.7	11.3	(17.7)	(17.2)
Net Deferred Hedge Losses [14]	28	—	(20.0)	(14.6)	20.0	14.6
Net Deferred Hedge Gains [22]	29	(1.2)	(1.2)	(1.2)	—	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	30	50.8	161.0	248.9	(110.2)	(198.0)

* Amount related to Retirement Benefits Accounting includes ¥(87.4) billion related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥4,109.5 billion [1]

General and Administrative Expenses: ¥2,809.5 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,300.0 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥(155.0) billion [5]

Taxable Income before Current Temporary Differences: ¥583.8 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥1,066.0 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years. Valuation Allowance of ¥594.4 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥190.9 billion [24], ¥280.6 billion [25] of Net Deferred Tax Assets was recorded on the balance sheet.

3-40

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2009 to March 31, 2014)		(Reference) Fiscal 2008
Gross Profits	1	2,702.8		528.1
General and Administrative Expenses	2	(1,207.5)		(246.8)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	1,495.3		281.3
Credit-related Costs	4	(600.0)		(197.4)
Income before Income Taxes	5	652.3		(220.3)
Tax Adjustments *1	6	339.1
Taxable Income before Current Temporary Differences *2	7	991.4

Statutory tax rate	8	40.64%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	402.9	ðEqual to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of March 31, 2009.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Reserves for Possible Losses on Loans	10	133.7	70.1	35.6	63.6	98.1
Impairment of Securities	11	663.4	116.8	141.2	546.6	522.2
Net Unrealized Losses on Other Securities	12	198.6	173.8	180.3	24.8	18.3
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	—	—	—	—	—
Tax Losses Carried Forward	15	590.8	(73.8)	(99.0)	664.6	689.8
Other	16	152.9	17.8	25.8	135.0	127.0

Total Deferred Tax Assets	17	1,739.7	304.8	283.9	1,434.8	1,455.7

Valuation Allowance	18	(1,252.5)	(274.7)	(247.4)	(977.8)	(1,005.1)

Sub Total [ 17 + 18 ]	19	487.1	30.1	36.5	456.9	450.5

Amount related to Retirement Benefits Accounting *	20	(65.8)	(1.0)	(2.0)	(64.8)	(63.8)
Net Unrealized Gains on Other Securities	21	(12.6)	18.6	156.5	(31.2)	(169.2)
Net Deferred Hedge Gains	22	(72.1)	(66.1)	(37.8)	(5.9)	(34.2)
Other	23	(23.4)	13.9	19.4	(37.4)	(42.9)

Total Deferred Tax Liabilities	24	(174.1)	(34.6)	136.1	(139.5)	(310.3)

Net Deferred Tax Assets (Liabilities) [19 + 24]	25	312.9	(4.4)	172.7	317.4	140.2

Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	26	402.9	(52.6)	(51.0)	455.5	454.0
Net Unrealized Gains on Other Securities [21]	27	(12.6)	18.6	156.5	(31.2)	(169.2)
Net Deferred Hedge Losses [14]	28	—	—	—	—	—
Net Deferred Hedge Gains [22]	29	(72.1)	(66.1)	(37.8)	(5.9)	(34.2)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	30	(5.1)	95.7	105.0	(100.8)	(110.2)

*	Amount related to Retirement Benefits Accounting includes ¥(27.0) billion related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥2,702.8 billion [1]

General and Administrative Expenses: ¥1,207.5 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,495.3 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥652.3 billion [5]

Taxable Income before Current Temporary Differences: ¥991.4 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥1,739.7 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥1,252.5 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥174.1 billion [24], ¥312.9 billion [25] of Net Deferred Tax Assets was recorded on the balance sheet.

3-41

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2009 to March 31, 2014)		(Reference) Fiscal 2008
Gross Profits	1	639.6		130.0
General and Administrative Expenses	2	(452.5)		(91.2)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	187.1		38.8
Credit-related Costs	4	(50.0)		(26.9)
Income before Income Taxes	5	87.1		(10.9)
Tax Adjustments *1	6	61.1
Taxable Income before Current Temporary Differences *2	7	148.2

Statutory tax rate	8	40.60%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	60.1	ðEqual to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of March 31, 2009.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Reserves for Possible Losses on Loans	10	12.1	0.4	5.7	11.6	6.3
Impairment of Securities	11	67.6	5.3	6.7	62.2	60.9
Net Unrealized Losses on Other Securities	12	17.9	(0.2)	8.9	18.2	8.9
Reserve for Employee Retirement Benefits	13	7.3	0.4	0.8	6.9	6.4
Net Deferred Hedge Losses	14	3.1	2.3	3.1	0.7	—
Tax Losses Carried Forward	15	106.8	(11.8)	(20.2)	118.6	127.0
Other	16	18.5	(1.0)	(1.0)	19.6	19.6

Total Deferred Tax Assets	17	233.6	(4.5)	4.1	238.2	229.4

Valuation Allowance	18	(173.1)	(3.1)	(11.0)	(170.0)	(162.0)

Sub Total [ 17 + 18 ]	19	60.4	(7.7)	(6.9)	68.2	67.4

Amount related to Retirement Benefits Accounting *	20	(6.2)	—	—	(6.2)	(6.2)
Net Unrealized Gains on Other Securities	21	(3.2)	11.9	15.7	(15.2)	(19.0)
Net Deferred Hedge Gains	22	—	—	3.0	—	(3.0)
Other	23	(0.8)	(0.2)	0.2	(0.6)	(1.0)

Total Deferred Tax Liabilities	24	(10.3)	11.7	19.0	(22.1)	(29.4)

Net Deferred Tax Assets (Liabilities) [19 + 24]	25	50.1	4.0	12.1	46.0	37.9

Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	26	60.1	(1.8)	(1.6)	62.0	61.8
Net Unrealized Gains on Other Securities [21]	27	(3.2)	11.9	15.7	(15.2)	(19.0)
Net Deferred Hedge Losses [14]	28	3.1	2.3	3.1	0.7	—
Net Deferred Hedge Gains [22]	29	—	—	3.0	—	(3.0)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	30	(9.9)	(8.4)	(8.1)	(1.4)	(1.7)

*	Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥639.6 billion [1]

General and Administrative Expenses: ¥452.5 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥187.1 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥87.1 billion [5]

Taxable Income before Current Temporary Differences: ¥148.2 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥233.6 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥173.1 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥10.3 billion [24], ¥50.1 billion [25] of Net Deferred Tax Assets was recorded on the balance sheet.

3-42

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2009 to March 31, 2014)			(Reference) Fiscal 2008
Gross Profits	1	7,451.9			1,485.9
General and Administrative Expenses	2	(4,469.5)			(909.3)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	2,982.4			576.6
Credit-related Costs	4	(1,760.0)			(539.3)
Income before Income Taxes	5	584.4			(437.4)
Tax Adjustments *1	6	1,139.1
Taxable Income before Current Temporary Differences *2	7	1,723.5

Statutory tax rate	8	40.59% - 40.64%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	700.1	ð	Equal to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of March 31, 2009.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008

Reserves for Possible Losses on Loans	10	393.1	116.2	127.9	276.9	265.2
Impairment of Securities	11	993.4	160.9	195.2	832.5	798.2
Net Unrealized Losses on Other Securities	12	302.1	176.7	233.2	125.3	68.8
Reserve for Employee Retirement Benefits	13	7.3	0.4	0.8	6.9	6.4
Net Deferred Hedge Losses	14	3.1	(17.6)	(11.5)	20.8	14.6
Tax Losses Carried Forward	15	978.6	(91.8)	(171.3)	1,070.5	1,149.9
Other	16	361.4	23.9	(4.3)	337.5	365.8

Total Deferred Tax Assets	17	3,039.4	368.7	369.9	2,670.6	2,669.4

Valuation Allowance	18	(2,020.1)	(509.3)	(477.1)	(1,510.8)	(1,543.0)

Sub Total [ 17 + 18 ]	19	1,019.2	(140.5)	(107.1)	1,159.8	1,126.4

Amount related to Retirement Benefits Accounting *	20	(220.8)	1.6	3.7	(222.5)	(224.5)
Net Unrealized Gains on Other Securities	21	(21.8)	42.3	183.7	(64.2)	(205.6)
Net Deferred Hedge Gains	22	(73.3)	(67.4)	(36.1)	(5.9)	(37.2)
Other	23	(59.3)	27.2	48.8	(86.5)	(108.1)

Total Deferred Tax Liabilities	24	(375.4)	3.7	200.1	(379.2)	(575.6)

Net Deferred Tax Assets (Liabilities) [19 + 24]	25	643.7	(136.7)	92.9	780.5	550.8

Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	26	700.1	(342.4)	(388.9)	1,042.5	1,089.0
Net Unrealized Gains on Other Securities [21]	27	(21.8)	42.3	183.7	(64.2)	(205.6)
Net Deferred Hedge Losses [14]	28	3.1	(17.6)	(11.5)	20.8	14.6
Net Deferred Hedge Gains [22]	29	(73.3)	(67.4)	(36.1)	(5.9)	(37.2)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	30	35.7	248.3	345.8	(212.5)	(310.0)

*	Amount related to Retirement Benefits Accounting includes ¥(120.6) billion related to gains on securities contributed to employee retirement benefit trust.

3-43

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008

Deposits	69,523.6	2,761.8	2,061.6	66,761.7	67,461.9

Individual Deposits	34,763.8	363.1	882.9	34,400.6	33,880.8
Corporate Deposits	29,154.6	2,580.5	1,736.4	26,574.1	27,418.2
Financial/Government Institutions	5,605.1	(181.7)	(557.7)	5,786.9	6,162.8

Mizuho Bank
Deposits	55,320.8	1,443.3	932.0	53,877.4	54,388.7

Individual Deposits	32,914.4	374.3	880.4	32,540.1	32,034.0
Corporate Deposits	19,156.3	977.0	430.7	18,179.3	18,725.5
Financial/Government Institutions	3,250.0	92.0	(379.1)	3,157.9	3,629.1

Mizuho Corporate Bank
Deposits	11,286.5	1,195.4	905.7	10,091.0	10,380.8

Individual Deposits	3.5	(2.9)	(2.1)	6.4	5.7
Corporate Deposits	9,257.4	1,512.0	1,172.8	7,745.3	8,084.5
Financial/Government Institutions	2,025.6	(313.6)	(264.8)	2,339.3	2,290.5

Mizuho Trust & Banking
Deposits	2,916.1	123.0	223.8	2,793.1	2,692.3

Individual Deposits	1,845.8	(8.2)	4.7	1,854.0	1,841.0
Corporate Deposits	740.8	91.4	132.8	649.4	608.0
Financial/Government Institutions	329.4	39.8	86.2	289.6	243.1

Note: Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

3-44

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

Note: Figures are based on the information to be provided in Yuka Shoken Hokokusho.

Mizuho Financial Group, Inc. (Non-Consolidated)

	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Members of the Board of Directors and Auditors	14	—	—	14	14
Executive Officers (excluding those doubling as directors)	4	—	—	4	4
Employees (excluding Executive Officers)	283	15	18	268	265
Note: Three members of the Board of Directors and Auditors double as directors of the banking subsidiaries.

Non-Consolidated

Aggregated Figures of the 3 Banks

	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Members of the Board of Directors and Auditors	30	(1)	(1)	31	31
Executive Officers (excluding those doubling as directors)	91	(1)	3	92	88
Employees (excluding Executive Officers)	29,183	(611)	1,329	29,794	27,854
Note: The numbers have been adjusted for Members of the Board of Directors and Auditors doubling other positions.

Mizuho Bank
Members of the Board of Directors and Auditors	11	—	—	11	11
Executive Officers (excluding those doubling as directors)	32	(1)	—	33	32
Employees (excluding Executive Officers)	18,145	(506)	874	18,651	17,271

Mizuho Corporate Bank
Members of the Board of Directors and Auditors	10	(1)	(1)	11	11
Executive Officers (excluding those doubling as directors)	39	—	1	39	38
Employees (excluding Executive Officers)	7,900	(45)	281	7,945	7,619

Mizuho Trust & Banking
Members of the Board of Directors and Auditors	11	—	—	11	11
Executive Officers (excluding those doubling as directors)	20	—	2	20	18
Employees (excluding Executive Officers)	3,138	(60)	174	3,198	2,964

3-45

Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

Aggregated Figures of the 3 Banks

	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Head Offices and Domestic Branches	440	2	6	438	434
Overseas Branches	22	—	1	22	21
Domestic Sub-Branches	38	—	(3)	38	41
Overseas Sub-Branches	10	1	1	9	9
Overseas Representative Offices	8	(1)	(1)	9	9

Note: Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (34), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Bank
Head Office and Domestic Branches	387	2	6	385	381
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	36	—	(3)	36	39
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	—	—	—	—

Note: Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (16), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Corporate Bank
Head Office and Domestic Branches	18	—	—	18	18
Overseas Branches	22	—	1	22	21
Domestic Sub-Branches	—	—	—	—	—
Overseas Sub-Branches	10	1	1	9	9
Overseas Representative Offices	7	(1)	(1)	8	8

Note: Head Office and Domestic Branches do not include branches and offices for remittance purposes only (18).

Mizuho Trust & Banking
Head Office and Domestic Branches	35	—	—	35	35
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	2	—	—	2	2
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	1	—	—	1	1

3-46

Mizuho Financial Group, Inc.

4. Earnings Estimates for Fiscal 2009

Consolidated

	(Billions of yen)
	Fiscal 2009
Ordinary Income	3,200.0
Ordinary Profits	330.0
Net Income	200.0

(Reference)

Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking

Aggregated Figures of the 3 Banks (Non-consolidated)

	(Billions of yen)

	Fiscal 2009
	Aggregated Figures	MHBK	MHCB	MHTB
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	700.0	295.0	355.0	50.0
Ordinary Profits	300.0	60.0	215.0	25.0
Net Income	250.0	80.0	155.0	15.0

Credit-related Costs	(310.0)	(180.0)	(120.0)	(10.0)

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts.

Mizuho Financial Group, Inc. (Non-Consolidated)

	(Billions of yen)
	Fiscal 2009
Operating Income	33.0
Operating Profits	13.0
Ordinary Profits	4.0
Net Income	4.0

3-47

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of March 31, 2009 (A)	As of March 31, 2008 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥2,738,999	¥3,272,160	¥(533,161)
Call Loans	8,740,000	4,668,200	4,071,800
Guarantee Deposits Paid under Securities Borrowing Transactions	120,451	3,131,603	(3,011,152)
Other Debt Purchased	1,719,219	2,333,582	(614,362)
Trading Assets	1,555,582	1,179,748	375,833
Money Held in Trust	1,266	1,500	(234)
Securities	13,376,053	15,151,302	(1,775,249)
Loans and Bills Discounted	37,126,612	33,745,801	3,380,810
Foreign Exchange Assets	124,652	120,477	4,174
Other Assets	2,781,170	2,701,901	79,269
Tangible Fixed Assets	654,363	604,504	49,859
Intangible Fixed Assets	142,192	130,249	11,943
Deferred Tax Assets	280,656	372,563	(91,906)
Customers’ Liabilities for Acceptances and Guarantees	1,120,746	1,157,505	(36,758)
Reserves for Possible Losses on Loans	(464,301)	(347,614)	(116,686)
Reserve for Possible Losses on Investments	—	(84,022)	84,022

Total Assets	¥70,017,665	¥68,139,465	¥1,878,200

Liabilities
Deposits	¥55,350,888	¥54,479,674	¥871,214
Negotiable Certificates of Deposit	1,784,860	1,613,280	171,580
Debentures	882,949	971,953	(89,003)
Call Money	1,666,100	1,433,100	233,000
Payables under Repurchase Agreements	588,323	495,835	92,487
Guarantee Deposits Received under Securities Lending Transactions	806,730	1,375,995	(569,264)
Trading Liabilities	255,403	280,431	(25,028)
Borrowed Money	2,043,626	1,115,189	928,436
Foreign Exchange Liabilities	10,713	13,706	(2,993)
Short-term Bonds	20,000	—	20,000
Bonds and Notes	761,200	662,500	98,700
Other Liabilities	3,405,053	2,617,813	787,240
Reserve for Bonus Payments	9,030	9,187	(157)
Reserve for Director and Corporate Auditor Retirement Benefits	—	1,974	(1,974)
Reserve for Frequent Users Services	11,277	8,314	2,962
Reserve for Reimbursement of Deposits	12,650	8,739	3,911
Reserve for Reimbursement of Debentures	8,973	—	8,973
Deferred Tax Liabilities for Revaluation Reserve for Land	77,471	77,956	(485)
Acceptances and Guarantees	1,120,746	1,157,505	(36,758)

Total Liabilities	68,815,998	66,323,157	2,492,840

Net Assets
Common Stock and Preferred Stock	650,000	650,000	—
Capital Surplus	762,345	762,345	—
Capital Reserve	762,345	762,345	—
Retained Earnings	(130,913)	362,006	(492,919)
Other Retained Earnings	(130,913)	362,006	(492,919)
Retained Earnings Brought Forward	(130,913)	362,006	(492,919)

Total Shareholders’ Equity	1,281,432	1,774,352	(492,919)

Net Unrealized Gains on Other Securities, net of Taxes	(190,725)	(46,300)	(144,424)
Net Deferred Hedge Losses, net of Taxes	1,884	(21,482)	23,367
Revaluation Reserve for Land, net of Taxes	109,075	109,738	(662)

Total Valuation and Translation Adjustments	(79,765)	41,955	(121,720)

Total Net Assets	1,201,667	1,816,308	(614,640)
Total Liabilities and Net Assets	¥70,017,665	¥68,139,465	¥1,878,200

3-48

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the fiscal year ended March 31, 2009 (A)	For the fiscal year ended March 31, 2008 (B)	Change (A) - (B)
Ordinary Income	¥1,235,954	¥1,441,383	¥(205,428)
Interest Income	858,419	892,327	(33,907)
Interest on Loans and Bills Discounted	616,565	621,046	(4,480)
Interest and Dividends on Securities	115,060	165,500	(50,439)
Fee and Commission Income	208,277	238,378	(30,100)
Trading Income	38,397	122,597	(84,199)
Other Operating Income	77,601	67,258	10,343
Other Ordinary Income	53,258	120,821	(67,563)

Ordinary Expenses	1,526,146	1,219,477	306,668
Interest Expenses	254,765	285,427	(30,662)
Interest on Deposits	149,897	156,643	(6,745)
Interest on Debentures	3,175	3,068	107
Fee and Commission Expenses	51,601	49,343	2,258
Trading Expenses	—	—	—
Other Operating Expenses	48,603	42,956	5,646
General and Administrative Expenses	614,744	558,913	55,830
Other Ordinary Expenses	556,431	282,835	273,595

Ordinary Profits	(290,191)	221,905	(512,096)

Extraordinary Gains	95,215	24,032	71,182

Extraordinary Losses	11,286	6,911	4,375

Income before Income Taxes	(206,262)	239,027	(445,289)

Income Taxes:
Current	519	502	17
Deferred	86,819	42,997	43,822

Net Income	¥(293,601)	¥195,527	¥(489,129)

3-49

Mizuho Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments
		Capital Surplus			Retained Earnings
	Common					Other Retained Earnings				Net Unrealized Gains on	Net Deferred
	Stock and Preferred Stock	Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Retained Earnings Brought Forward	Total Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Other Securities, net of Taxes	Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
Balance as of March 31, 2008	¥650,000	¥762,345	—	¥762,345	—	¥362,006	¥362,006	—	¥1,774,352	¥(46,300)	¥(21,482)	¥109,738	¥41,955	¥1,816,308

Changes during the fiscal year
Cash Dividends	—	—	—	—	—	(200,000)	(200,000)	—	(200,000)	—	—	—	—	(200,000)
Net Income	—	—	—	—	—	(293,601)	(293,601)	—	(293,601)	—	—	—	—	(293,601)
Repurchase of Treasury Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cancellation of Treasury Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	682	682	—	682	—	—	—	—	682
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(144,424)	23,367	(662)	(121,720)	(121,720)

Total Changes during the fiscal year	—	—	—	—	—	(492,919)	(492,919)	—	(492,919)	(144,424)	23,367	(662)	(121,720)	(614,640)

Balance as of March 31, 2009	¥650,000	¥762,345	—	¥762,345	—	¥(130,913)	¥(130,913)	—	¥1,281,432	¥(190,725)	¥1,884	¥109,075	¥(79,765)	¥1,201,667

3-50

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO CORPORATE BANK

	Millions of yen
	As of March 31, 2009 (A)	As of March 31, 2008 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥3,930,221	¥1,393,670	¥2,536,551
Call Loans	162,041	272,402	(110,360)
Receivables under Resale Agreements	583,917	1,856,338	(1,272,421)
Guarantee Deposits Paid under Securities Borrowing Transactions	2,724,465	2,832,786	(108,321)
Other Debt Purchased	138,491	176,024	(37,532)
Trading Assets	5,301,421	3,895,842	1,405,579
Money Held in Trust	2,026	2,026	0
Securities	15,406,851	17,494,803	(2,087,951)
Loans and Bills Discounted	29,911,387	28,439,602	1,471,784
Foreign Exchange Assets	796,974	586,120	210,853
Derivatives other than for Trading	9,445,441	7,356,191	2,089,250
Other Assets	1,965,964	2,599,072	(633,107)
Tangible Fixed Assets	117,585	122,293	(4,708)
Intangible Fixed Assets	90,030	82,005	8,024
Deferred Debenture Charges	—	—	—
Deferred Tax Assets	312,980	140,262	172,717
Customers’ Liabilities for Acceptances and Guarantees	3,871,723	4,532,620	(660,897)
Reserves for Possible Losses on Loans	(330,952)	(216,809)	(114,143)
Reserve for Possible Losses on Investments	(5,590)	(1,491)	(4,098)

Total Assets	¥74,424,982	¥71,563,763	¥2,861,218

Liabilities
Deposits	¥19,614,285	¥19,598,671	¥15,614
Negotiable Certificates of Deposit	7,233,589	8,036,781	(803,192)
Debentures	1,423,750	2,199,100	(775,350)
Call Money	12,314,696	8,968,569	3,346,126
Payables under Repurchase Agreements	2,663,993	5,598,199	(2,934,205)
Guarantee Deposits Received under Securities Lending Transactions	1,884,378	2,604,496	(720,117)
Trading Liabilities	3,909,429	3,170,152	739,276
Borrowed Money	6,849,307	3,747,304	3,102,003
Foreign Exchange Liabilities	609,399	241,119	368,279
Short-term Bonds	154,400	490,000	(335,600)
Bonds and Notes	2,064,368	1,426,971	637,396
Derivatives other than for Trading	9,312,947	6,929,113	2,383,833
Other Liabilities	985,235	1,398,066	(412,830)
Reserve for Bonus Payments	10,939	3,570	7,368
Reserve for Director and Corporate Auditor Retirement Benefits	—	2,459	(2,459)
Reserve for Possible Losses on Sales of Loans	28,711	50,895	(22,184)
Reserve for Contingencies	7,845	1,505	6,339
Deferred Tax Liabilities	—	—	—
Deferred Tax Liabilities for Revaluation Reserve for Land	26,884	27,140	(256)
Acceptances and Guarantees	3,871,723	4,532,620	(660,897)

Total Liabilities	72,965,883	69,026,738	3,939,144

Net Assets
Common Stock and Preferred Stock	1,070,965	1,070,965	—
Capital Surplus	330,334	330,334	—
Capital Reserve	330,334	330,334	—
Other Capital Surplus	—	—	—
Retained Earnings	246,763	701,930	(455,166)
Appropriated Reserve	110,701	70,700	40,000
Other Retained Earnings	136,062	631,229	(495,167)
Retained Earnings Brought Forward	136,062	631,229	(495,167)

Total Shareholders’ Equity	1,648,063	2,103,229	(455,166)

Net Unrealized Gains on Other Securities, net of Taxes	(331,657)	346,058	(677,716)
Net Deferred Hedge Losses, net of Taxes	105,320	50,006	55,314
Revaluation Reserve for Land, net of Taxes	37,372	37,729	(357)

Total Valuation and Translation Adjustments	(188,964)	433,794	(622,759)

Total Net Assets	1,459,098	2,537,024	(1,077,926)
Total Liabilities and Net Assets	¥74,424,982	¥71,563,763	¥2,861,218

3-51

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO CORPORATE BANK

	Millions of yen
	For the fiscal year ended March 31, 2009 (A)	For the fiscal year ended March 31, 2008 (B)	Change (A) - (B)
Ordinary Income	¥1,705,752	¥2,328,378	¥(622,625)
Interest Income	1,073,677	1,423,492	(349,814)
Interest on Loans and Bills Discounted	622,878	742,022	(119,144)
Interest and Dividends on Securities	333,815	467,918	(134,103)
Fee and Commission Income	149,905	157,307	(7,402)
Trading Income	153,323	248,743	(95,420)
Other Operating Income	171,210	204,379	(33,169)
Other Ordinary Income	157,635	294,454	(136,818)

Ordinary Expenses	1,927,211	1,956,658	(29,446)
Interest Expenses	757,176	1,129,888	(372,712)
Interest on Deposits	218,556	402,500	(183,944)
Interest on Debentures	14,484	20,914	(6,429)
Fee and Commission Expenses	32,961	37,490	(4,528)
Trading Expenses	—	3,467	(3,467)
Other Operating Expenses	229,827	256,718	(26,890)
General and Administrative Expenses	260,405	239,138	21,267
Other Ordinary Expenses	646,840	289,954	356,886

Ordinary Profits	(221,459)	371,719	(593,178)

Extraordinary Gains	6,817	92,672	(85,855)

Extraordinary Losses	5,660	474,537	(468,877)

Income before Income Taxes	(220,302)	(10,145)	(210,156)

Income Taxes:
Current	20,767	38	20,729
Deferred	14,459	78,581	(64,122)

Net Income	¥(255,529)	¥(88,764)	¥(166,764)

3-52

Mizuho Corporate Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO CORPORATE BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments
		Capital Surplus			Retained Earnings
	Common Stock and Preferred Stock	Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
						Retained Earnings Brought Forward
Balance as of March 31, 2008	¥1,070,965	¥330,334	—	¥330,334	¥70,700	¥631,229	¥701,930	—	¥2,103,229	¥346,058	¥50,006	¥37,729	¥433,794	¥2,537,024

Changes during the period
Cash Dividends	—	—	—	—	40,000	(240,002)	(200,001)	—	(200,001)	—	—	—	—	(200,001)
Net Income	—	—	—	—	—	(255,529)	(255,529)	—	(255,529)	—	—	—	—	(255,529)
Repurchase of Treasury Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cancellation of Treasury Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	364	364	—	364	—	—	—	—	364
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(677,716)	55,314	(357)	(622,759)	(622,759)

Total Changes during the period	—	—	—	—	40,000	(495,167)	(455,166)	—	(455,166)	(677,716)	55,314	(357)	(622,759)	(1,077,926)

Balance as of March 31, 2009	¥1,070,965	¥330,334	—	¥330,334	¥110,701	¥136,062	¥246,763	—	¥1,648,063	¥(331,657)	¥105,320	¥37,372	¥(188,964)	¥1,459,098

3-53

(Attachment)

Changes in the directors, corporate auditors and executive officers of Mizuho Financial Group

Changes in the directors, corporate auditors and executive officers of Mizuho Financial Group are as previously announced on January 16, March 2 and March 13, 2009.